
11007574

Annual Report


Credit Acceptance
We change lives!


Credit
Acceptance
We change lives!

Corporate Profile

Since 1972, Credit Acceptance has provided auto loans to consumers, regardless of their credit history. Our product is offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

Without our product, consumers are often unable to purchase a vehicle or they purchase an unreliable one. Further, as we report to the three national credit reporting agencies, an important ancillary benefit of our program is that we provide a significant number of our consumers with an opportunity to improve their lives by improving their credit score and move on to more traditional sources of financing. Credit Acceptance is publicly traded on the NASDAQ under the symbol CACC. For more information, visit **creditacceptance.com**.



"***Credit Acceptance is the best creditor I have ever had.*** *I have enjoyed working with them.* ***My experience was A-1.*** *They are dependable and affordable and working with the AutoPay program was the best part about it.*

My credit score improved 200%. *I even co-signed for my cousin. Credit Acceptance,* ***you are the best!***"

- Charles (Markham, IL)



Join us on Facebook to see how more ***lives have been changed*** *through Credit Acceptance!*



SHAREHOLDER LETTER

A message from our Chief Executive Officer

Adjusted earnings per share (diluted) increased 41.4% in 2010, while Economic Profit increased 51.0%[1]. Over the last ten years, adjusted earnings per share have grown to $5.70 from $0.57, while Economic Profit has grown to $123.1 million from a loss of $4.8 million[2]. We are proud of these accomplishments. The results produced since the start of the financial crisis are particularly satisfying, as many industry followers predicted a much different outcome for us than the one we achieved.

HISTORY

Credit Acceptance was founded in 1972 by our current Chairman and majority shareholder, Don Foss. Don learned early in his career that many people who needed a vehicle were unable to acquire one because of their credit standing. Even more importantly, he realized that most people in this situation were misjudged by traditional lending sources, who assumed that the applicants' less-than-perfect credit histories made them undeserving of a second chance. Don started Credit Acceptance to enable these individuals to purchase a vehicle and establish or reestablish a positive credit history, thereby moving their financial lives in a positive direction.

IMPACT OF BUSINESS CYCLES ON OUR PERFORMANCE

It is important for shareholders to understand the impact of the external environment on our performance. Both competitive cycles and economic cycles have affected our results historically and are likely to do so in the future.

Competitive Cycles

We have gone through several cycles of competition. From 1972 through the early 1990s, there were very few companies attempting to serve the market segment that Don had identified. As a result, during this period we had an almost unlimited opportunity to write new business at very high levels of profitability. Following our initial public stock offering in 1992, we began to see more companies entering our market, and by 1995 we faced an unprecedented level of competition. Because we had not experienced high levels of competition previously, we were not prepared to operate successfully in this new environment. As a result, the loans we originated during this period produced a return less than our cost of capital. Our competitors fared much worse, however, and by 1997 most had exited our market. Although the results we produced during this period were unsatisfactory, we learned many valuable lessons that allowed us to navigate the next competitive cycle with much greater success.

---

[1] *GAAP net income per share (diluted) in 2010 increased 22.7% to $5.67 from $4.62 in 2009 and GAAP net income in 2010 increased 16.3% to $170.1 million from $146.3 million in 2009.*

[2] *GAAP net income per share (diluted) in 2010 increased 894.7% to $5.67 from $0.57 in 2001 and GAAP net income in 2010 increased 588.7% to $170.1 million from $24.7 million in 2001.*


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That next cycle began in 2003. The business environment became increasingly difficult as it became easier for competitors to obtain capital for their operations. The cycle came to a halt toward the end of 2007, with our competitors again reporting higher-than-expected credit losses and disappointing financial results. Many of our competitors were then forced to either significantly curtail originations or exit the market entirely.

In contrast to the unsatisfactory results we delivered during the first cycle, we produced very good ones during the 2003–2007 cycle. We had improved many important aspects of our business between the first and second cycles, including our ability to predict loan performance, deploy risk-adjusted pricing, monitor loan performance and execute key functions consistently. In addition, we gave a high priority to ensuring that we originated new loans with a large margin of safety, so that even if the loans did not perform as expected, they would still very likely produce acceptable financial results. We grew our loan volumes throughout the 2003–2007 period, but always balanced our desire to grow with an insistence on acceptable per loan profitability. This combination of growth and meaningful improvements in per loan profitability allowed us to grow our adjusted earnings per share to $2.03 in 2007 from $0.70 in 2002 in spite of the increasingly competitive environment[3].

When the cycle ended in late 2007, we were able to modify our pricing and write a significant volume of new loans at very high levels of per unit profitability. Although capital constraints did not allow us to write as much business in 2008–2009 as we would have liked, the improvements in per unit profitability allowed us to significantly improve our financial results in both of those years.

As discussed below, near the end of 2009 and during 2010 we were able to complete a number of financing transactions that put us in position to increase unit volumes by 23.2% in 2010, with per unit profitability near the high end of the historical range.

While the competitive market is very favorable currently, we will again face another cycle of competition. Based on our experience during the last cycle, we believe that we will continue to be successful when competition returns.

Economic Cycles

Economic cycles affect our business as well. Increases in the unemployment rate put downward pressure on loan performance, and conditions in the capital markets make it more difficult to access the capital we need to fund our business.

From 1972 through 1991, the Company experienced two significant increases in the unemployment rate. The first occurred in 1974–1975 and the second in 1980–1982. However, the information we accumulated during these periods was largely anecdotal, as we did not capture loan performance data during this early stage of the Company's development.

[3] *We grew GAAP net income per share to $1.76 in 2007 from $0.69 in 2002.*

We began to capture loan performance data in 1991 (although we did not have the tools to adequately assess this data until 1997). The period from 1991 through April of 2008 was a time of relatively stable unemployment levels. The only significant increase in unemployment rates occurred in 2001. But that was a year in which we made major changes to our origination systems and loan programs that unexpectedly made it harder for us to draw clear conclusions from what we observed. As a result, prior to the most recent economic downturn, we had only a limited ability to predict the impact of sharply rising unemployment rates on our loan portfolio.

One conclusion we did draw (from the limited information we had accumulated for the period 1972 through April 2008) was that our loans would likely perform better than many outside observers would expect. However, that conclusion was far from certain. The uncertainty about our loan performance during a period of rapidly rising unemployment was a primary reason that we had decided to price new loans with a large margin of safety and to maintain conservative levels of debt.

The most recent financial crisis began to unfold in late 2007. Adding to the challenge was the fact that 2007 was also a period of intense competition within our industry. During 2007, we had to compete for new loan originations with an increasing number of companies that were willing to accept low returns and operate with lenient underwriting standards. Then the economic downturn worsened. From April 2008 through October 2009, the national unemployment rate increased from 4.9% to 10.1%. This combination of events—intense competition, followed by severe economic deterioration—provided a perfect test of our business model, one that would confirm either our views or the views of skeptics. As our financial results for the last three years demonstrate, we passed the test with flying colors. Our loan performance surpassed even our most optimistic expectations, and we reported record levels of profitability in 2008, 2009 and 2010.

We did experience deterioration in our loan performance, but it was modest. In contrast, many of our competitors experienced a much greater fall-off in their loan performance and reported poor financial results. While we do not have as much insight into their experience as we do into our own, we believe that a significant share of the deterioration they recorded was due to poor underwriting rather than the impact of the economic downturn. Because our competitors generally target low levels of per loan profitability and use debt extensively, any adverse change in loan performance has a much more damaging impact on their results than on ours.

Access to Capital

Besides impacting loan performance, the financial crisis made it more difficult to access capital. The tightening of the capital markets began in mid-2007 and continued throughout 2008 and much of 2009. Nevertheless, we had considerable success in obtaining capital. In January of 2008, we renewed and expanded our bank line of credit to $133.5 million from $75.0 million. In addition, we extended the maturity of this facility to June 2010. In February of 2008, the facility was further expanded to $153.5 million.


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Also in February of 2008, we extended the maturity of our $325.0 million warehouse line of credit to February of 2009. In August of 2008, we extended the maturity again to August of 2009.

In April of 2008, we completed a $150.0 million asset-backed non-recourse secured financing. In May of 2008, we entered into a $50.0 million warehouse line of credit.

These transactions enabled us to originate $786.4 million of new loans in 2008, an increase of 14.1% from 2007. We attribute our success in obtaining capital during that difficult period to our continued strong financial performance, our conservative balance sheet and the solid long-term relationships we had established with our lenders.

The capital markets became less accessible as 2008 progressed, however. As a result, we began to slow originations growth through pricing changes which began in March and continued throughout the remainder of 2008.

During 2009, we continued to slow originations based on the capital we had available. We originated $619.4 million of new loans, 21.2% less than in 2008. While we would have preferred a higher level of originations, we did not have access to the new capital we would have required on terms that we found acceptable.

We were able to renew both our bank and warehouse credit lines, however. The bank line of credit agreement was renewed in June of 2009 at a reduced amount ($140.0 million, down from $153.5 million) and extended through June of 2011. Our warehouse lines of credit were renewed in August of 2009 for additional one-year periods. Our $325.0 million warehouse line was renewed at the same amount while our $50.0 million warehouse was increased to $75.0 million.

Without the renewal of these facilities, we would have had to reduce our 2009 originations much more than we did. And because the loans we originated in both 2008 and 2009 carried higher levels of per unit profitability, we were able to significantly increase our overall profitability in 2009, since the improvement in per unit profitability more than offset the reduction in origination levels.

At the end of 2009 and during 2010, we had considerable success in obtaining capital. In December of 2009, we completed a $110.5 million asset-backed non-recourse secured financing. In February of 2010, we completed an offering of $250.0 million of seven-year senior secured notes, and in March of 2010 increased the amount of our bank line of credit to $150.0 million from $140.0 million. In June of 2010, we extended the maturity of our bank line of credit from June of 2011 to June of 2012, and the maturity of our $325.0 million warehouse line from August of 2010 to June of 2013. In July of 2010, we increased the bank line of credit to $170.0 million from $150.0 million. In September of 2010, we extended the maturity of our $75.0 million warehouse line from August of 2011 to September of 2013. And finally, in November of 2010, we completed a $100.5 million asset-backed non-recourse secured financing. As a result of our success in obtaining capital, we were able to originate $887.3 million of new loans—a 43.3% increase from 2009—and enter 2011 well positioned to again grow loan volumes.


Credit Acceptance
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EARNINGS

The table below summarizes our GAAP-based earnings results for 2001–2010:

	GAAP net income per share	Year-to-year change
2001	*$ 0.57*	
2002	*$ 0.69*	*21.1%*
2003	*$ 0.57*	*-17.4%*
2004	*$ 1.40*	*145.6%*
2005	*$ 1.85*	*32.1%*
2006	*$ 1.66*	*-10.3%*
2007	*$ 1.76*	*6.0%*
2008	*$ 2.16*	*22.7%*
2009	*$ 4.62*	*113.9%*
2010	*$ 5.67*	*22.7%*
Compound annual growth rate 2001 — 2010		*29.1%*

GAAP-based net income per share (diluted) increased 22.7% in 2010. Since 2001, GAAP-based earnings per share have grown at an annual compounded rate of 29.1%.

ADJUSTED EARNINGS

Our 2010 year-end earnings release included two adjustments to our GAAP financial results that are important for shareholders to understand: (1) a floating yield adjustment, and (2) a program fee yield adjustment.

Floating Yield Adjustment

The purpose of this adjustment is to modify the calculation of our GAAP-based finance charge revenue so that both favorable and unfavorable changes in expected cash flows from loans receivable are treated consistently. To make the adjustment understandable, we must first explain how GAAP requires us to account for finance charge revenue, which is our primary revenue source.

Credit Acceptance is an indirect lender, which means that the loans are originated by an automobile dealer and immediately assigned to us. We compensate the automobile dealer for the loan through two types of payments. The first payment is made at the time of origination. The remaining compensation is paid over time based on the performance of the loan. The amount we pay at the time of origination is called an advance; the portion paid over time is called dealer holdback.

The finance charge revenue we will recognize over the life of the loan equals the cash we collect from the loan (i.e., repayments by the consumer), less the amounts we pay to the dealer-partner (advance + dealer holdback). In other words, the finance charge revenue we will recognize over the life of the loan equals the cash inflows from the loan less the cash outflows to acquire the loan. This amount, plus a modest amount of revenue from other sources, less our operating expenses, interest and taxes, is the sum that will ultimately be paid to shareholders or reinvested in new assets.


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Under our current GAAP accounting methodology, finance charge revenue is recognized on a level-yield basis. That is, the amount of loan revenue recognized in a given period, divided by the loan asset, is a constant percentage. Recognizing loan revenue on a level-yield basis is reasonable, conforms to industry practice, and matches the economics of the business.

Where GAAP diverges from economic reality is in the way it deals with changes in expected cash flows. The expected cash flows from a loan portfolio are not known with certainty. Instead, they are estimated. From an economic standpoint, if forecasted cash flows from one loan pool increase by $1,000 and forecasted cash flows from another loan pool decrease by $1,000, no change in our shareholders' economic position has occurred. GAAP, however, requires the Company to record the $1,000 decrease as an expense in the current period, and to record the $1,000 favorable change as income over the remaining life of the loan.

Shareholders relying on our GAAP financial statements would therefore see earnings which understate our economic performance in the current period, and earnings which overstate our economic performance in future periods.

The floating yield adjustment reverses the distortion caused by GAAP by treating both favorable and unfavorable changes in expected cash flows consistently. In other words, both types of changes are treated as adjustments to our loan yield over time.

Program Fee Yield Adjustment

The purpose of this adjustment is to make the results for program fee revenue comparable across time periods. In 2001, the Company had begun charging dealer-partners a monthly program fee for access to the Company's Internet-based Credit Approval Processing System, also known as CAPS. In accordance with GAAP, this fee was being recorded as revenue in the month the fee was charged. However, based on feedback from field sales personnel and dealer-partners, the Company concluded that structuring the fee in this way was contributing to increased dealer-partner attrition. To address the problem, the Company changed its method for collecting these fees.

As of January 1, 2007, the Company began to take the program fee out of future dealer holdback payments instead of collecting it in the current period. The change reduced per unit profitability, since cash that previously was collected immediately is now collected over time. In addition, the change required us to modify our GAAP accounting method for program fees. Starting January 1, 2007, the Company began to record program fees for GAAP purposes as an adjustment to the loan yield, effectively recognizing the fees over the term of the dealer loan. This revised GAAP treatment is more consistent with the cash economics. To allow for proper comparisons, the program fee adjustment applies the revised GAAP treatment to all pre-2007 periods.


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The following tables show earnings and earnings per share (diluted) for 2001–2010 after the two adjustments:

($ in thousands)

	GAAP net income	Floating yield adjustment	Program fee adjustment [1]	Adjusted net income [2]	Year-to-year change
2001	$ 24,671	$ 1,257	$ (1,080)	$ 24,848	
2002	$ 29,774	$ 2,818	$ (2,151)	$ 30,441	22.5%
2003	$ 24,669	$ 1,384	$ (2,068)	$ 23,985	-21.2%
2004	$ 57,325	$ (58)	$ (1,043)	$ 56,224	134.4%
2005	$ 72,601	$ (2,202)	$ (2,112)	$ 68,287	21.5%
2006	$ 58,640	$ 359	$ (2,759)	$ 56,240	-17.6%
2007	$ 54,916	$ 3,555	$ 4,985	$ 63,456	12.8%
2008	$ 67,177	$ 13,079	$ 2,075	$ 82,331	29.7%
2009	$ 146,255	$ (19,523)	$ 796	$ 127,528	54.9%
2010	$ 170,077	$ 483	$ 304	$ 170,864	34.0%
Compound annual growth rate 2001 — 2010					23.9%

	GAAP net income per share	Floating yield adjustment per share	Program fee adjustment per share [1]	Adjusted net income per share [2]	Year-to-year change
2001	$ 0.57	$ 0.03	$ (0.03)	$ 0.57	
2002	$ 0.69	$ 0.06	$ (0.05)	$ 0.70	22.8%
2003	$ 0.57	$ 0.03	$ (0.05)	$ 0.55	-21.4%
2004	$ 1.40	$ -	$ (0.03)	$ 1.37	149.1%
2005	$ 1.85	$ (0.06)	$ (0.05)	$ 1.74	27.0%
2006	$ 1.66	$ 0.01	$ (0.08)	$ 1.59	-8.6%
2007	$ 1.76	$ 0.11	$ 0.16	$ 2.03	27.7%
2008	$ 2.16	$ 0.42	$ 0.07	$ 2.65	30.5%
2009	$ 4.62	$ (0.62)	$ 0.03	$ 4.03	52.1%
2010	$ 5.67	$ 0.02	$ 0.01	$ 5.70	41.4%
Compound annual growth rate 2001 — 2010					29.2%

[1]The program fee adjustment is immaterial for 2010 and future periods.

[2]The adjusted net income and adjusted net income per share results and year-to-year changes shown in the tables differ slightly from those published in the Company's year-end earnings releases. That is because the earnings release figures include additional adjustments related to taxes, non-recurring expenses and discontinued operations. Those additional adjustments have been excluded from the tables for simplicity.


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As the second table shows, adjusted net income per share (diluted) increased 41.4% in 2010. Over the full ten-year period, adjusted net income per share increased at an annual compounded rate of 29.2%. In most years, including 2010, the two adjustments had a relatively insignificant impact on our results. However, the program fee adjustment had a significant impact in 2007, while the floating yield adjustment had a significant impact in both 2008 and 2009. During 2008, we reduced our expectations for loan performance, causing GAAP earnings to be less than adjusted earnings (since GAAP requires decreases in expected cash flows to be recorded as an expense in the current period). Then, as 2009 progressed, it became clear that we had reduced our expectations by too much in 2008, so in 2009 we reversed a portion of those downgrades. In addition, the new loans we wrote in 2009 performed better than we expected. The effect of better-than-expected results was to make GAAP earnings in 2009 considerably higher than adjusted earnings—the opposite of the relationship seen in 2008. When the two years are combined, the GAAP result is very similar to the adjusted result; however, when 2008 and 2009 are viewed separately, we believe that the adjusted results more accurately reflect our performance in each year.

ECONOMIC PROFIT

We use a financial metric called Economic Profit to evaluate our financial results and determine incentive compensation. Besides including the two adjustments discussed above, Economic Profit differs from GAAP-based net income in one other important respect: Economic Profit includes a cost for equity capital.

The following table summarizes Economic Profit for 2001–2010:

($ in thousands)

	Adjusted net income	Imputed cost of equity	Economic Profit
2001	*$ 24,848*	*$ (29,655)*	*$ (4,807)*
2002	*$ 30,441*	*$ (35,587)*	*$ (5,146)*
2003	*$ 23,985*	*$ (34,698)*	*$ (10,713)*
2004	*$ 56,224*	*$ (34,451)*	*$ 21,773*
2005	*$ 68,287*	*$ (34,478)*	*$ 33,809*
2006	*$ 56,240*	*$ (29,604)*	*$ 26,636*
2007	*$ 63,456*	*$ (27,208)*	*$ 36,248*
2008	*$ 82,331*	*$ (35,767)*	*$ 46,564*
2009	*$ 127,528*	*$ (46,006)*	*$ 81,522*
2010	*$ 170,864*	*$ (47,797)*	*$ 123,067*

Economic Profit (including the floating yield and program fee adjustments) improved 51.0% in 2010, to $123.1 million from $81.5 million in 2009. At the start of the decade, Economic Profit had been a negative $4.8 million.


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Economic Profit is a function of three variables: the adjusted average amount of capital invested, the adjusted return on capital, and the adjusted weighted average cost of capital. The following table summarizes our financial performance in these areas for the last ten years[4]:

($ in thousands)

	Adjusted average capital invested	Adjusted return on capital	Adjusted weighted average cost of capital	Spread
2001	*$ 469,939*	*7.4%*	*8.4%*	*-1.0%*
2002	*$ 462,010*	*7.7%*	*8.9%*	*-1.2%*
2003	*$ 437,467*	*6.6%*	*9.0%*	*-2.4%*
2004	*$ 483,734*	*13.1%*	*8.6%*	*4.5%*
2005	*$ 523,438*	*14.7%*	*8.3%*	*6.4%*
2006	*$ 548,482*	*12.9%*	*8.1%*	*4.8%*
2007	*$ 710,114*	*12.1%*	*7.0%*	*5.1%*
2008	*$ 974,976*	*11.2%*	*6.4%*	*4.8%*
2009	*$ 998,719*	*14.9%*	*6.7%*	*8.2%*
2010	*$ 1,074,210*	*18.7%*	*7.2%*	*11.5%*
Compound annual growth rate 2001 — 2010	*9.6%*			

As the table shows, the improvement in Economic Profit in 2004–2005 resulted primarily from increases in the adjusted return on capital. In 2006—a year in which Economic Profit declined—the adjusted return on capital was again the main driver, but in the opposite direction. The adjusted return on capital declined as a result of a $7.0 million after-tax charge related to an agreement to settle litigation (growing out of an activity that had occurred ten years prior) and a $4.4 million after-tax gain from discontinued operations recorded in 2005. In 2007–2008, the improvements in Economic Profit resulted from increases in adjusted average capital invested and decreases in the adjusted cost of capital. The decreases were due to lower borrowing costs and greater use of debt, which carries a lower average cost than equity capital. These favorable trends during 2007–2008 were partially offset by lower returns on capital as a result of pricing reductions we made in 2006 and 2007 to respond to a more competitive market environment.

The primary contributor to higher Economic Profit in both 2009 and 2010 was the adjusted return on capital. The competitive environment had improved considerably in 2008, and it remained favorable in 2009 and 2010. As a result, we were able to raise our pricing. Better pricing, along with strong loan performance, was the main factor fueling the higher return on capital in both years. Also contributing in 2010 were lower expense levels, which increased the return on capital by 77 basis points from 2009. This continued a trend which had started in 2007 when lower expense levels positively impacted the return on capital by 70 basis points, and then, in 2008 and 2009, by 150 and 25 basis points respectively. In fact, reduced operating expenses contributed 322 basis points to the 580-basis-point improvement in return on capital between 2006 and 2010. This is a trend worth watching, as it is likely to continue if we are successful in growing the size of our business in future periods.

[4] *See Exhibit A for a reconciliation of the above adjusted financial measures to the most relevant GAAP financial measures.*

A lower tax rate also positively impacted the 2010 return on capital, increasing it by 79 basis points. However, the lower tax rate is attributable to a non-recurring adjustment to our tax reserves and, as a result, will not benefit future periods.

LOAN PERFORMANCE

One of the most important variables determining our financial success is loan performance. The most critical time to correctly assess future loan performance is at loan inception, since that is when we determine the advance we pay to the dealer-partner.

At loan inception, we use a statistical model to estimate the expected collection rate for each loan. The statistical model is called a credit scorecard. Most consumer finance companies use such a tool to forecast the performance of the loans they originate. Our credit scorecard combines credit bureau data, customer data supplied in the credit application, vehicle data, and data captured from the loan transaction such as the amount of the down payment received from the customer or the initial loan term. We developed our first credit scorecard in 1998, and have revised it several times since then. An accurate credit scorecard allows us to properly price new loan originations, which improves the probability that we will actually realize our expected returns on capital.

Subsequent to loan inception, we continue to evaluate the expected collection rate for each loan. Our evaluation becomes more accurate as the loans age, as we use actual loan performance data in our forecast. By comparing our current expected collection rate for each loan with the rate we projected at the time of origination, we are able to assess the accuracy of that initial forecast.

The following table compares, for each of the last ten years, our most current forecast of loan performance with our initial forecast:

	December 31, 2010 forecast	Initial forecast	Variance
2001	*67.5%*	*70.4%*	*-2.9%*
2002	*70.5%*	*67.9%*	*2.6%*
2003	*73.7%*	*72.0%*	*1.7%*
2004	*73.0%*	*73.0%*	*0.0%*
2005	*73.7%*	*74.0%*	*-0.3%*
2006	*70.2%*	*71.4%*	*-1.2%*
2007	*67.9%*	*70.7%*	*-2.8%*
2008	*69.9%*	*69.7%*	*0.2%*
2009	*78.5%*	*71.9%*	*6.6%*
2010	*75.8%*	*73.6%*	*2.2%*
Average	*72.4%* [1]	*71.5%*	*0.9%*

[1] Calculated using a weighted average based on loan origination dollars.


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Loans originated in three of the ten years (2001, 2006 and 2007) have yielded actual collection results materially worse than our initial estimates, while originations in four of the years (2002, 2003, 2009 and 2010) have yielded actual results materially better than our initial estimates. For the other three years (2004, 2005 and 2008), actual results have been very close to our initial estimates. On average, over the ten-year period, loans have performed 90 basis points better than our initial forecasts.

Loan performance can be explained by a combination of internal and external factors. Internal factors include the quality of our origination and collection processes, the quality of our credit scorecard, and changes in our policies governing new loan originations. External factors include the unemployment rate, the retail price of gasoline, vehicle wholesale values, and the cost of other required expenditures (such as for food and energy) that impact our customers. In addition, the level of competition is thought to impact loan performance through something called adverse selection, which we explain below.

The loans that have performed materially worse than our initial estimates were all originated in years (2001, 2006 and 2007) which were followed by increases in the unemployment rate. In addition, the poorer performing loans were originated during years in which the competitive environment was more difficult, which increased the impact of adverse selection.

In contrast, the loans that have performed better than our estimates were originated in years (2002, 2003, 2009 and 2010) that were all followed by periods in which the unemployment rate either improved or was stable. Additionally, we had less competition in those four origination years, which reduced the impact of adverse selection.

It should be noted that we have limited information with which to assess the performance of 2010 loans. While the information we do have is encouraging, a significant portion of the collections we expect have not yet been realized.

Adverse selection as it relates to our market refers to an inverse correlation between the accuracy of an empirical scorecard and the number of lenders that are competing for the loan. Said another way, without any competition it is relatively easy to build a scorecard which accurately assesses the probability of payment based on attributes collected at the time of loan origination. As competition increases, creating an accurate scorecard becomes more challenging.


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To illustrate adverse selection, we will give a simple example. Assume that the scorecard we use to originate loans is based on a single variable, the amount of the customer's down payment, and that the higher the down payment, the higher the expected collection rate. Assume that for many years, we have no competitors and we accumulate performance data indicating that loans with down payments above $1,000 consistently produce the same average collection rate. Then assume that we begin to compete with another lender whose scorecard ignores down payment and instead emphasizes the amount of the customer's weekly income. As the new lender begins to originate loans, our mix of loans will be impacted as follows: We will start to receive loans for borrowers with lower average weekly incomes as the new lender originates loans for borrowers with higher weekly incomes—i.e., borrowers whose loans we would have previously originated. Furthermore, since our scorecard only focuses on down payment, the shift in our borrower mix will not be detected by our scorecard, and our collection rate expectation will remain unchanged. It is easy to see that this shift in borrower characteristics will have a negative impact on loan performance, and that this impact will be missed by our scorecard. Although the real world is more complex than this simple example—with hundreds of lenders competing for loans and with each lender using many variables in its scorecard—adverse selection is something that probably does impact loan performance.

Predicting loan performance accurately at loan inception is important, and we are satisfied with the results achieved over the last ten years. We estimate that a 100-basis-point change in the collection rate impacts the return on capital by only 30–50 basis points. As a result, even the loans we originated in 2001, when actual collection results lagged our forecast by 290 basis points, were still profitable. That we have been able to avoid originating unprofitable loans over the last ten years, including the years impacted by the financial crisis, is a significant accomplishment.

UNIT VOLUME

The following table summarizes unit volume growth for 2001–2010:

	Unit volume	Year-to-year change
2001	*61,928*	
2002	*49,801*	*-19.6%*
2003	*61,445*	*23.4%*
2004	*74,154*	*20.7%*
2005	*81,184*	*9.5%*
2006	*91,344*	*12.5%*
2007	*106,693*	*16.8%*
2008	*121,282*	*13.7%*
2009	*111,029*	*-8.5%*
2010	*136,813*	*23.2%*
Compound annual growth rate 2001 — 2010		*9.2%*

In 2010, unit volumes grew 23.2%. Since 2001, unit volumes have grown at an annual compounded rate of 9.2%.


Credit Acceptance
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Unit volume is a function of the number of active dealer-partners and the average volume per dealer-partner. The following table summarizes the trend in each of these variables from 2001 to 2010:

	Active dealer-partners	Year-to-year change	Volume per dealer-partner	Year-to-year change
2001	*1,180*		*52.5*	
2002	*843*	*-28.6%*	*59.1*	*12.6%*
2003	*950*	*12.7%*	*64.7*	*9.5%*
2004	*1,212*	*27.6%*	*61.2*	*-5.4%*
2005	*1,759*	*45.1%*	*46.2*	*-24.5%*
2006	*2,214*	*25.9%*	*41.3*	*-10.6%*
2007	*2,827*	*27.7%*	*37.7*	*-8.7%*
2008	*3,264*	*15.5%*	*37.2*	*-1.3%*
2009	*3,168*	*-2.9%*	*35.0*	*-5.9%*
2010	*3,206*	*1.2%*	*42.7*	*22.0%*

As the table shows, the gain in unit volumes over the ten-year period has resulted from an increase in the number of active dealer-partners partially offset by a reduction in volume per dealer-partner.

Active dealer-partners grew from 1,180 in 2001 to 3,206 in 2010. The number declined significantly in 2002 as a result of capital constraints which required us to eliminate dealer-partners from our program. Then, after rising in 2003–2008, the number of active dealer-partners declined in 2009, again because of capital constraints. Although we didn't eliminate dealer-partners from our program, we reduced advance rates, which caused a greater-than-average number of dealer-partners to become inactive. When we reduce advance rates, dealer-partners find it more difficult to originate new loans. The number of active dealer-partners increased in 2010, but the increase was only 1.2%.

Volume per dealer-partner increased from 52.5 loans in 2001 to 64.7 loans in 2003. Because the dealer-partners we eliminated in 2002 due to capital constraints were generally lower volume participants, average volume per dealer-partner increased in both 2002 and 2003. The declines in volume per dealer-partner that occurred in 2004–2007 reflect our decision to maintain underwriting standards and a margin of safety in our pricing as the competitive environment became more difficult. The declines in 2008 and 2009 reflect our decision to reduce advance rates in response to capital constraints associated with the financial crisis. Volume per dealer-partner increased 22.0% in 2010, when we reversed a portion of those advance reductions.

While any business would prefer to see a trend of increasing volume from their customers, in this case shareholders should take comfort in the declining trend we have experienced. The track record of companies in our industry that make unit volume their highest priority is not one of success. Had we elected to pursue a strategy of increasing volume per dealer-partner at the expense of per unit profitability, we are confident shareholders would not be in as strong a position as they are today.


Credit Acceptance
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While we were pleased to be able to grow unit volumes by 23.2% in 2010, we recognize that this growth was almost exclusively due to increased volume per dealer-partner generated by increased advances. We also recognize that growth from advance increases is not sustainable over the long term. If we are to continue to grow the size of our business, we will need to be successful in raising the number of active dealer-partners. In this regard, 2010 was unimpressive, but we did see a positive trend develop during the year. The following table shows the growth rate in active dealer-partners over the last eight quarters:

	Change in active dealer-partners from prior-year same quarter
Q1 2009	*0.6%*
Q2 2009	*0.6%*
Q3 2009	*-1.3%*
Q4 2009	*1.7%*
Q1 2010	*1.8%*
Q2 2010	*2.6%*
Q3 2010	*7.9%*
Q4 2010	*17.3%*

The market we target is large, with approximately 55,000 independent and franchised automobile dealers. We expanded our sales force in 2010 (to 135 from 114) and intend to expand it further in 2011. Finally, we are well positioned with capital to avoid slowing growth due to capital constraints, which has been the primary obstacle for us historically in growing our loan portfolio. For these reasons, we are optimistic that we can continue the positive trend established during the later part of 2010.

SHAREHOLDER DISTRIBUTIONS

Like any profitable business, we generate cash. Historically, we have used this cash to fund originations growth, repay debt or fund share repurchases.

We use excess capital to repurchase shares when prices are at or below our estimate of intrinsic value (which is the discounted value of future cash flows). As long as the share price is at or below intrinsic value, we prefer share repurchases to dividends for several reasons. First, repurchasing shares below intrinsic value increases the value of the remaining shares. Second, distributing capital to shareholders through a share repurchase gives shareholders the option to defer taxes by electing not to sell any of their holdings. A dividend does not allow shareholders to defer taxes in this manner. Finally, repurchasing shares enables shareholders to increase their ownership, receive cash or do both based on their individual circumstances and view of the value of a Credit Acceptance share. (They do both if the proportion of shares they sell is smaller than the ownership stake they gain through the repurchase.) A dividend does not provide similar flexibility.


Credit Acceptance
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Since beginning our share repurchase program in mid-1999, we have repurchased approximately 26.3 million shares at a total cost of $724.2 million.

Although our first priority is to ensure we have enough capital to fund new loan originations, to the extent we have excess capital we will continue to return capital to shareholders as we have in the past.

KEY SUCCESS FACTORS

Our financial success is a result of having a unique and valuable product and of putting in many years of hard work to develop the business.

Our core product has remained essentially unchanged for 39 years. We provide auto loans to consumers regardless of their credit history. Our customers consist of individuals who have typically been turned away by other lenders. Traditional lenders have many reasons for declining a loan. We have always believed that individuals, if given an opportunity to establish or reestablish a positive credit history, will take advantage of it. As a result of this belief, we have changed the lives of thousands of people.

However, as we have found, having a unique and valuable product is only one of the elements we need if we are to make our business successful. There are others, and many have taken years to develop. The following summarizes the key elements of our success today:

- We have developed the ability to offer guaranteed credit approval while maintaining an appropriate return on capital. It took years to develop the processes and accumulate the customer and loan performance data that we use to make profitable loans in our segment of the market.

- We understand the daily execution required to successfully service a portfolio of automobile loans to customers in our target market. There are many examples of companies in our industry that underestimated the effort involved and produced poor financial results. Approximately 50% of our team members work directly on some aspect of servicing our loan portfolio, and we are fortunate to have such a capable and engaged group.

- We have learned how to develop relationships with dealer-partners that are profitable. Forging a profitable relationship requires us to select the right dealer, align incentives, communicate constantly and create processes to enforce standards. In our segment of the market, the dealer-partner has significant influence over loan performance. Learning how to create relationships with dealer-partners who share our passion for changing lives has been one of our most important accomplishments.


Credit Acceptance
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- We have developed a much more complete program for helping dealer-partners serve this segment of the market. Over the years, many dealer-partners have been overwhelmed by the work required to be successful in our program. Many dealer-partners have quit, telling us the additional profits generated from our program were not worth the effort. We have continually worked to provide solutions for the many obstacles that our dealer-partners encounter. It is impossible to quantify the impact of these initiatives on our loan volume because of the changing external environment. However, anecdotal evidence suggests our efforts have been worthwhile. Continuing to make our program easier for dealer-partners will likely produce additional benefits in the future.

- We have developed a strong management team. Because we are successful at retaining our managers, they become stronger each year as they gain experience with our business. Our senior management team, consisting of 22 individuals, averages over 11 years of experience with our company. While we have added talent to our team selectively over the past few years, the experience of our core team is a key advantage. Our success in growing the business while simultaneously improving our returns on capital could not have occurred without the dedication and energy of this talented group.

- We have strengthened our focus on our core business. At times in our history, our focus had been diluted by the pursuit of other, non-core opportunities. Today, we offer one product and focus 100% of our energy and capital on perfecting this product and providing it profitably.

- We have developed a unique system, CAPS, for originating auto loans. Traditional indirect lending is inefficient. Many traditional lenders take one to four hours to process a loan application, and they decline most of the applications they process. We take 60 seconds, and we approve 100% of the applications submitted, 24 hours a day, seven days a week. In addition, our CAPS system makes our program easier for dealer-partners to use, and allows us to deploy much more precise risk-adjusted pricing.

- We have developed a high-quality field sales force. Our sales team provides real value to our dealer-partners. Team members act as consultants as we teach dealer-partners how to successfully serve our market segment.

- We have developed the ability to execute our loan origination process consistently over time. Consistent execution is difficult, as it requires us to maintain an appropriate balance between providing excellent service to our dealer-partners, and ensuring the loans we originate meet our standards. We measure both loan compliance and dealer-partner satisfaction on a monthly basis to assess our performance, and use these measures to make adjustments when necessary.


Credit
Acceptance
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- We are well positioned from a capital perspective. As of March 17, 2011, we have $266.8 million in unused and available credit lines. In addition, we have been successful at lengthening the term of our debt facilities, with no facilities expiring until June of 2012. Even with the most recent share repurchase, our capital structure remains conservative. And our lending relationships, which we have developed over a long period of time, remain strong. We believe our lenders were impressed with our performance during the financial crisis, and their confidence in our company was enhanced as a result. Our goal is to maintain a consistent presence in the market in good times and bad, and we believe our access to capital will be a competitive advantage in that effort.

- We devote a large portion of our time to something we call organizational health. Organizational health is about putting our team members in position to do their best work. For that, we focus consistently on ten elements of operational effectiveness, including setting clear expectations, communicating fully, managing performance, providing training, maintaining effective incentive compensation plans, and providing the technology and processes required for operational excellence.

A FINAL NOTE

We start with a customer that other companies avoid, and give that customer the chance to obtain a vehicle, establish a positive credit history, and move his or her life in a positive direction. We are proud of what we have been able to accomplish for our customers and for our shareholders, and grateful for the efforts of our many talented and hard-working team members, who deserve the credit for our success.

Brett A. Roberts
Chief Executive Officer

Certain statements herein are forward-looking statements that are subject to certain risks. Please see "Forward-Looking Statements" beginning on page 48 of our Annual Report on Form 10-K included herewith.


Credit Acceptance
We change lives!

EXHIBIT A
RECONCILIATION OF GAAP FINANCIAL RESULTS TO NON-GAAP MEASURES

($ in thousands)

	GAAP net income	Floating yield adjustment	Program fee adjustment	Adjusted net income [1]	Imputed cost of equity	Economic Profit
2001	$ 24,671	$ 1,257	$ (1,080)	$ 24,848	$ (29,655)	$ (4,807)
2002	$ 29,774	$ 2,818	$ (2,151)	$ 30,441	$ (35,587)	$ (5,146)
2003	$ 24,669	$ 1,384	$ (2,068)	$ 23,985	$ (34,698)	$ (10,713)
2004	$ 57,325	$ (58)	$ (1,043)	$ 56,224	$ (34,451)	$ 21,773
2005	$ 72,601	$ (2,202)	$ (2,112)	$ 68,287	$ (34,478)	$ 33,809
2006	$ 58,640	$ 359	$ (2,759)	$ 56,240	$ (29,604)	$ 26,636
2007	$ 54,916	$ 3,555	$ 4,985	$ 63,456	$ (27,208)	$ 36,248
2008	$ 67,177	$ 13,079	$ 2,075	$ 82,331	$ (35,767)	$ 46,564
2009	$ 146,255	$ (19,523)	$ 796	$ 127,528	$ (46,006)	$ 81,522
2010	$ 170,077	$ 483	$ 304	$ 170,864	$ (47,797)	$ 123,067

[1]The adjusted net income results differ slightly from those published in the Company's year-end earnings releases. That is because the earnings release figures include additional adjustments related to taxes, non-recurring expenses and discontinued operations. Those additional adjustments have been excluded from this table for simplicity.

($ in thousands)

	GAAP average capital invested [2]	Floating yield adjustment	Program fee adjustment	Adjusted average capital invested
2001	$ 466,802	$ 3,451	$ (314)	$ 469,939
2002	$ 457,641	$ 5,792	$ (1,423)	$ 462,010
2003	$ 431,973	$ 7,933	$ (2,439)	$ 437,467
2004	$ 478,345	$ 8,730	$ (3,341)	$ 483,734
2005	$ 520,376	$ 7,574	$ (4,512)	$ 523,438
2006	$ 550,017	$ 5,510	$ (7,045)	$ 548,482
2007	$ 707,755	$ 8,198	$ (5,839)	$ 710,114
2008	$ 963,569	$ 13,762	$ (2,355)	$ 974,976
2009	$ 986,523	$ 13,150	$ (954)	$ 998,719
2010	$ 1,069,518	$ 5,154	$ (462)	$ 1,074,210

[2]Average capital invested is defined as average debt plus average shareholders' equity.

	GAAP return on capital [3]	Floating yield adjustment	Program fee adjustment	Adjusted return on capital
2001	7.4%	0.2%	-0.2%	7.4%
2002	7.7%	0.5%	-0.4%	7.7%
2003	6.8%	0.2%	-0.4%	6.6%
2004	13.5%	-0.3%	-0.1%	13.1%
2005	15.6%	-0.6%	-0.3%	14.7%
2006	13.3%	-0.1%	-0.3%	12.9%
2007	11.0%	0.4%	0.8%	12.1%
2008	9.8%	1.2%	0.2%	11.2%
2009	16.9%	-2.2%	0.1%	14.9%
2010	18.7%	0.0%	0.0%	18.7%

[3]Return on capital is defined as net income plus interest expense after-tax divided by average capital.


Credit Acceptance
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	GAAP weighted average cost of capital [4]	Floating yield adjustment	Program fee adjustment	Adjusted weighted average cost of capital [5]
2001	*8.4%*	*0.0%*	*0.0%*	*8.4%*
2002	*8.8%*	*0.0%*	*0.0%*	*8.9%*
2003	*9.0%*	*0.0%*	*0.0%*	*9.0%*
2004	*8.6%*	*0.0%*	*0.0%*	*8.6%*
2005	*8.2%*	*0.0%*	*0.0%*	*8.3%*
2006	*8.1%*	*0.0%*	*0.0%*	*8.1%*
2007	*7.0%*	*0.0%*	*0.0%*	*7.0%*
2008	*6.4%*	*0.0%*	*0.0%*	*6.4%*
2009	*6.7%*	*0.0%*	*0.0%*	*6.7%*
2010	*7.2%*	*0.0%*	*0.0%*	*7.2%*

[4]The weighted average cost of capital includes both a cost of equity and a cost of debt. The cost of equity capital is determined based on a formula that considers the risk of the business and the risk associated with our use of debt. The formula utilized for determining the cost of equity capital is as follows: (the average 30-year treasury rate + 5%) + [(1 – tax rate) x (the average 30-year treasury rate + 5% – pre-tax average cost-of-debt rate) x average debt/(average equity + average debt x tax rate)].

[5]The adjusted weighted average cost of capital includes both a cost of adjusted equity and a cost of debt. The cost of adjusted equity capital is calculated using the same formula as above except that adjusted average equity is used in the calculation instead of average equity.

NOTE: Amounts may not recalculate due to rounding.


Credit Acceptance
We change lives!

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2010

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition Period from ______ to ________

Commission File Number 000-20202

CREDIT ACCEPTANCE CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Michigan	**38-1999511**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
25505 W. Twelve Mile Road	
Southfield, Michigan	**48034-8339**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code: **(248) 353-2700**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	NASDAQ

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of 5,409,951 shares of the Registrant's common stock held by non-affiliates on June 30, 2010 was approximately $263.8 million. For purposes of this computation all officers, directors and 10% beneficial owners of the Registrant are assumed to be affiliates. Such determination should not be deemed an admission that such officers, directors and beneficial owners are, in fact, affiliates of the Registrant.

At February 17, 2011, there were 27,420,838 shares of the Registrant's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement pertaining to the 2011 Annual Meeting of Shareholders (the "Proxy Statement") filed pursuant to Regulation 14A are incorporated herein by reference into Part III of this Annual Report on Form 10-K (this "Form 10-K").

CREDIT ACCEPTANCE CORPORATION
YEAR ENDED DECEMBER 31, 2010

INDEX TO FORM 10-K

PART I

ITEM 1. BUSINESS

General

Since 1972, Credit Acceptance Corporation (referred to as the "Company", "Credit Acceptance", "we", "our" or "us") has provided auto loans to consumers, regardless of their credit history. Our product is offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

Credit Acceptance was founded to collect retail installment contracts (referred to as "Consumer Loans") originated by automobile dealerships owned by our founder, majority shareholder and Chairman, Donald Foss. During the 1980s, we began to market this service to non-affiliated dealers and, at the same time, began to offer dealers a non-recourse cash payment (referred to as an "advance") against anticipated future collections on Consumer Loans serviced for that dealer.

We refer to dealers who participate in our programs and who share our commitment to changing consumers' lives as "Dealer-Partners". Upon enrollment in our financing programs, the Dealer-Partner enters into a dealer servicing agreement with us that defines the legal relationship between Credit Acceptance and the Dealer-Partner. The dealer servicing agreement assigns the responsibilities for administering, servicing, and collecting the amounts due on Consumer Loans from the Dealer-Partner to us. We are an indirect lender from a legal perspective, meaning the Consumer Loan is originated by the Dealer-Partner and assigned to us.

Consumers and Dealer-Partners benefit from our programs as follows:

Consumers. We help change the lives of consumers who do not qualify for conventional automobile financing by helping them obtain quality transportation. Without our product, consumers are often unable to purchase a vehicle or they purchase an unreliable one. Further, as we report to the three national credit reporting agencies, an important ancillary benefit of our program is that we provide a significant number of our consumers with an opportunity to improve their lives by improving their credit score and move on to more traditional sources of financing.

Dealer-Partners. Our program increases Dealer-Partners' profits in the following ways:

- Enables Dealer-Partners to sell cars to consumers who may not be able to obtain financing without our program. In addition, consumers often become repeat customers by financing future vehicle purchases either through our program or, after they have successfully established or reestablished their credit, through conventional financing.
- Allows Dealer-Partners to share in the profit, not only from the sale of the vehicle, but also from its financing.
- Enables Dealer-Partners to attract consumers by advertising "guaranteed credit approval", where allowed by law. The consumers will often use other services of the Dealer-Partners and refer friends and relatives to them.
- Enables Dealer-Partners to attract consumers who mistakenly assume they do not qualify for conventional financing.

Business Segment Information

We currently operate in one reportable segment which represents our core business of offering auto loans, and related products and services to consumers through our network of Dealer-Partners. For information regarding our reportable segment and related entity-wide disclosures, see Note 12 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

Principal Business

We have two programs: the Portfolio Program and the Purchase Program. Under the Portfolio Program, we advance money to Dealer-Partners (referred to as a "Dealer Loan") in exchange for the right to service the underlying Consumer Loans. Under the Purchase Program, we buy the Consumer Loans from the Dealer-Partner (referred to as a "Purchased Loan") and keep all amounts collected from the consumer. Dealer Loans and Purchased Loans are collectively referred to as "Loans". The following table shows the percentage of Consumer Loans assigned to us based on unit volumes under each of the programs for each of the last 12 quarters:

Quarters Ended	Portfolio Program	Purchase Program
March 31, 2008	70.2%	29.8%
June 30, 2008	65.4%	34.6%
September 30, 2008	69.2%	30.8%
December 31, 2008	78.2%	21.8%
March 31, 2009	82.3%	17.7%
June 30, 2009	86.0%	14.0%
September 30, 2009	89.0%	11.0%
December 31, 2009	90.8%	9.2%
March 31, 2010	90.9%	9.1%
June 30, 2010	90.5%	9.5%
September 30, 2010	90.5%	9.5%
December 31, 2010	91.8%	8.2%

Portfolio Program

As payment for the vehicle, the Dealer-Partner generally receives the following:

- a down payment from the consumer;
- a cash advance from us; and
- after the advance has been recovered by us, the cash from payments made on the Consumer Loan, net of certain collection costs and our servicing fee ("Dealer Holdback").

We record the amount advanced to the Dealer-Partner as a Dealer Loan, which is classified within Loans receivable in our consolidated balance sheets. Cash advanced to Dealer-Partners is automatically assigned to the originating Dealer-Partner's open pool of advances. We require Dealer-Partners to group advances into pools of at least 100 Consumer Loans. At the Dealer-Partner's option, a pool containing at least 100 Consumer Loans can be closed and subsequent advances assigned to a new pool. All advances within a Dealer-Partner's pool are secured by the future collections on the related Consumer Loans assigned to the pool. For Dealer-Partners with more than one pool, the pools are cross-collateralized so the performance of other pools is considered in determining eligibility for Dealer Holdback. We perfect our security interest in the Dealer Loans by taking possession of the Consumer Loans, which list us as lien holder on the vehicle title.

The dealer servicing agreement provides that collections received by us during a calendar month on Consumer Loans assigned by a Dealer-Partner are applied on a pool-by-pool basis as follows:

- First, to reimburse us for certain collection costs;
- Second, to pay us our servicing fee, which generally equals 20% of collections;
- Third, to reduce the aggregate advance balance and to pay any other amounts due from the Dealer-Partner to us; and
- Fourth, to the Dealer-Partner as payment of Dealer Holdback.

If the collections on Consumer Loans from a Dealer-Partner's pool are not sufficient to repay the advance balance and any other amounts due to us, the Dealer-Partner will not receive Dealer Holdback.

Dealer-Partners have an opportunity to receive an accelerated Dealer Holdback payment at the time a pool of 100 or more Consumer Loans is closed. The amount paid to the Dealer-Partner is calculated using a formula that considers the forecasted collections and the advance balance on the closed pool.

Since typically the combination of the advance and the consumer's down payment provides the Dealer-Partner with a cash profit at the time of sale, the Dealer-Partner's risk in the Consumer Loan is limited. We cannot demand repayment of the advance from the Dealer-Partner except in the event the Dealer-Partner is in default of the dealer servicing agreement. Advances are made only after the consumer and Dealer-Partner have signed a Consumer Loan contract, we have received the original Consumer Loan contract and supporting documentation, and we have approved all of the related stipulations for funding. The Dealer-Partner can also opt to repurchase Consumer Loans that have been assigned to us under the Portfolio Program, at their discretion, for a fee.

For accounting purposes, the transactions described under the Portfolio Program are not considered to be loans to consumers. Instead, our accounting reflects that of a lender to the Dealer-Partner. The classification as a Dealer Loan for accounting purposes is primarily a result of (1) the Dealer-Partner's financial interest in the Consumer Loan and (2) certain elements of our legal relationship with the Dealer-Partner.

Purchase Program

The Purchase Program differs from our Portfolio Program in that the Dealer-Partner receives a one-time payment from us at the time of assignment to purchase the Consumer Loan instead of a cash advance at the time of assignment and future Dealer Holdback payments. New Purchase Loan unit and dollar volume as a percentage of total unit and dollar volume decreased during 2010 and 2009 due to pricing and program enrollment changes we implemented in order to increase the profitability of the Purchase Program. For accounting purposes, the transactions described under the Purchase Program are considered to be originated by the Dealer-Partner and then purchased by us.

Program Enrollment

Dealer-Partners that enroll in our programs have two enrollment options available to them. The first enrollment option allows Dealer-Partners to assign Consumer Loans under the Portfolio Program and requires payment of an upfront, one-time fee of $9,850. The second enrollment option, which became effective September 1, 2009, allows Dealer-Partners to assign Consumer Loans under the Portfolio Program and requires payment of an upfront, one-time fee of $1,950 and an agreement to allow us to keep 50% of their first accelerated Dealer Holdback payment. Prior to September 1, 2009, we offered Dealer-Partners an enrollment option that allowed us to keep 50% of their first accelerated Dealer Holdback payment with no upfront fee. For all Dealer-Partners enrolling in our program after August 31, 2008, access to the Purchase Program is typically only granted after the first accelerated Dealer Holdback payment has been made under the Portfolio Program.

Revenue Sources

Credit Acceptance derives its revenues from the following principal sources:

- Finance charges, which are comprised of: (1) servicing fees earned as a result of servicing Consumer Loans assigned to us by Dealer-Partners under the Portfolio Program, (2) finance charge income from Purchased Loans, (3) fees earned from our third party ancillary product offerings, (4) monthly program fees of $599, charged to Dealer-Partners under the Portfolio Program; and (5) fees associated with certain Loans;
- Premiums earned on the reinsurance of vehicle service contracts; and
- Other income, which primarily consists of: dealer support products and services, marketing income, vehicle service contract and Guaranteed Asset Protection ("GAP") profit sharing income, and dealer enrollment fees. For additional information, see Note 2 to the consolidated financial statements contained in Item 8 to this Form 10-K, which is incorporated herein by reference.

The following table sets forth the percent relationship to total revenue from continuing operations of each of these sources:

Percent of Total Revenue from Continuing Operations	For the Years Ended December 31, 2010	2009	2008
Finance charges	87.8%	86.6%	91.8%
Premiums earned	7.4%	8.8%	1.3%
Other income	4.8%	4.6%	6.9%
Total revenue from continuing operations	100.0%	100.0%	100.0%

Our business is seasonal with peak Consumer Loan acceptances and collections occurring during the first quarter of the year. However, this seasonality does not have a material impact on our interim results.

Operations

Sales and Marketing. Our target market is approximately 55,000 independent and franchised automobile dealers in the United States. We have market area managers located throughout the United States that market our programs to prospective Dealer-Partners, enroll new Dealer-Partners, and support active Dealer-Partners. The number of Dealer-Partner enrollments and active Dealer-Partners for each of the last five years are presented in the table below:

For the Years Ended December 31,	Dealer-Partner Enrollments	Active Dealer-Partners (1)
2006	1,172	2,214
2007	1,835	2,827
2008	1,646	3,264
2009	1,338	3,168
2010	1,263	3,206

(1) Active Dealer-Partners are Dealer-Partners who have received funding for at least one Loan during the period.

Once Dealer-Partners have enrolled in our programs, the market area managers work closely with the newly enrolled Dealer-Partners to help them successfully launch our programs within their dealerships. Market area managers also provide active Dealer-Partners with ongoing support and consulting focused on improving the Dealer-Partners' success on our programs, including assistance with increasing the volume and performance of Consumer Loan assignments.

Dealer Servicing Agreement. As a part of the enrollment process, a new Dealer-Partner is required to enter into a dealer servicing agreement with Credit Acceptance that defines the legal relationship between Credit Acceptance and the Dealer-Partner. The dealer servicing agreement assigns the responsibilities for administering, servicing, and collecting the amounts due on Consumer Loans from the Dealer-Partners to us. Under the typical dealer servicing agreement, a Dealer-Partner represents that it will only assign Consumer Loans to us that satisfy criteria established by us, meet certain conditions with respect to their binding nature and the status of the security interest in the purchased vehicle, and comply with applicable state, federal and foreign laws and regulations.

The typical dealer servicing agreement may be terminated by us or by the Dealer-Partner upon written notice. We may terminate the dealer servicing agreement immediately in the case of an event of default by the Dealer-Partner. Events of default include, among other things:

- the Dealer-Partner's refusal to allow us to audit its records relating to the Consumer Loans assigned to us;
- the Dealer-Partner, without our consent, is dissolved; merges or consolidates with an entity not affiliated with the Dealer-Partner; or sells a material part of its assets outside the course of its business to an entity not affiliated with the Dealer-Partner; or
- the appointment of a receiver for, or the bankruptcy or insolvency of, the Dealer-Partner.

While a Dealer-Partner can cease assigning Consumer Loans to us at any time without terminating the dealer servicing agreement, if the Dealer-Partner elects to terminate the dealer servicing agreement or in the event of a default, we have the right to require that the Dealer-Partner immediately pay us:

- any unreimbursed collection costs on Dealer Loans;
- any unpaid advances and all amounts owed by the Dealer-Partner to us; and
- a termination fee equal to 15% of the then outstanding amount of the Consumer Loans assigned to us.

Upon receipt of such amounts in full, we reassign the Consumer Loans and our security interest in the financed vehicles to the Dealer-Partner.

In the event of a termination of the dealer servicing agreement by us, we may continue to service Consumer Loans assigned by Dealer-Partners accepted prior to termination in the normal course of business without charging a termination fee.

Consumer Loan Assignment. Once a Dealer-Partner has enrolled in our programs, the Dealer-Partner may begin assigning Consumer Loans to us. For accounting purposes, a Consumer Loan is considered to have been assigned to us after all of the following has occurred:

- the consumer and Dealer-Partner have signed a Consumer Loan contract;
- we have received the original Consumer Loan contract and supporting documentation;
- we have approved all of the related stipulations for funding; and
- we have provided funding to the Dealer-Partner in the form of either an advance under the Portfolio Program or one-time purchase payment under the Purchase Program.

A Consumer Loan is originated by the Dealer-Partner when a consumer enters into a contract with a Dealer-Partner that sets forth the terms of the agreement between the consumer and the Dealer-Partner for the payment of the purchase price of the vehicle. The amount of the Consumer Loan consists of the total principal and interest that the consumer is required to pay over the term of the Consumer Loan. In the majority of states, Consumer Loans are written on a contract form provided by us. Although the Dealer-Partner is named in the Consumer Loan contract, the Dealer-Partner generally does not have legal ownership of the Consumer Loan for more than a moment and we, not the Dealer-Partner, are listed as lien holder on the vehicle title. Consumers are obligated to make payments on the Consumer Loan directly to us, and any failure to make such payments will result in us pursuing payment through collection efforts.

Virtually all Consumer Loans submitted to us for assignment are processed through our Credit Approval Processing System ("CAPS"). CAPS allows Dealer-Partners to input a consumer's credit application and view the response from us via the Internet. CAPS allows Dealer-Partners to: (1) receive a quick approval from us; and (2) interact with our proprietary credit scoring system to optimize the structure of each transaction prior to delivery. All responses include the amount of funding (advance for a Dealer Loan or purchase price for a Purchased Loan), as well as any stipulations required for funding. The amount of funding is determined using a formula which considers a number of factors including the timing and amount of cash flows expected on the related Consumer Loan and our target return on capital at the time the Consumer Loan is submitted to us for assignment. The estimated future cash flows are determined based upon our proprietary credit scoring system, which considers numerous variables, including attributes contained in the consumer's credit bureau report, data contained in the consumer's credit application, the structure of the proposed transaction, vehicle information and other factors, to calculate a composite credit score that corresponds to an expected collection rate. Our proprietary credit scoring system forecasts the collection rate based upon the historical performance of Consumer Loans in our portfolio that share similar characteristics. The performance of our proprietary credit scoring system is evaluated monthly by comparing projected to actual Consumer Loan performance. Adjustments are made to our proprietary credit scoring system as necessary. For additional information on adjustments to forecasted collection rates, please see the Critical Accounting Estimates section in Item 7 of this Form 10-K, which is incorporated herein by reference.

While a Dealer-Partner can submit any legally compliant Consumer Loan to us for assignment, the decision whether to provide funding to the Dealer-Partner and the amount of any funding is made solely by us. Through our Dealer-Partner Service Center ("DPSC") department, we perform all significant functions relating to the processing of the Consumer Loan applications and bear certain costs of Consumer Loan assignment, including the cost of assessing the adequacy of Consumer Loan documentation, compliance with underwriting and legal guidelines and the cost of verifying employment, residence and other information provided by the Dealer-Partner. We use a company in India to support the DPSC in reviewing Consumer Loan documentation for legal compliance.

We audit Consumer Loan files for legal and underwriting guidelines on a daily basis in order to assess whether our Dealer-Partners are operating in accordance with the terms and conditions of our dealer servicing agreement. We occasionally identify breaches of the dealer servicing agreement and depending upon the circumstances, and at our discretion, we may change pricing or charge the Dealer-Partner fees for future Consumer Loan assignments; require the Consumer Loan(s) to be repurchased; or terminate our relationship with the Dealer-Partner.

Our business model allows us to share the risk and reward of collecting on the Consumer Loans with the Dealer-Partners. Such sharing is intended to motivate the Dealer-Partner to assign better quality Consumer Loans, follow our underwriting guidelines, comply with various legal regulations, meet our credit compliance requirements, and provide appropriate service and support to the consumer after the sale. In addition, the DPSC works closely with Dealer-Partners to assist them in resolving any documentation deficiencies or funding stipulations. We believe this arrangement aligns our interests with the interests of the Dealer-Partner and the consumer.

We measure various criteria for each Dealer-Partner against other Dealer-Partners in their area as well as the top performing Dealer-Partners. Dealer-Partners are assigned a dealer rating based upon the performance of their Consumer Loans in both the Portfolio and Purchase Programs as well as other criteria. The dealer rating is one of the factors used to determine the amount paid to Dealer-Partners as an advance or to acquire a Purchased Loan. We provide each Dealer-Partner a monthly statement summarizing all activity that occurred on their Consumer Loan assignments.

Information on our Consumer Loans is presented in the following table:

	For the Years Ended December 31,				
Average Consumer Loan Data	**2010**	**2009**	**2008**	**2007**	**2006**
Average size of Consumer Loan accepted	$ 14,480	$ 12,689	$ 14,518	$ 13,878	$ 12,722
Percentage growth (decline) in average size of Consumer Loan	14.1%	-12.6%	4.6%	9.1%	5.9%
Average initial term (in months)	41	38	42	41	37

Servicing. Our largest group of collectors service Consumer Loans that are in the early stages of delinquency. These collectors are organized into teams comprised of two job types: (1) loan collectors; and (2) senior loan collectors. Collection efforts typically consist of placing a call to the consumer within one day of the missed payment due date, although efforts may begin later for some segments of accounts. Loan collectors are assigned Consumer Loans that are segmented into dialing pools by various phone contact profiles in an effort to maximize contact with the consumer. Our senior loan collectors have a higher skill level and access to additional tools. These collectors, in addition to securing payment arrangements, locate consumers by finding new contact information to assist in their team's collection efforts. The senior loan collectors service Consumer Loans with the following characteristics:

- no valid phone contact information;
- valid contact information without any contact in seven days; or
- various specialty segments (such as military personnel, abandoned vehicles, voluntary surrenders, and accounts requiring investigation).

The decision to repossess a vehicle is based on statistical models or policy based criteria. When a Consumer Loan is approved for repossession, the account is transferred to our repossession team. Repossession personnel continue to service the Consumer Loan as it is being assigned to a third party repossession contractor, who works on a contingency fee basis. Once a vehicle has been repossessed, the consumer can negotiate to redeem the vehicle, whereupon the vehicle is returned to the consumer in exchange for paying off the Consumer Loan balance; or, where appropriate or if required by law, the vehicle is returned to the consumer and the Consumer Loan is reinstated in exchange for a payment that reduces or eliminates the past due balance. If neither process is successful, the vehicle is sold at a wholesale automobile auction. Prior to sale, the vehicle is typically inspected by a representative at the auction who provides repair and reconditioning recommendations. Alternatively, our remarketing representatives may inspect the vehicle directly. Our remarketing representatives then authorize any repair and reconditioning work in order to maximize the net sale proceeds at auction.

If the vehicle sale proceeds are not sufficient to satisfy the balance owing on the Consumer Loan, the Consumer Loan is serviced by either: (1) our internal collection team, in the event the consumer is willing to make payments on the deficiency balance; or (2) where permitted by law, our external collection team, if it is believed that legal action is required to reduce the deficiency balance owing on the Consumer Loan. Our external collection team generally assigns Consumer Loans to third party collection attorneys who work on a contingency fee basis. Additionally, we may sell or assign Consumer Loans to third party collection companies.

Collectors rely on two systems; the Collection System ("CS") and the Loan Servicing System ("LSS"). The CS interfaces with a predictive dialer and records all activity on a Consumer Loan, including details of past phone conversations with the consumer, collection letters sent, promises to pay, broken promises, repossession orders and collection attorney activity. The LSS maintains a record of all transactions relating to Consumer Loans assigned after July 1990 and is a primary source of data utilized to:

- determine the outstanding balance of the Consumer Loans;
- forecast future collections;
- establish the amount of revenue recognized by us;
- calculate Dealer Holdback payments;
- analyze the profitability of our program; and
- evaluate our proprietary credit scoring system.

We outsource a portion of our collection function to companies in India and in Costa Rica. These outsourced collectors service accounts using the CS and typically service accounts that are less than sixty days past due.

Ancillary Products

We provide Dealer-Partners the ability to offer vehicle service contracts to consumers. A vehicle service contract provides the consumer protection by paying for the repair or replacement of certain components of the vehicle in the event of a mechanical failure. Buyers Vehicle Protection Plan, Inc. ("BVPP"), our wholly-owned subsidiary, has relationships with third party administrators ("TPAs") whereby the TPAs process claims on vehicle service contracts that are underwritten by third party insurers. BVPP receives a commission for all vehicle service contracts sold by our Dealer-Partners when the vehicle is financed by us. The commission is included in the retail price of the vehicle service contract which is added to the Consumer Loan. We provide Dealer-Partners with an additional advance based on the retail price of the vehicle service contract. We recognize our commission from the vehicle service contracts as part of finance charges on a level-yield basis based upon forecasted cash flows. We bear the risk of loss for claims on certain vehicle service contracts that are reinsured by us. Effective January 1, 2010, the commission received by BVPP increased due to a change in our relationship with the TPAs. Prior to 2010, we relied on the TPAs to market their vehicle service contracts to our Dealer-Partners. Effective January 1, 2010, we now market the vehicle service contracts directly to our Dealer-Partners.

During the fourth quarter of 2008, we formed VSC Re Company ("VSC Re"), our wholly-owned subsidiary that is engaged in the business of reinsuring coverage under vehicle service contracts sold to consumers by Dealer-Partners on vehicles financed by us. Prior to October 31, 2009, VSC Re reinsured vehicle service contracts that were underwritten by two of our three third party insurers. Effective October 31, 2009, we terminated our arrangement with one of our three third party insurers. VSC Re currently reinsures vehicle service contracts that are underwritten by one of our two third party insurers. Vehicle service contract premiums, which represent the selling price of the vehicle service contract to the consumer, less commissions and certain administrative costs, are contributed to trust accounts controlled by VSC Re. These premiums are used to fund claims covered under the vehicle service contracts. VSC Re is a bankruptcy remote entity. As such, our exposure to fund claims is limited to the trust assets controlled by VSC Re and our net investment in VSC Re. We formed VSC Re in order to enhance our control and security of the trust assets that are used to pay future vehicle service contract claims. The amount of income we earn from the vehicle service contracts over time is not impacted by the formation of VSC Re, as both before and after the formation, the income we recognize, excluding our commissions, is based on the amount by which vehicle service contract premiums exceed claims. The only change in our risk associated with adverse claims experience relates to our net investment in VSC Re, which is now at risk in the event claims exceed premiums. Under the prior structure, our risk was limited to the amount of premiums contributed to the trusts.

Prior to the formation of VSC Re, our agreements with two of our vehicle service contract TPAs allowed us to receive profit sharing payments depending upon the performance of the vehicle service contract programs. The agreements also required that vehicle service contract premiums be placed in trust accounts. Funds in the trust accounts were utilized by the TPA to pay claims on the vehicle service contracts. Upon the formation of VSC Re during the fourth quarter of 2008, the unearned premiums on the majority of the vehicle service contracts that had been written through these two TPAs were ceded to VSC Re along with any related trust assets. Vehicle service contracts written prior to 2008 through one of the TPAs remain under this profit sharing arrangement. Profit sharing payments, if any, on the vehicle service contracts are distributed to us periodically after the term of the vehicle service contracts have substantially expired provided certain loss rates are met. We are considered the primary beneficiary of the remaining trust and as a result, the assets and the related liabilities have been consolidated on our balance sheet.

BVPP also has a relationship with a TPA that allows Dealer-Partners to offer a GAP product to consumers whereby the TPA processes claims that are underwritten by a third party insurer. GAP provides the consumer protection by paying the difference between the loan balance and the amount covered by the consumer's insurance policy in the event of a total loss of the vehicle due to severe damage or theft. We receive a commission for all GAP contracts sold by our Dealer-Partners when the vehicle is financed by us, and do not bear any risk of loss for claims. The commission is included in the retail price of the GAP contract which is added to the Consumer Loan. We provide Dealer-Partners with an additional advance based on the retail price of the GAP contract. We recognize our commission from the GAP contracts as part of finance charges on a level-yield basis based upon forecasted cash flows. We are eligible to receive profit sharing payments depending on the performance of the GAP program. Profit sharing payments from the third party are received once a year, if eligible.

During 2006, we began to provide Dealer-Partners in certain states the ability to purchase Global Positioning Systems ("GPS") with Starter Interrupt Devices ("SID"). Through this program, Dealer-Partners can install a GPS-based SID ("GPS-SID") on vehicles financed by us that can be activated if the consumer fails to make payments on their account, and can result in the prompt repossession of the vehicle. Dealer-Partners purchase the GPS-SID directly from third parties. The third parties pay us a marketing fee for each device sold and installed, at which time the marketing fee revenue is recognized in other income within our consolidated statements of income.

Discontinued Operations

Effective June 30, 2003, we stopped originating Consumer Loans in the United Kingdom and we sold the remainder of the portfolio on December 30, 2005. The United Kingdom business was formally dissolved in 2010. The results for the United Kingdom business are reported as a discontinued operation in the consolidated statements of income for all periods presented.

Competition

The market for consumers who do not qualify for conventional automobile financing is large and highly competitive. The market is currently served by "buy here, pay here" dealerships, banks, captive finance affiliates of automobile manufacturers, credit unions and independent finance companies both publicly and privately owned. Many of these companies are much larger and have greater resources than us. We compete by offering a profitable and efficient method for Dealer-Partners to finance customers who would be more difficult or less profitable to finance through other methods. In addition, we compete on the basis of the level of service provided by our DPSC and sales personnel.

Customer and Geographic Concentrations

No single Dealer-Partner accounted for more than 10% of total revenues during any of the last three years. Additionally, no single Dealer-Partner's Loans receivable balance accounted for more than 10% of total Loans receivable balance as of December 31, 2010 or 2009. The following tables provide information regarding the five states that were responsible for the largest dollar volume of Consumer Loan assignments and the related number of active Dealer-Partners during 2010, 2009, and 2008:

	For the Year Ended December 31, 2010			
(In thousands)	Consumer Loan Assignments		Active Dealer-Partners (2)	
	Dollar Volume (1)	% of Total	Number	% of Total
Michigan	$ 92,694	10.4%	224	7.0%
New York	74,072	8.4%	190	5.9%
Texas	54,406	6.1%	250	7.8%
Ohio	51,271	5.8%	201	6.3%
Mississippi	45,369	5.1%	81	2.5%
All other states	569,527	64.2%	2,260	70.5%
Total	$ 887,339	100.0%	3,206	100.0%

	For the Year Ended December 31, 2009			
(In thousands)	Consumer Loan Assignments		Active Dealer-Partners (2)	
	Dollar Volume (1)	% of Total	Number	% of Total
Michigan	$ 63,960	10.3%	197	6.2%
New York	45,129	7.3%	178	5.6%
Texas	44,912	7.3%	250	7.9%
Ohio	36,186	5.8%	187	5.9%
Alabama	32,933	5.3%	126	4.0%
All other states	396,256	64.0%	2,230	70.4%
Total	$ 619,376	100.0%	3,168	100.0%

	For the Year Ended December 31, 2008			
(In thousands)	Consumer Loan Assignments		Active Dealer-Partners (2)	
	Dollar Volume (1)	% of Total	Number	% of Total
Texas	$ 69,435	8.8%	240	7.4%
Michigan	56,983	7.3%	198	6.1%
Ohio	53,698	6.8%	182	5.6%
Alabama	53,033	6.8%	120	3.7%
New York	41,797	5.3%	174	5.3%
All other states	511,450	65.0%	2,350	71.9%
Total	$ 786,396	100.0%	3,264	100.0%

(1) Represents advances paid to Dealer-Partners on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealer-Partners to purchase Consumer Loans assigned under our Purchase Program. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

(2) Active Dealer-Partners are Dealer-Partners who have received funding for at least one Loan during the year.

Geographic Financial Information

For the three years ended December 31, 2010, 2009 and 2008, revenues from continuing operations were primarily derived from operations in the United States and long-lived assets were primarily located in the United States. For additional geographic financial information, see Note 12 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

Regulation

Our business is subject to laws and regulations, including the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and other various state and federal laws and regulations. These laws and regulations, among other things, require licensing and qualification; limit interest rates, fees and other charges associated with the Consumer Loans assigned to us; require specified disclosures by Dealer-Partners to consumers; govern the sale and terms of ancillary products; and define the rights to repossess and sell collateral. Failure to comply with these laws or regulations could have a material adverse effect on us by, among other things, limiting the jurisdictions in which we may operate, restricting our ability to realize the value of the collateral securing the Consumer Loans, making it more costly or burdensome to do business or resulting in potential liability. The volume of new or modified laws and regulations has increased in recent years and has increased significantly in response to issues arising with respect to consumer lending. From time to time, legislation and regulations are enacted which increase the cost of doing business, limit or expand permissible activities or affect the competitive balance among financial services providers. Proposals to change the laws and regulations governing the operations and taxation of financial institutions and financial services providers are frequently made in the U.S. Congress, in the state legislatures and by various regulatory agencies. This legislation may change our operating environment in substantial and unpredictable ways and may have a material adverse effect on our business. For example, on July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which significantly changes the regulation of financial institutions and the financial services industry. Among other things, the Dodd-Frank Act establishes as an independent entity within the Federal Reserve, the Bureau of Consumer Financial Protection (the "BCFP"), which will be given the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including non-bank commercial companies in the business of extending credit and servicing consumer loans. The scope and substance of the regulations that may be adopted by the BCFP will not be known until the BCFP is organized and begins functioning. The Dodd-Frank Act contains numerous other provisions affecting financial industry participants of all types, many of which may have an impact on our operating environment in substantial and unpredictable ways. The Dodd-Frank Act and regulations promulgated thereunder, including by the BCFP, are likely to affect our cost of doing business, may limit or expand our permissible activities, may affect the competitive balance within our industry and market areas and could have a material adverse effect on us. Our management continues to assess the Dodd-Frank Act's probable impact on our business, financial condition and results of operations, and to monitor developments involving the entities charged with promulgating regulations thereunder. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and on us in particular, is uncertain at this time. The nature and extent of future legislative and regulatory changes affecting financial institutions and non-bank commercial companies, including as a result of the Dodd-Frank Act, is very unpredictable at this time, and any changes could have a material adverse effect on us. In addition, governmental regulations which would deplete the supply of used vehicles, such as environmental protection regulations governing emissions or fuel consumption, could have a material adverse effect on us.

Our Dealer-Partners must also comply with credit and trade practice statutes and regulations. Failure of our Dealer-Partners to comply with these statutes and regulations could result in consumers having rights of rescission and other remedies that could have a material adverse effect on us.

The sale of vehicle service contracts and GAP by Dealer-Partners in connection with Consumer Loans assigned to us from Dealer-Partners is also subject to state laws and regulations. As we are the holder of the Consumer Loans that may, in part, finance these products, some of these state laws and regulations may apply to our servicing and collection of the Consumer Loans. Although these laws and regulations do not significantly affect our business, there can be no assurance that insurance or other regulatory authorities in the jurisdictions in which these products are offered by Dealer-Partners will not seek to regulate or restrict the operation of our business in these jurisdictions. Any regulation or restriction of our business in these jurisdictions could materially adversely affect the income received from these products.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable laws and regulations. Our agreements with Dealer-Partners provide that the Dealer-Partner shall indemnify us with respect to any loss or expense we incur as a result of the Dealer-Partner's failure to comply with applicable laws and regulations.

Team Members

Our team members are organized into three operating functions: Originations, Servicing, and Support.

Originations. The originations function includes team members that are responsible for marketing our programs to prospective Dealer-Partners, enrolling new Dealer-Partners, and supporting active Dealer-Partners. Originations also includes team members responsible for processing new Consumer Loan assignments.

Servicing. The servicing function includes team members that are responsible for servicing the Consumer Loans. Collectors, our largest group of servicing team members, service Consumer Loans that are in the early stages of delinquency. Servicing also includes team members responsible for repossession, remarketing, redemption, and recovery activities.

Support. The support function includes team members in our finance, information technology, operations improvement, analytics, corporate legal, and human resources departments.

As of December 31, 2010, we had 862 full and part-time team members. Our team members have no union affiliations and we believe our relationship with our team members is in good standing. The table below presents team members by operating function:

	Number of Team Members As of December 31,	
Operating Function	2010	2009
Originations	245	224
Servicing	411	462
Support	206	225
Total	862	911

Available Information

Our Internet address is *creditacceptance.com*. We make available, free of charge on the web site, copies of reports we file with or furnish to the Securities and Exchange Commission ("SEC") as soon as reasonably practicable after we electronically file or furnish such reports.

ITEM 1A. RISK FACTORS

Our inability to accurately forecast and estimate the amount and timing of future collections could have a material adverse effect on results of operations.

Substantially all of the Consumer Loans assigned to us are made to individuals with impaired or limited credit histories or higher debt-to-income ratios than are permitted by traditional lenders. Consumer Loans made to these individuals generally entail a higher risk of delinquency, default and repossession and higher losses than loans made to consumers with better credit. Since most of our revenue and cash flows from operations are generated from these Consumer Loans, our ability to accurately forecast Consumer Loan performance is critical to our business and financial results. At the time of assignment, we forecast future expected cash flows from the Consumer Loan. Based on these forecasts, which include estimates for wholesale vehicle prices in the event of vehicle repossession and sale, we make an advance or one-time purchase payment to the related Dealer-Partner at a level designed to achieve an acceptable return on capital. These forecasts also serve as a critical assumption in our accounting for recognizing finance charge income and determining our allowance for credit losses. Please see the Critical Accounting Estimates – Finance Charge Revenue & Allowance for Credit Losses section in Item 7 of this Form 10-K, which is incorporated by reference herein. If Consumer Loan performance equals or exceeds original expectations, it is likely our target return on capital will be achieved. However, actual cash flows from any individual Consumer Loan are often different than cash flows estimated at the time of assignment. There can be no assurance that our forecasts will be accurate or that Consumer Loan performance will be as expected. Recent economic conditions have made forecasts regarding the performance of Consumer Loans more difficult. In the event that our forecasts are not accurate, our financial position, liquidity and results of operations could be materially adversely affected.

We may be unable to execute our business strategy due to current economic conditions.

Our financial position, liquidity and results of operations depend on management's ability to execute our business strategy. Key factors involved in the execution of our business strategy include achieving our desired Consumer Loan assignment volume, continued and successful use of CAPS and pricing strategy, the use of effective credit risk management techniques and servicing strategies, continued investment in technology to support operating efficiency and continued access to funding and liquidity sources. Although we recently implemented pricing changes that were intended to have a positive impact on unit volume, in exchange for mostly lower returns on capital, there can be no assurance that this change will have its intended effect or that lower returns on capital will be modest. Please see the Consumer Loan Volume section in Item 7 of this Form 10-K, which is incorporated by reference herein. Our failure or inability to execute any element of our business strategy could materially adversely affect our financial position, liquidity and results of operations.

We may be unable to continue to access or renew funding sources and obtain capital needed to maintain and grow our business.

We use debt financing to fund new Loans and pay Dealer Holdback. We currently utilize the following primary forms of debt financing: (1) a revolving secured line of credit with a commercial bank syndicate; (2) revolving secured warehouse facilities with institutional investors; (3) asset-backed secured financings ("Term ABS") with qualified institutional investors; and (4) Senior Secured Notes due 2017 issued pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended ("Senior Notes"). We cannot guarantee that the revolving secured line of credit or the revolving secured warehouse facilities will continue to be available beyond their current maturity dates on acceptable terms or at all, or that we will be able to obtain additional financing on acceptable terms or at all. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit and our credit ratings and capacity for additional borrowing under our existing financing arrangements. If our various financing alternatives were to become limited or unavailable, we may be unable to maintain or grow Consumer Loan volume at the level that we anticipate and our operations could be materially adversely affected.

The terms of our debt limit how we conduct our business.

The agreements that govern our debt contain covenants that restrict our ability to, among other things:

- incur and guarantee debt;
- pay dividends or make other distributions on or redeem or repurchase our stock;
- make investments or acquisitions;
- create liens on our assets;
- sell assets;
- merge with or into other companies;
- enter into transactions with stockholders and other affiliates; and
- make capital expenditures.

Some of our debt agreements also impose requirements that we maintain specified financial measures not in excess of, or not below, specified levels. In particular, our revolving credit facility requires, among other things, that we maintain (i) at all times a ratio of consolidated net assets to consolidated funded debt equal to or greater than a specified minimum; (ii) as of the end of each fiscal quarter, a ratio of consolidated funded debt to consolidated tangible net worth at or below a specified maximum; (iii) as of the end of each fiscal quarter calculated for the two fiscal quarters then ending, consolidated net income of not less than a specified minimum; and (iv) as of the end of each fiscal quarter, a ratio of consolidated income available for fixed charges for the period of four consecutive fiscal quarters most recently ended to consolidated fixed charges for that period of not less than a specified minimum. These covenants limit the manner in which we can conduct our business and could prevent us from engaging in favorable business activities or financing future operations and capital needs and impair our ability to successfully execute our strategy and operate our business.

A breach of any of the covenants in our debt instruments would result in an event of default thereunder if not promptly cured or waived. Any continuing default would permit the creditors to accelerate the related debt, which could also result in the acceleration of other debt containing a cross-acceleration or cross-default provision. In addition, an event of default under our revolving credit facility would permit the lenders thereunder to terminate all commitments to extend further credit under our revolving credit facility. Furthermore, if we were unable to repay the amounts due and payable under our revolving credit facility or other secured debt, the lenders thereunder could cause the collateral agent to proceed against the collateral securing that debt. In the event our creditors accelerate the repayment of our debt, there can be no assurance that we would have sufficient assets to repay that debt, and our financial condition, liquidity and results of operations would suffer.

A violation of the terms of our Term ABS facilities or revolving secured warehouse facilities could have a materially adverse impact on our operations.

Under our Term ABS facilities and the revolving secured warehouse facilities, (1) we have various obligations and covenants as servicer and custodian of the Consumer Loans contributed thereto and in our individual capacity and (2) the special purpose subsidiaries to which we contribute Consumer Loans have various obligations and covenants. A violation of any of these obligations or covenants by us or the special purpose subsidiaries, respectively, may result in us being unable to obtain additional funding under these securitization facilities, the termination of our servicing rights and the loss of servicing fees, and may result in amounts outstanding under these securitization facilities becoming immediately due and payable. In addition, the violation of any financial covenant under our revolving secured line of credit facility is an event of default or termination event under the securitization facilities. The lack of availability from any or all of these securitization facilities may have a material adverse effect on our financial position, liquidity, and results of operations.

The conditions of the U.S. and international capital markets may adversely affect lenders with which we have relationships, causing us to incur additional costs and reducing our sources of liquidity, which may adversely affect our financial position, liquidity and results of operations.

Over the past several years, there has been turbulence in the global capital markets and the overall economy. Such turbulence can result in disruptions in the financial sector and affect lenders with which we have relationships. Disruptions in the financial sector may increase our exposure to credit risk and adversely affect the ability of lenders to perform under the terms of their lending arrangements with us. Failure by our lenders to perform under the terms of our lending arrangements could cause us to incur additional costs that may adversely affect our liquidity, financial condition and results of operations. While overall market conditions have improved, there can be no assurance that future disruptions in the financial sector will not occur that could have similar adverse effects on our business.

Our substantial debt could negatively impact our business, prevent us from satisfying our debt obligations and adversely affect our financial condition.

We have a substantial amount of debt. The substantial amount of our debt could have important consequences, including the following:

- our ability to obtain additional financing for Consumer Loan assignments, working capital, debt refinancing or other purposes could be impaired;
- a substantial portion of our cash flows from operations will be dedicated to paying principal and interest on our debt, reducing funds available for other purposes;
- we may be vulnerable to interest rate increases, as some of our borrowings, including those under our revolving credit facility, bear interest at variable rates;
- we could be more vulnerable to adverse developments in our industry or in general economic conditions;
- we may be restricted from taking advantage of business opportunities or making strategic acquisitions; and
- we may be limited in our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate.

Due to competition from traditional financing sources and non-traditional lenders, we may not be able to compete successfully.

The automobile finance market for consumers who do not qualify for conventional automobile financing is large and highly competitive. The market is served by a variety of companies including "buy here, pay here" dealerships. The market is also currently served by banks, captive finance affiliates of automobile manufacturers, credit unions and independent finance companies both publicly and privately owned. Many of these companies are much larger and have greater financial resources than are available to us, and many have long standing relationships with automobile dealerships. Providers of automobile financing have traditionally competed based on the interest rate charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and consumers. There is potential that significant direct competition could emerge and that we may be unable to compete successfully. Additionally, if we are unsuccessful in maintaining and expanding our relationships with Dealer-Partners, we may be unable to accept Consumer Loans in the volume and on the terms that we anticipate.

We may not be able to generate sufficient cash flows to service our outstanding debt and fund operations and may be forced to take other actions to satisfy our obligations under such debt.

Our ability to make payments of principal and interest on indebtedness will depend in part on our cash flows from operations, which are subject to economic, financial, competitive and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operations sufficient to permit us to meet our debt service obligations. If we are unable to generate sufficient cash flows from operations to service our debt, we may be required to sell assets, refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that any refinancing will be possible or that any asset sales or additional financing can be completed on acceptable terms or at all.

Interest rate fluctuations may adversely affect our borrowing costs, profitability and liquidity.

Our profitability may be directly affected by the level of and fluctuations in interest rates, whether caused by changes in economic conditions or other factors, which affect our borrowing costs. Our profitability and liquidity could be materially adversely affected during any period of higher interest rates. We monitor the interest rate environment and employ hedging strategies designed to mitigate the impact of increases in interest rates. We can provide no assurance, however, that hedging strategies will mitigate the impact of increases in interest rates.

Reduction in our credit rating could increase the cost of our funding from, and restrict our access to, the capital markets and adversely affect our liquidity, financial condition and results of operations.

Credit rating agencies evaluate us, and their ratings of our debt and creditworthiness are based on a number of factors. These factors include our financial strength and other factors not entirely within our control, including conditions affecting the financial services industry generally. In light of the recent difficulties that faced the financial services industry and the financial markets, there can be no assurance that we will maintain our current ratings. Failure to maintain those ratings could, among other things, adversely limit our access to the capital markets and affect the cost and other terms upon which we are able to obtain financing.

We may incur substantially more debt and other liabilities. This could exacerbate further the risks associated with our current debt levels.

We may be able to incur substantial additional debt in the future. Although the terms of our debt instruments contain restrictions on our ability to incur additional debt, these restrictions are subject to exceptions that could permit us to incur a substantial amount of additional debt. In addition, our debt instruments do not prevent us from incurring liabilities that do not constitute indebtedness as defined for purposes of those debt instruments. If new debt or other liabilities are added to our current debt levels, the risks associated with our having substantial debt could intensify.

The regulation to which we are or may become subject could result in a material adverse effect on our business.

Reference should be made to Item 1. Business "Regulation" for a discussion of regulatory risk factors.

Adverse changes in economic conditions, the automobile or finance industries, or the non-prime consumer market could adversely affect our financial position, liquidity and results of operations, the ability of key vendors that we depend on to supply us with services, and our ability to enter into future financing transactions.

We are subject to general economic conditions which are beyond our control. Recently, concerns over the availability and cost of credit, the U.S. mortgage market, a declining real estate market and geopolitical issues have contributed to increased volatility and diminished expectations for the economy and financial markets going forward. During periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses may increase on our Consumer Loans and Consumer Loan prepayments may decline. These periods are also typically accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding Consumer Loans, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. Additionally, higher gasoline prices, declining stock market values, unstable real estate values, resets of adjustable rate mortgages to higher interest rates, increasing unemployment levels, general availability of consumer credit or other factors that impact consumer confidence or disposable income could increase loss frequency and decrease consumer demand for automobiles as well as weaken collateral values of automobiles. Because our business is focused on consumers who do not qualify for conventional automobile financing, the actual rates of delinquencies, defaults, repossessions and losses on these Consumer Loans could be higher than that of those experienced in the general automobile finance industry, and could be more dramatically affected by a general economic downturn.

We rely on Dealer-Partners to originate Consumer Loans for assignment under our programs. High levels of Dealer-Partner attrition, due to a general economic downturn or otherwise, could materially adversely affect our operations. In addition, we rely on vendors to provide us with services we need to operate our business. Any disruption in our operations due to the untimely or discontinued supply of these services could substantially adversely affect our operations. Finally, during an economic slowdown or recession, our servicing costs may increase without a corresponding increase in finance charge revenue. Any sustained period of increased delinquencies, defaults, repossessions or losses or increased servicing costs could also materially adversely affect our financial position, liquidity and results of operations and our ability to enter into future financing transactions.

Litigation we are involved in from time to time may adversely affect our financial condition, results of operations and cash flows.

As a result of the consumer-oriented nature of the industry in which we operate and uncertainties with respect to the application of various laws and regulations in some circumstances, we are subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, violations of bankruptcy stay provisions, certificate of title disputes, fraud and breach of contract. As the assignee of Consumer Loans originated by Dealer-Partners, we may also be named as a co-defendant in lawsuits filed by consumers principally against Dealer-Partners. We may also have disputes and litigation with Dealer-Partners relating to our dealer servicing and related agreements, including claims for, among other things, breach of contract or other duties purportedly owed to the Dealer-Partners. The damages and penalties that may be claimed by consumers or Dealer-Partners in these types of matters can be substantial. The relief requested by plaintiffs varies but may include requests for compensatory, statutory and punitive damages, and plaintiffs may seek treatment as purported class actions. A significant judgment against us in connection with any litigation or arbitration could have a material adverse effect on our financial position, liquidity and results of operations.

Changes in tax laws and the resolution of uncertain income tax matters could have a material adverse effect on our results of operations and cash flows from operations.

We are subject to income tax in many of the various jurisdictions in which we operate. Increases in statutory income tax rates and other adverse changes in applicable law in these jurisdictions could have an adverse effect on our results of operations. In the ordinary course of business, there are transactions and calculations where the ultimate tax determination is uncertain. At any one time, multiple tax years are subject to audit by various taxing jurisdictions. We provide reserves for potential payments of tax to various tax authorities related to uncertain tax positions. Please see the Critical Accounting Estimates – Uncertain Tax Positions section in Item 7 of this Form 10-K, which is incorporated by reference herein. We adjust these liabilities as a result of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Such payments could have a material adverse effect on our results of operations and cash flows from operations.

Our operations are dependent on technology.

Virtually all Consumer Loans submitted to us for assignment are processed through our internet-based CAPS application, which enables our Dealer-Partners to interact with our proprietary credit scoring system. Our Consumer Loan servicing platform is also technology based. We rely on these systems to record and process significant amounts of data quickly and accurately and believe that these systems provide us with a competitive advantage. All of these systems are dependent upon computer and telecommunications equipment, software systems and Internet access. The temporary or permanent loss of any components of these systems through hardware failures, software errors, the vulnerability of the Internet, operating malfunctions or otherwise could interrupt our business operations, harm our business and adversely affect our competitive advantage. In addition, our competitors could create or acquire systems similar to ours, which would adversely affect our competitive advantage.

We rely on a variety of measures to protect our technology and proprietary information, including copyrights, trade secrets and patents. However, these measures may not prevent misappropriation or infringement of our intellectual property or proprietary information, which would adversely affect us. In addition, our competitors or other third parties may allege that our systems, processes or technologies infringe their intellectual property rights.

Our ability to integrate computer and telecommunications technologies into our business is essential to our success. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles. We may not be successful in anticipating, managing or adopting technological changes on a timely basis. While we believe that our existing information systems are sufficient to meet our current demands and continued expansion, our future growth may require additional investment in these systems. We cannot assure that adequate capital resources will be available to us at the appropriate time.

Reliance on third parties to administer our ancillary product offerings could adversely affect our business and financial results.

We have relationships with third parties to administer vehicle service contract and GAP products underwritten by third party insurers and financed by us. We depend on these TPAs to evaluate and pay claims in an accurate and timely manner. We also have relationships with third parties to sell and administer GPS-SID. If our relationships with the TPAs were modified, disrupted, or terminated, we would need to obtain these services from an alternative administrator or provide them using our internal resources. We may be unable to replace these TPAs with a suitable alternative in a timely and efficient manner on terms we consider acceptable, or at all. In the event we were unable to effectively administer our ancillary products offerings, we may need to eliminate or suspend our ancillary product offerings from our future business, we may experience a decline in the performance of our Consumer Loans, our reputation in the marketplace could be undermined, and our financial position, liquidity and results of operations could be adversely affected.

We are dependent on our senior management and the loss of any of these individuals or an inability to hire additional team members could adversely affect our ability to operate profitably.

Our senior management average over 11 years of experience with us. Our success is dependent upon the management and the leadership skills of this team. In addition, competition from other companies to hire our team members possessing the necessary skills and experience required could contribute to an increase in team member turnover. The loss of any of these individuals or an inability to attract and retain additional qualified team members could adversely affect us. There can be no assurance that we will be able to retain our existing senior management or attract additional qualified team members.

Our reputation is a key asset to our business, and our business may be affected by how we are perceived in the marketplace.

Our reputation is a key asset to our business. Our ability to attract consumers through our Dealer-Partners is highly dependent upon external perceptions of our level of service, trustworthiness, business practices and financial condition. Negative publicity regarding these matters could damage our reputation among existing and potential consumers and Dealer-Partners, which could make it difficult for us to attract new consumers and Dealer-Partners and maintain existing Dealer-Partners. Adverse developments with respect to our industry may also, by association, negatively impact our reputation or result in greater regulatory or legislative scrutiny or litigation against us.

The concentration of our Dealer-Partners in several states could adversely affect us.

We are partnered with Dealer-Partners throughout the United States. During the year ended December 31, 2010, our five largest states (measured by advances paid to Dealer-Partners on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealer-Partners to purchase Consumer Loans assigned under our Purchase Program) contained approximately 29.5% of our Dealer-Partners. While we believe we have a diverse geographic presence, for the near term, we expect that significant amounts of Consumer Loan assignments will continue to be generated by Dealer-Partners in these five states due to the number of Dealer-Partners in these states and currently prevailing economic, demographic, regulatory, competitive and other conditions in these states. Changes to conditions in these states could lead to an increase in Dealer-Partner attrition or a reduction in demand for our service that could materially adversely affect our financial position, liquidity and results of operations.

Failure to properly safeguard confidential consumer information could subject us to liability, decrease our profitability and damage our reputation.

If third parties or our team members are able to breach our network security or otherwise misappropriate our customers' personal information or loan information, or if we give third parties or our team members improper access to our customers' personal information or loan information, we could be subject to liability. This liability could include identity theft or other similar fraud-related claims. This liability could also include claims for other misuses or losses of personal information, including for unauthorized marketing purposes. Other liabilities could include claims alleging misrepresentation of our privacy and data security practices.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to secure online transmission of confidential consumer information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the algorithms that we use to protect sensitive customer transaction data. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend capital and other resources to protect against security breaches or to alleviate problems caused by security breaches. Our security measures are designed to protect against security breaches, but our failure to prevent security breaches could subject us to liability, decrease our profitability and damage our reputation.

Our founder controls a majority of our common stock, has the ability to control matters requiring shareholder approval and has interests which may conflict with the interests of our other security holders.

Our founder owns a large enough stake of the Company to control matters presented to shareholders, including the election and removal of directors, the approval of significant corporate transactions, such as any reclassification, reorganization, merger, consolidation or sale of all or substantially all of our assets, and the control of our management and affairs, including executive compensation arrangements. His interests may conflict with the interests of our other security holders.

Reliance on our outsourced business functions could adversely affect our business.

We outsource a portion of our collections functions to companies in India and Costa Rica and a portion of our DPSC functions to a company in India. While we believe there are benefits to these arrangements, outsourcing increases our operational complexity and decreases our control. We rely on these service providers to provide a high level of service and support, which subjects us to risks associated with inadequate or untimely service. For example, the outsourcing of collection functions could result in lower collection rates on our Consumer Loans than we would have achieved had we performed the same functions internally. In addition, if these outsourcing arrangements were not renewed or were terminated or the services provided to us were otherwise disrupted, we would have to obtain these services from an alternative provider or provide them using our internal resources. We may be unable to replace, or be delayed in replacing these sources and there is a risk that we would be unable to enter into a similar agreement with an alternate provider on terms that we consider favorable or in a timely manner. In the future, we may outsource other business functions. If any of these or other risks related to outsourcing were realized, our financial position, liquidity and results of operations could be adversely affected.

Natural disasters, acts of war, terrorist attacks and threats or the escalation of military activity in response to these attacks or otherwise may negatively affect our business, financial condition and results of operations.

Natural disasters, acts of war, terrorist attacks and the escalation of military activity in response to these attacks or otherwise may have negative and significant effects, such as imposition of increased security measures, changes in applicable laws, market disruptions and job losses. These events may have an adverse effect on the economy in general. Moreover, the potential for future terrorist attacks and the national and international responses to these threats could affect the business in ways that cannot be predicted. The effect of any of these events or threats could have a material adverse effect on our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters is located at 25505 West Twelve Mile Road, Southfield, Michigan 48034. We purchased the office building in 1993 and have a mortgage loan from a commercial bank that is secured by a first mortgage lien on the property. The office building includes approximately 136,000 square feet of space on five floors. We occupy approximately 120,000 square feet of the building, with most of the remainder of the building leased to various tenants.

We lease approximately 14,000 square feet of office space in Southfield, Michigan and approximately 20,000 square feet of office space in Henderson, Nevada. The lease for the Southfield, Michigan space expires in June 2013 and the lease for the Henderson, Nevada space expires in November 2014.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business and as a result of the consumer-oriented nature of the industry in which we operate, industry participants are frequently subject to various consumer claims and litigation. The claims allege, among other theories of liability, violations of state, federal and foreign truth-in-lending, credit availability, credit reporting, consumer protection, warranty, debt collection, insurance and other consumer-oriented laws and regulations, including claims seeking damages for physical and mental damages relating to our repossession and sale of the consumer's vehicle and other debt collection activities. As we accept assignments of Consumer Loans originated by Dealer-Partners, we may also be named as a co-defendant in lawsuits filed by consumers principally against Dealer-Partners. We may also have disputes and litigation with Dealer-Partners relating to our dealer servicing and related agreements, including claims for, among other things breach of contract or other duties purportedly owed to the Dealer-Partners. The damages and penalties that may be claimed by consumers or Dealer-Partners in these types of matters can be substantial. The relief requested by plaintiffs varies but may include requests for compensatory, statutory and punitive damages, and plaintiffs may seek treatment as purported class actions. A significant judgment against us in connection with any litigation or arbitration could have a material adverse effect on our financial position, liquidity and results of operations.

ITEM 4. (REMOVED AND RESERVED).

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Price

During the year ended December 31, 2010 our common stock was traded on The Nasdaq Global Market® ("Nasdaq") under the symbol "CACC". The following table sets forth the high and low sale prices as reported by the Nasdaq for the common stock for the relevant periods during 2010 and 2009. Such bid information reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	2010		2009	
Quarters Ended	High	Low	High	Low
March 31	$ 53.97	$ 38.57	$ 23.99	$ 13.73
June 30	49.65	41.24	25.00	19.01
September 30	63.45	47.18	33.96	22.10
December 31	63.58	54.12	44.93	30.56

As of February 16, 2011, we had 138 shareholders of record and approximately 3,000 beneficial holders of our common stock based upon securities position listings furnished to us.

Dividends

We have not paid any cash dividends during the periods presented. Our debt agreements contain financial covenants which may indirectly limit the payment of dividends on common stock.

Stock Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return on our common stock during the period beginning January 1, 2006 and ending on December 31, 2010 with the cumulative total return on the Nasdaq Market Index and a peer group index based upon approximately 100 companies included in the Dow Jones – US General Financial Index. The comparison assumes that $100 was invested on January 1, 2006 in our common stock and in the foregoing indices and assumes the reinvestment of dividends.


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG CREDIT ACCEPTANCE CORP.,
NASDAQ MARKET INDEX AND DJ US GENERAL FINANCE INDEX


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
DOLLARS
01/01/06
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
Credit Acceptance Corporation
NASDAQ Market Index
DJ US General Finance

ASSUMES $100 INVESTED ON JAN. 01, 2006
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2010

Stock Repurchases

In 1999, our board of directors approved a stock repurchase program which authorizes us to repurchase common shares in the open market or in privately negotiated transactions at price levels we deem attractive. As of December 31, 2010, we had authorization to repurchase up to $29.1 million of our common stock. On February 9, 2011, we commenced a tender offer to purchase up to 1,904,761 shares of our common stock at a price of $65.625 per share. The tender offer is scheduled to expire at 5:00 p.m., Eastern Standard Time, on March 10, 2011, subject to our right to extend the offer. The tender offer is conditioned upon, among other things, consummation of a new debt financing (the "Debt Financing") on terms reasonably satisfactory to us. We anticipate that we will obtain all of the funds necessary to purchase shares in the tender offer, and to pay related fees and expenses, through a combination of the proceeds of the Debt Financing and by borrowing under our $170.0 million revolving secured line of credit facility. The tender offer is being made pursuant to an offer to purchase issued in connection with the tender offer, and this Form 10-K is not an offer to purchase any of our shares of common stock.

The following table summarizes our stock repurchases for the three months ended December 31, 2010:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Used to Purchase Shares Under the Plans or Programs
October 1 through October 31, 2010	-	$ -	-	$ 29,113,295
November 1 through November 30, 2010	124 *	-	-	29,113,295
December 1 through December 31, 2010	-	-	-	29,113,295
	-	$ -	-	

*Amount represents shares of common stock released to us by team members as payment of tax withholdings due to us upon the vesting of restricted stock.

ITEM 6. SELECTED FINANCIAL DATA

The selected income statement and balance sheet data presented below are derived from our audited consolidated financial statements and should be read in conjunction with our consolidated financial statements as of and for the years ended December 31, 2010, 2009, and 2008, and notes thereto and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Form 10-K, which is incorporated herein by reference.

(In thousands, except per share data)	Years Ended December 31,				
	2010	2009	2008	2007	2006
Income Statement Data:					
Revenue	$ 442,135	$ 380,664	$ 312,186	$ 239,927	$ 219,332
Costs and expenses:					
Salaries and wages	61,327	66,893	68,993	55,396	41,015
General and administrative (A)	26,432	30,391	27,536	27,202	36,491
Sales and marketing	19,661	14,808	16,776	17,493	16,624
Provision for credit losses	10,037	(12,164)	46,029	19,947	11,006
Interest	47,752	32,399	43,189	36,669	23,330
Provision for claims	23,429	19,299	2,651	39	226
Total costs and expenses	188,638	151,626	205,174	156,746	128,692
Income from continuing operations before provision for income taxes	253,497	229,038	107,012	83,181	90,640
Provision for income taxes	83,390	82,992	39,944	29,567	31,793
Income from continuing operations	170,107	146,046	67,068	53,614	58,847
(Loss) gain from operations of discontinued United Kingdom operations	(30)	137	307	(562)	(297)
(Credit) provision for income taxes	-	(72)	198	(1,864)	(90)
(Loss) gain from discontinued operations	(30)	209	109	1,302	(207)
Net income	$ 170,077	$ 146,255	$ 67,177	$ 54,916	$ 58,640
Net income per share:					
Basic	$ 5.79	$ 4.78	$ 2.22	$ 1.83	$ 1.78
Diluted	$ 5.67	$ 4.62	$ 2.16	$ 1.76	$ 1.66
Income from continuing operations per share:					
Basic	$ 5.79	$ 4.77	$ 2.22	$ 1.78	$ 1.78
Diluted	$ 5.67	$ 4.61	$ 2.16	$ 1.72	$ 1.67
(Loss) gain from discontinued operations per share:					
Basic	$ -	$ 0.01	$ -	$ 0.04	$ (0.01)
Diluted	$ -	$ 0.01	$ -	$ 0.04	$ (0.01)
Weighted average shares outstanding:					
Basic	29,393	30,590	30,250	30,053	33,036
Diluted	29,985	31,669	31,105	31,154	35,283
Balance Sheet Data:					
Loans receivable, net	$ 1,218,013	$ 1,050,013	$ 1,017,917	$ 810,553	$ 625,780
All other assets	125,502	126,223	121,437	131,629	99,433
Total assets	$ 1,343,515	$ 1,176,236	$ 1,139,354	$ 942,182	$ 725,213
Total debt	$ 685,667	$ 506,979	$ 641,714	$ 532,130	$ 392,175
Other liabilities	183,374	171,047	159,889	144,602	122,691
Total liabilities	869,041	678,026	801,603	676,732	514,866
Shareholders' equity (B)	474,474	498,210	337,751	265,450	210,347
Total liabilities and shareholders' equity	$ 1,343,515	$ 1,176,236	$ 1,139,354	$ 942,182	$ 725,213

(A) 2006 includes $11.2 million of additional legal expenses related to an increase in our loss related to a class action lawsuit in the state of Missouri.

(B) No dividends were paid during the periods presented.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

Overview

We provide auto loans to consumers regardless of their credit history. Our product is offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

For the year ended December 31, 2010, consolidated net income was $170.1 million, or $5.67 per diluted share, compared to $146.3 million, or $4.62 per diluted share, for the same period in 2009 and $67.2 million, or $2.16 per diluted share, for the same period in 2008. The growth in 2010 consolidated net income was primarily due to (1) an increase in the size of our Loan portfolio and (2) an improvement in the performance of our Loan portfolio. The growth in 2009 consolidated net income was primarily due to (1) an improvement in the performance of our Loan portfolio, (2) higher yields on new Consumer Loan assignments, and (3) an increase in the size of our Loan portfolio.

Critical Success Factors

Critical success factors include our ability to access capital on acceptable terms, accurately forecast Consumer Loan performance, and maintain or grow Consumer Loan volume at the level and on the terms that we anticipate, with an objective to maximize economic profit. Economic profit is a financial metric we use to evaluate our financial results and determine incentive compensation. Economic profit measures how efficiently we utilize our total capital, both debt and equity, and is a function of the return on capital in excess of the cost of capital and the amount of capital invested in the business.

Access to Capital

Our strategy for accessing capital on acceptable terms needed to maintain and grow the business is to: (1) maintain consistent financial performance; (2) maintain modest financial leverage; and (3) maintain multiple funding sources. Our funded debt to equity ratio is 1.4:1 as of December 31, 2010. We currently utilize the following primary forms of debt financing: (1) a revolving secured line of credit with a commercial bank syndicate; (2) revolving secured warehouse facilities with institutional investors; (3) Term ABS financings with qualified institutional investors; and (4) Senior Notes.

Consumer Loan Performance

At the time the Consumer Loan is submitted to us for assignment, we forecast future expected cash flows from the Consumer Loan. Based on these forecasts, an advance or one-time purchase payment is made to the related Dealer-Partner at a price designed to achieve an acceptable return on capital. If Consumer Loan performance equals or exceeds our original expectation, it is likely our target return on capital will be achieved.

We use a statistical model to estimate the expected collection rate for each Consumer Loan at the time of assignment. We continue to evaluate the expected collection rate of each Consumer Loan subsequent to assignment. Our evaluation becomes more accurate as the Consumer Loans age, as we use actual performance data in our forecast. By comparing our current expected collection rate for each Consumer Loan with the rate we projected at the time of assignment, we are able to assess the accuracy of our initial forecast. The following table compares our forecast of Consumer Loan collection rates as of December 31, 2010, with the forecasts as of December 31, 2009, as of December 31, 2008, and at the time of assignment, segmented by year of assignment:

	Forecasted Collection Percentage as of				Variance in Forecasted Collection Percentage from		
Consumer Loan Assignment Year	December 31, 2010	December 31, 2009	December 31, 2008	Initial Forecast	December 31, 2009	December 31, 2008	Initial Forecast
2001	67.5%	67.5%	67.4%	70.4%	0.0%	0.1%	-2.9%
2002	70.5%	70.4%	70.4%	67.9%	0.1%	0.1%	2.6%
2003	73.7%	73.7%	73.8%	72.0%	0.0%	-0.1%	1.7%
2004	73.0%	73.1%	73.4%	73.0%	-0.1%	-0.4%	0.0%
2005	73.7%	73.7%	74.1%	74.0%	0.0%	-0.4%	-0.3%
2006	70.2%	70.3%	70.3%	71.4%	-0.1%	-0.1%	-1.2%
2007	67.9%	68.3%	67.9%	70.7%	-0.4%	0.0%	-2.8%
2008	69.9%	70.0%	67.9%	69.7%	-0.1%	2.0%	0.2%
2009	78.5%	75.6%	-	71.9%	2.9%	-	6.6%
2010	75.8%	-	-	73.6%	-	-	2.2%

Consumer Loans assigned in 2002, 2003, 2008, 2009 and 2010 have performed better than our initial expectations while Consumer Loans assigned in 2001, 2005, 2006 and 2007 have performed worse. During the year ended December 31, 2010, forecasted collection rates increased for Consumer Loans assigned in 2009 and 2010, decreased for 2007 Consumer Loan assignments, and were generally consistent with expectations at the start of the period for the other assignment years.

Forecasting collection rates precisely at Loan inception is difficult. With this in mind, we establish advance rates that are intended to allow us to achieve acceptable levels of profitability, even if collection rates are less than we currently forecast.

The following table presents forecasted Consumer Loan collection rates, advance rates, the spread (the forecasted collection rate less the advance rate), and the percentage of the forecasted collections that had been realized as of December 31, 2010. All amounts, unless otherwise noted, are presented as a percentage of the initial balance of the Consumer Loan (principal + interest). The table includes both Dealer Loans and Purchased Loans.

	As of December 31, 2010			
Consumer Loan Assignment Year	Forecasted Collection %	Advance %(1)	Spread %	% of Forecast Realized (2)
2001	67.5%	46.0%	21.5%	99.5%
2002	70.5%	42.2%	28.3%	99.3%
2003	73.7%	43.4%	30.3%	99.2%
2004	73.0%	44.0%	29.0%	98.9%
2005	73.7%	46.9%	26.8%	98.6%
2006	70.2%	46.6%	23.6%	97.1%
2007	67.9%	46.5%	21.4%	91.4%
2008	69.9%	44.6%	25.3%	77.6%
2009	78.5%	43.9%	34.6%	57.0%
2010	75.8%	44.7%	31.1%	18.6%

(1) Represents advances paid to Dealer-Partners on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealer-Partners to purchase Consumer Loans assigned under our Purchase Program as a percentage of the contractual amounts of the Consumer Loans. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

(2) Presented as a percentage of total forecasted collections.

The risk of a material change in our forecasted collection rate declines as the Consumer Loans age. For 2007 and prior Consumer Loan assignments, the risk of a material forecast variance is modest, as we have currently realized in excess of 90% of the expected collections. Conversely, the forecasted collection rates for more recent Consumer Loan assignments are less certain as a significant portion of our forecast has not been realized.

The spread between the forecasted collection rate and the advance rate declined during the 2004 through 2007 period as we increased advance rates during this period in response to a more difficult competitive environment. During 2008 and 2009, the spread increased as the competitive environment improved, and we reduced advance rates. In addition, during 2009, the spread was positively impacted by better than expected Consumer Loan performance. We increased advance rates during the last four months of 2009, the first quarter of 2010, and the fourth quarter of 2010. The decline in the spread for 2010 reflects these increases.

The following table presents forecasted Consumer Loan collection rates, advance rates, and the spread (the forecasted collection rate less the advance rate) as of December 31, 2010 for Dealer Loans and Purchased Loans separately. All amounts are presented as a percentage of the initial balance of the Consumer Loan (principal + interest).

	Consumer Loan Assignment Year	Forecasted Collection %	Advance % (1)	Spread %
Dealer Loans	2007	67.9%	45.8%	22.1%
	2008	70.5%	43.3%	27.2%
	2009	78.5%	43.5%	35.0%
	2010	75.7%	44.4%	31.3%
Purchased Loans	2007	68.0%	49.1%	18.9%
	2008	69.0%	46.7%	22.3%
	2009	78.4%	45.5%	32.9%
	2010	76.1%	47.1%	29.0%

(1) Represents advances paid to Dealer-Partners on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealer-Partners to purchase Consumer Loans assigned under our Purchase Program as a percentage of the contractual amounts of the Consumer Loans. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

The advance rates presented for each Consumer Loan assignment year change over time due to the impact of transfers between Dealer and Purchased Loans. Under our Portfolio Program, certain events may result in Dealer-Partners forfeiting their rights to Dealer Holdback. We transfer the Dealer-Partner's Consumer Loans from the Dealer Loan portfolio to the Purchased Loan portfolio in the period this forfeiture occurs.

Although the advance rate on Purchased Loans is higher as compared to the advance rate on Dealer Loans, Purchased Loans do not require us to pay Dealer Holdback.

Consumer Loan Volume

The following table summarizes changes in Consumer Loan assignment volume in each of the last 12 quarters as compared to the same period in the previous year:

	Year over Year Percent Change	
Three Months Ended	Unit Volume	Dollar Volume (1)
March 31, 2008	16.0%	23.0%
June 30, 2008	26.1%	40.1%
September 30, 2008	26.9%	21.5%
December 31, 2008	-13.4%	-27.5%
March 31, 2009	-13.0%	-28.9%
June 30, 2009	-16.2%	-33.5%
September 30, 2009	-5.7%	-13.0%
December 31, 2009	7.6%	5.9%
March 31, 2010	11.2%	21.6%
June 30, 2010	22.7%	42.2%
September 30, 2010	26.9%	51.5%
December 31, 2010	37.7%	66.9%

(1) Represents advances paid to Dealer-Partners on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealer-Partners to purchase Consumer Loans assigned under our Purchase Program. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

Consumer Loan assignment volumes depend on a number of factors including (1) the overall demand for our product, (2) the amount of capital available to fund new Loans and (3) our assessment of the volume that our infrastructure can support. Our pricing strategy is intended to maximize the amount of economic profit we generate, within the confines of capital and infrastructure constraints. Our success in renewing our debt facilities and securing additional financing during 2009 and 2010 positioned us to grow year over year unit volumes. During the last four months of 2009, the first quarter of 2010, and the fourth quarter of 2010, we increased advance rates, which had a positive impact on unit volumes. While the advance increases also reduced the return on capital we expect to earn on new assignments, we believe it is very likely the advance increases had a positive impact on economic profit. Unit volume for the one month ended January 31, 2011 increased by 35.8% as compared to the same period in 2010.

The following tables summarize the changes in Consumer Loan unit volume and active Dealer-Partners:

	For the Years Ended December 31,		
	2010	2009	% Change
Consumer Loan unit volume	136,813	111,029	23.2%
Active Dealer-Partners (1)	3,206	3,168	1.2%
Average volume per active Dealer-Partner	42.7	35.0	22.0%
Consumer Loan unit volume from Dealer-Partners active both periods	118,586	97,919	21.1%
Dealer-Partners active both periods	2,218	2,218	-
Average volume per Dealer-Partners active both periods	53.5	44.1	21.1%
Consumer Loan unit volume from new Dealer-Partners	17,023	18,789	-9.4%
New active Dealer-Partners (2)	926	1,055	-12.2%
Average volume per new active Dealer-Partners	18.4	17.8	3.4%
Attrition (3)	-11.8%	-16.7%	

	For the Years Ended December 31,		
	2009	2008	% Change
Consumer Loan unit volume	111,029	121,282	-8.5%
Active Dealer-Partners (1)	3,168	3,264	-2.9%
Average volume per active Dealer-Partner	35.0	37.2	-5.9%
Consumer Loan unit volume from Dealer-Partners active both periods	91,647	101,063	-9.3%
Dealer-Partners active both periods	2,075	2,075	-
Average volume per Dealer-Partners active both periods	44.2	48.7	-9.3%
Consumer Loan unit volume from new Dealer-Partners	18,789	21,659	-13.3%
New active Dealer-Partners (2)	1,055	1,202	-12.2%
Average volume per new active Dealer-Partners	17.8	18.0	-1.1%
Attrition (3)	-16.7%	-10.9%	

(1) Active Dealer-Partners are Dealer-Partners who have received funding for at least one Loan during the period.
(2) New active Dealer-Partners are Dealer-Partners who enrolled in our program and have received funding for their first Loan from us during the periods presented.
(3) Attrition is measured according to the following formula: decrease in Consumer Loan unit volume from Dealer-Partners who have received funding for at least one Loan during the comparable period of the prior year but did not receive funding for any Loans during the current period divided by prior year comparable period Consumer Loan unit volume.

Consumer Loans are assigned to us as either Dealer Loans through our Portfolio Program or Purchased Loans through our Purchase Program. The following table summarizes the portion of our Consumer Loan volume that was assigned to us as Dealer Loans:

	For the Years Ended December 31,		
	2010	**2009**	**2008**
New Dealer Loan unit volume as a percentage of total unit volume	90.9%	86.6%	70.2%
New Dealer Loan dollar volume as a percentage of total dollar volume (1)	88.7%	83.3%	64.4%

(1) Represents advances paid to Dealer-Partners on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealer-Partners to purchase Consumer Loans assigned under our Purchase Program. Payments of Dealer Holdback and accelerated Dealer Holdback are not included.

New Dealer Loan unit and dollar volume as a percentage of total unit and dollar volume increased during 2010 and 2009 due to pricing and program enrollment changes we implemented in order to increase the profitability of the Purchase Program.

As of December 31, 2010 and 2009, the net Dealer Loans receivable balance was 79.5% and 72.5%, respectively, of the total net Loans receivable balance.

Results of Operations

The following is a discussion of our results of operations and income statement data on a consolidated basis:

(Dollars in thousands, except per share data)	For the Years Ended December 31,			% Change	
	2010	2009	2008	2010 to 2009	2009 to 2008
Revenue:					
Finance charges	$ 388,050	$ 329,437	$ 286,823	17.8 %	14.9 %
Premiums earned	32,659	33,605	3,967	-2.8 %	747.1 %
Other income	21,426	17,622	21,396	21.6 %	-17.6 %
Total revenue	442,135	380,664	312,186	16.1 %	21.9 %
Costs and expenses:					
Salaries and wages	61,327	66,893	68,993	-8.3 %	-3.0 %
General and administrative	26,432	30,391	27,536	-13.0 %	10.4 %
Sales and marketing	19,661	14,808	16,776	32.8 %	-11.7 %
Provision for credit losses	10,037	(12,164)	46,029	182.5 %	-126.4 %
Interest	47,752	32,399	43,189	47.4 %	-25.0 %
Provision for claims	23,429	19,299	2,651	21.4 %	628.0 %
Total costs and expenses	188,638	151,626	205,174	24.4 %	-26.1 %
Income from continuing operations before provision for income taxes	253,497	229,038	107,012	10.7 %	114.0 %
Provision for income taxes	83,390	82,992	39,944	0.5 %	107.8 %
Income from continuing operations	170,107	146,046	67,068	16.5 %	117.8 %
Discontinued operations					
(Loss) gain from discontinued United Kingdom operations	(30)	137	307	-121.9 %	-55.4 %
(Credit) provision for income taxes	-	(72)	198	-100.0 %	-136.4 %
(Loss) gain from discontinued operations	(30)	209	109	-114.4 %	91.7 %
Net income	$ 170,077	$ 146,255	$ 67,177	16.3 %	117.7 %
Net income per share:					
Basic	$ 5.79	$ 4.78	$ 2.22		
Diluted	$ 5.67	$ 4.62	$ 2.16		
Income from continuing operations per share:					
Basic	$ 5.79	$ 4.77	$ 2.22		
Diluted	$ 5.67	$ 4.61	$ 2.16		
(Loss) gain from discontinued operations per share:					
Basic	$ -	$ 0.01	$ -		
Diluted	$ -	$ 0.01	$ -		
Weighted average shares outstanding:					
Basic	29,393	30,590	30,250		
Diluted	29,985	31,669	31,105		

Continuing Operations

The following table highlights changes in income from continuing operations for the year ended December 31, 2010, as compared to 2009:

(In thousands)	Change
Income from continuing operations for year ended December 31, 2009	$ 146,046
Increase in finance charges	58,613
Decrease in premiums earned	(946)
Increase in other income	3,804
Decrease in operating expenses (1)	4,672
Increase in provision for credit losses	(22,201)
Increase in interest	(15,353)
Increase in provision for claims	(4,130)
Increase in provision for income taxes	(398)
Income from continuing operations for year ended December 31, 2010	$ 170,107

(1) Operating expenses consist of salaries and wages, general and administrative, and sales and marketing expenses.

Finance Charges. For the year ended December 31, 2010, finance charges increased $58.6 million, or 17.8%, as compared to 2009. The increase was the result of an increase in the average yield on our Loan portfolio and an increase in the average net Loans receivable balance, as follows:

(Dollars in thousands)	For the Years Ended December 31,		
	2010	2009	Change
Average yield on our Loan portfolio	34.4%	31.5%	2.9%
Average net Loans receivable balance	$ 1,128,012	$ 1,046,378	$ 81,634

The following table summarizes the impact each component had on the increase in finance charges for the year ended December 31, 2010:

(In thousands) **Impact on finance charges:**	For the Year Ended December 31, 2010
Due to an increase in the average yield	$ 32,912
Due to an increase in the average net Loans receivable balance	25,701
Total increase in finance charges	$ 58,613

The increase in the average yield on our Loan portfolio for the year ended December 31, 2010 was due to improvements in forecasted collection rates on Loans assigned in 2009 and 2010 as well as higher yields on Consumer Loans assigned during the first quarter of 2010. The increase in the average net Loans receivable balance was primarily due to growth in new Loan volume throughout 2010.

Premiums Earned. For the year ended December 31, 2010, premiums earned decreased $0.9 million, or 2.8%, as compared to 2009. The decrease was primarily due to a decline in the size of our reinsurance portfolio, which resulted from the termination of our arrangement with one of our third party insurers during the fourth quarter of 2009. Prior to the fourth quarter of 2009, VSC Re reinsured vehicle service contracts that were underwritten by two of our three third party insurers. VSC Re currently reinsures vehicle service contracts that are underwritten by one of our two third party insurers.

Other Income. For the year ended December 31, 2010, other income increased $3.8 million, or 21.6%, as compared to 2009. The increase in other income was primarily a result of $3.4 million of income recognized during the second quarter of 2010 related to an arrangement with one of our third party vehicle service contract providers. This arrangement was discontinued in 2008 and no additional income is expected beyond the amount recognized to date. While we continue to generate income from vehicle service contracts, such amounts are captured through VSC Re and recorded over the life of the contracts as premiums earned less provision for claims.

Salaries and Wages. For the year ended December 31, 2010, salaries and wages decreased $5.6 million, or 8.3%, as compared to the same period in 2009. The decrease was primarily the result of:

- Reduced expenses related to stock compensation due to the timing of expense related to long-term incentive compensation;
- Reduced expenses related to information technology primarily due to an approximately 25% reduction in information technology headcount, partially offset by the expensing of internal information technology salaries during the third quarter of 2010 that were previously capitalized as software developed for internal use; and
- Reduced expenses related to collections primarily due to efficiencies realized through the implementation of strategic initiatives and fewer delinquent accounts which reduce the amount of collection effort.

These decreases were partially offset by increased expenses related to medical claims and an increase in our 401(k) matching contributions.

General and Administrative. For the year ended December 31, 2010, general and administrative expense decreased $4.0 million, or 13.0%, as compared to 2009. The decrease primarily resulted from (1) decreased legal costs, (2) decreased consulting fees primarily related to the Internal Revenue Service ("IRS") examination which is now complete, (3) decreased sales tax expense, and (4) decreased depreciation expense primarily related to a reduction in capital expenditures, partially offset by (5) increased consulting fees primarily related to the development of software.

Sales and Marketing. For the year ended December 31, 2010, sales and marketing expense increased $4.9 million, or 32.8%, as compared to the same period in 2009. The increase was due primarily to the expansion of our field sales force and increased sales commissions resulting from an increase in the commission per Consumer Loan assignment and an increase in the number of Consumer Loan assignments.

Provision for Credit Losses. For the year ended December 31, 2010, the provision for credit losses increased $22.2 million, or 182.5%, as compared to 2009. Under accounting principles generally accepted in the United States of America ("GAAP"), when forecasted future cash flows decline relative to the cash flows expected at the time of assignment, a provision for credit losses is recorded immediately as a current period expense and a corresponding allowance for credit losses is established. For purposes of calculating the required allowance, Dealer Loans are grouped by Dealer-Partner and Purchased Loans are grouped by month of purchase. As a result, regardless of the overall performance of the portfolio of Consumer Loans, a provision can be required if any individual Loan pool performs worse than expected. Conversely, a previously recorded provision can be reversed if any previously impaired individual Loan pool experiences an improvement in performance.

During the year ended December 31, 2010, overall Consumer Loan performance exceeded our expectations at the start of the period. However, impaired Loan pools within our portfolio experienced net declines in forecasted cash flows, resulting in provision for credit losses of $10.0 million for the year ended December 31, 2010. During the year ended December 31, 2009, overall Consumer Loan performance also exceeded our expectations at the start of the period. Consistent with the overall performance of the portfolio, impaired Loan pools experienced net improvements in forecasted cash flows, resulting in a reversal of provision for credit losses of $12.2 million for the year ended December 31, 2009.

Interest. For the year ended December 31, 2010, interest expense increased $15.4 million, or 47.4%, as compared to 2009. The following table shows interest expense, the average outstanding debt balance, and the pre-tax average cost of debt for the year ended December 31, 2010:

(Dollars in thousands)	For the Years Ended December 31,	
	2010	2009
Interest expense	$ 47,752	$ 32,399
Average outstanding debt balance	$ 581,074	$ 575,482
Pre-tax average cost of debt	8.2%	5.6%

For the year ended December 31, 2010, the increase in interest expense was primarily due to increases in our pre-tax average cost of debt due to the issuance of the Senior Notes during the first quarter of 2010 and higher average pricing on our revolving credit facilities.

Provision for Claims. For the year ended December 31, 2010, provision for claims increased $4.1 million, or 21.4%, as compared to 2009. The increase was due to an increase in claims paid per reinsured vehicle service contract, partially offset by a decline in the size of our reinsurance portfolio.

Provision for Income Taxes. For the year ended December 31, 2010, the effective tax rate decreased to 32.9%, from 36.2% compared to 2009. The decrease was primarily due to the reversal of reserves for uncertain tax positions and associated interest as a result of the completion of the IRS examination during the second quarter of 2010 and adjustments to our state tax liability.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table highlights changes for the year ended December 31, 2009, as compared to 2008:

(In thousands)	Change
Income from continuing operations for year ended December 31, 2008	$ 67,068
Increase in finance charges	42,614
Increase in premiums earned	29,638
Decrease in other income	(3,774)
Decrease in operating expenses (1)	1,213
Decrease in provision for credit losses	58,193
Decrease in interest	10,790
Increase in provision for claims	(16,648)
Increase in provision for income taxes	(43,048)
Income from continuing operations for year ended December 31, 2009	$ 146,046

(1) Operating expenses consist of salaries and wages, general and administrative, and sales and marketing expenses.

Finance Charges. For the year ended December 31, 2009, finance charges increased $42.6 million, or 14.9%, as compared to 2008. The increase was primarily the result of an increase in the average yield on our Loan portfolio and an increase in the average net Loans receivable balance:

(Dollars in thousands)	For the Years Ended December 31,		
	2009	2008	Change
Average yield on our Loan portfolio	31.5%	29.3%	2.2%
Average net Loans receivable balance	$ 1,046,378	$ 978,485	$ 67,893

The following table summarizes the impact each component had on the increase in finance charges for the year ended December 31, 2009:

(In thousands) **Impact on finance charges:**	**For the Year Ended December 31, 2009**	
Due to an increase in the average yield	$	22,712
Due to an increase in the average net Loans receivable balance		19,902
Total increase in finance charges	$	42,614

The increase in the average yield on our Loan portfolio resulted from pricing changes implemented during the first nine months of 2008, partially offset by pricing changes implemented during the fourth quarter of 2009, and an increase in forecasted collection rates during 2009. While new Loan dollar volume (advances paid to Dealer-Partners on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealer-Partners to purchase Consumer Loans assigned under our Purchase Program) during 2009 declined 21.2% from 2008, the average net Loans receivable balance for 2009 increased as cash paid to fund new Loans and Dealer Holdback payments exceeded principal collected on Loans receivable.

Premiums Earned. For the year ended December 31, 2009, premiums earned increased $29.6 million, or 747.1%, as compared to 2008. The increase was the result of our formation of VSC Re during the fourth quarter of 2008.

We formed VSC Re in order to enhance our control over and the security in the trust assets that are used to pay future vehicle service contract claims. Prior to October 31, 2009, VSC Re reinsured vehicle service contracts that were underwritten by two of our three third party insurers. Effective October 31, 2009, we terminated our arrangement with one of our three third party insurers. VSC Re currently reinsures vehicle service contracts that are underwritten by one of our two third party insurers. Premiums from the reinsurance of vehicle service contracts are recognized over the life of the policy in proportion to expected costs of servicing those contracts. Expected costs are determined based on historical claims experience. A provision for claims is recognized in the period the claims are incurred. The amount of income we earn from the vehicle service contracts over time is not impacted by the formation of VSC Re, as both before and after the formation, the income we recognize, excluding our commissions, is based on the amount by which vehicle service contract premiums exceed claims. However, the formation of VSC Re impacts the timing of income recognition and the income statement presentation.

Prior to the formation of VSC Re, our agreements with vehicle service contract TPAs allowed us to receive profit sharing payments depending upon the performance of the vehicle service contract programs. Profit sharing payments were received periodically, primarily during the first quarter of each year, and were recognized on a net basis (premiums earned less claims incurred) as other income in the period received.

Premiums earned for the year ended December 31, 2009 include $3.5 million of revenue related to a revision in our revenue recognition timing. We revised our revenue recognition timing in order to better match the timing with our expected costs of servicing those contracts.

Other Income. For the year ended December 31, 2009, other income decreased $3.8 million, or 17.6%, as compared to 2008. The decrease was primarily the result of:

- The formation of VSC Re, as discussed above, which eliminated the profit sharing arrangements related to vehicle service contracts, except for vehicle service contracts written prior to 2008 through one of the TPAs. For the year ended December 31, 2008, we earned $3.1 million related to vehicle service contract profit sharing payments compared to $0.1 million for the same period in 2009.
- Decreased interest income on restricted cash related to the secured financings due to a decrease in interest rates earned on cash investments relating to secured financing transactions and a decrease in the average outstanding balance. For the year ended December 31, 2008, we earned $1.4 million in interest income related to secured financings compared to $0.2 million for the same period in 2009.
- Decreased GAP profit sharing payments resulting from an increase in GAP claims paid as a percentage of premiums written. For the year ended December 31, 2008, we received $0.7 million in GAP profit sharing payments compared to $0.1 million for the same period in 2009.

Salaries and Wages. For the year ended December 31, 2009, salaries and wages expense decreased $2.1 million, or 3.0%, as compared to 2008. The decrease was primarily the result of:

- A decrease in expense related to Information Technology.
- An increased percentage of Loan underwriting costs being deferred due to an increase in Dealer Loan unit volume as a percentage of total unit volume. For Dealer Loans, certain underwriting costs are considered Dealer Loan origination costs and are deferred and expensed over the life of the Dealer Loan as an adjustment to finance charge revenue while, for Purchased Loans, all underwriting costs are expensed immediately. Since Dealer Loans represent a larger proportion of total unit volume during 2009 as compared to the same period in prior year, the deferral was higher for the year ended December 31, 2009, as compared to 2008.
- These items were partially offset by an increase of stock-based compensation expense primarily due to the grant of restricted stock awards during 2009.

General and Administrative. For the year ended December 31, 2009, general and administrative expense increased $2.9 million, or 10.4%, as compared to 2008 primarily resulting from (1) increased legal costs and (2) expenses related to the ongoing examination by the IRS.

Sales and Marketing. For the year ended December 31, 2009, sales and marketing expense decreased $2.0 million, or 11.7%, as compared to 2008. The decrease was primarily due to lower sales commissions reflecting a decrease of 8.5% in Consumer Loan unit volume for the year ended December 31, 2009 and the discontinuance of certain Dealer-Partner support programs and lower utilization of various other Dealer-Partner programs.

Provision for Credit Losses. For the year ended December 31, 2009, the provision for credit losses decreased $58.2 million, or 126.4%, as compared to 2008. The decrease was the result of an improvement in the performance of our Loan portfolio. During the year ended December 31, 2009, forecasted collection rates increased on previously impaired Loan pools and as a result, a portion of this increase was recognized as a reversal of previously recorded provision for credit losses. During the second quarter of 2008, as a result of lower than expected realized collection rates, we reduced estimated future net cash flows by $22.2 million, or 1.7% of the total undiscounted net cash flow stream expected from our Loan portfolio, which resulted in a provision for credit losses of $20.8 million. During the fourth quarter of 2008, we reduced estimated future net cash flows by an additional $9.5 million, or 0.7% of the total undiscounted net cash flow stream expected from our Loan portfolio. In addition, during the fourth quarter of 2008, we revised the estimated timing of future collections to reflect reduced prepayment expectations as a result of recent trends. The fourth quarter of 2008 forecast modifications resulted in a provision for credit losses of $10.6 million.

Interest. For the year ended December 31, 2009, interest expense decreased $10.8 million, or 25.0%, as compared to 2008. The following table shows interest expense, the average outstanding debt balance and the pre-tax average cost of debt for the years ended December 31, 2009 and 2008:

(Dollars in thousands)	For the Years Ended December 31,	
	2009	**2008**
Interest expense	$ 32,399	$ 43,189
Average outstanding debt balance	$ 575,482	$ 660,804
Pre-tax average cost of debt	5.6%	6.5%

For the year ended December 31, 2009, the decrease in interest expense was due to a reduction in the average outstanding debt balance and a reduction in our pre-tax average cost of debt due to reductions in market rates. The reductions in market rates were slightly offset by less favorable pricing on our revolving credit facilities.

Provision for Claims. For the year ended December 31, 2009, provision for claims increased $16.6 million, or 628.0%, as compared to 2008. The increase was the result of our formation of VSC Re during the fourth quarter of 2008 as discussed above in *Premiums Earned.*

Provision for Income Taxes. For the year ended December 31, 2009, the effective tax rate decreased to 36.2%, from 37.3% in 2008. The decrease was primarily due to the decrease in the reserve for uncertain tax positions recorded during the third and fourth quarters of 2009.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we review our accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP.

Our significant accounting policies are discussed in Note 2 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and involve a high degree of subjective or complex judgment, and the use of different estimates or assumptions could produce materially different financial results.

Finance Charge Revenue & Allowance for Credit Losses

Balance Sheet Captions:	Loans receivable Allowance for credit losses
Income Statement Captions:	Finance charges Provision for credit losses
Nature of Estimates Required:	Estimating the amount and timing of future collections and Dealer Holdback payments.
Assumptions and Approaches Used:	For accounting purposes, we are not considered to be an originator of Consumer Loans, but instead are considered to be a lender to our Dealer-Partners for Consumer Loans assigned under our Portfolio Program, and a purchaser of Consumer Loans assigned under our Purchase Program. As a result of this classification, our accounting policies for recognizing finance charge revenue and determining our allowance for credit losses may be different from other lenders in our market, who, based on their different business models, may be considered to be a direct lender to consumers for accounting purposes. For additional information regarding our classification as a lender to our Dealer-Partners for accounting purposes, see Note 1 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

We recognize finance charges under the interest method such that revenue is recognized on a level-yield basis based upon forecasted cash flows. For Dealer Loans, finance charge revenue and the allowance for credit losses are calculated after first aggregating Dealer Loans outstanding for each Dealer-Partner. For the same purpose, Purchased Loans are aggregated according to the month the Loan was purchased. An allowance for credit losses is maintained at an amount that reduces the net asset value (Loan balance less the allowance) to the value of forecasted future cash flows discounted at the yield established at the time of assignment. The discounted value of future cash flows is comprised of estimated future collections on the Loans, less any estimated Dealer Holdback payments related to Dealer Loans. We write off Loans once there are no forecasted future collections on any of the associated Consumer Loans.

Actual cash flows from any individual Dealer Loan or pool of Purchased Loans are often different than estimated cash flows at the time of assignment. If such difference is favorable, the difference is recognized prospectively into income over the remaining life of the Dealer Loan or pool of Purchased Loans through a yield adjustment. If such difference is unfavorable, a provision for credit losses is recorded immediately as a current period expense and a corresponding allowance for credit losses is established. Because differences between estimated cash flows at the time of assignment and actual cash flows occur often, an allowance is required for a significant portion of our Loan portfolio. An allowance for credit losses does not necessarily indicate that a Dealer Loan or pool of Purchased Loans is unprofitable, and in recent years, very seldom are cash flows from a Dealer Loan or pool of Purchased Loans insufficient to repay the initial amounts advanced or paid to the Dealer-Partner.

Future collections on Dealer and Purchased Loans are forecasted based on the historical performance of Consumer Loans with similar characteristics, adjusted for recent trends in payment patterns. Dealer Holdback is forecasted based on the expected future collections and current advance balance of each Dealer Loan.

Key Factors:

Variances in the amount and timing of future collections and Dealer Holdback payments from current estimates could materially impact earnings in future periods. A 1% decline in the forecasted future net cash flows on Loans as of December 31, 2010 would have reduced 2010 net income by approximately $3.7 million. For additional information regarding methodology changes and modifications to our forecast of future cash flows associated with Consumer Loans, see Note 4 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

Premiums Earned

Balance Sheet Caption:	Accounts payable and accrued liabilities
Income Statement Caption:	Premiums earned
Nature of Estimates Required:	Estimating the pattern of future claims on vehicle service contracts.
Assumptions and Approaches Used:	Premiums from the reinsurance of vehicle service contracts are recognized over the life of the policy in proportion to the expected costs of servicing those contracts. Expected costs are determined based on our historical claims experience. In developing our cost expectations, we stratify our historical claims experience into groupings based on contractual term, as this characteristic has led to different patterns of cost incurrence in the past. We will continue to update our analysis of historical costs under the vehicle service contract program as appropriate, including the consideration of other characteristics that may have led to different patterns of cost incurrence, and revise our revenue recognition timing for any changes in the pattern of our expected costs as they are identified. Premiums earned for the year ended December 31, 2009 include $3.5 million of revenue related to a revision in our revenue recognition timing. We revised our revenue recognition timing during the third quarter of 2009 in order to better match the timing with our expected costs of servicing those contracts.
Key Factors:	Variances in the pattern of future claims from our current estimates would impact the timing of premiums recognized in future periods. A 10% change in premiums earned for the year ended December 31, 2010 would have affected 2010 net income by approximately $2.1 million.

Stock-Based Compensation Expense

Balance Sheet Caption:	Paid-in capital
Income Statement Caption:	Salaries and Wages
Nature of Estimates Required:	Stock-based compensation expense is based on the fair value on the date the equity instrument is granted or awarded by us, and is recognized over the expected vesting period of the equity instrument. We also estimate expected forfeiture rates of restricted stock awards.
Assumptions and Approaches Used:	In recognizing restricted stock compensation expense, we make assumptions regarding the expected forfeiture rates of the restricted stock awards. We also make assumptions regarding the expected vesting dates of performance-based restricted stock awards. The fair value of restricted stock awards are estimated as if they were vested and issued on the grant date and are recognized over the expected vesting period of the restricted stock award. For additional information, see Notes 2 and 11 to the consolidated financial statements contained in Item 8 of this Form 10-K, which are incorporated herein by reference.
Key Factors:	Changes in the expected vesting dates of performance-based restricted stock awards and expected forfeiture rates would impact the amount and timing of stock-based compensation expense recognized in future periods. A 10% change in stock-based compensation expense for the year ended December 31, 2010 would have affected 2010 net income by approximately $0.3 million.

Litigation and Contingent Liabilities

Balance Sheet Caption:	Accounts payable and accrued liabilities
Income Statement Caption:	General and administrative expense
Nature of Estimates Required:	Estimating the likelihood of adverse legal judgments and any resulting damages owed.
Assumptions and Approaches Used:	With assistance from our legal counsel, we determine if the likelihood of an adverse judgment for various claims and litigation is remote, reasonably possible, or probable. To the extent we believe an adverse judgment is probable and the amount of the judgment is estimable, we recognize a liability. For information regarding the potential various claims against us, see Note 13 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.
Key Factors:	Negative variances in the ultimate disposition of claims and litigation outstanding from current estimates could result in additional expense in future periods.

Uncertain Tax Positions

Balance Sheet Captions:	Income taxes receivable Accounts payable and accrued liabilities
Income Statement Caption:	Provision for income taxes
Nature of Estimates Required:	Estimating the impact of an uncertain income tax position on the income tax return.
Assumptions and Approaches Used:	We follow a two-step approach for recognizing uncertain tax positions. First, we evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, for positions that we determine are more-likely-than-not to be sustained, we recognize the tax benefit as the largest benefit that has a greater than 50% likelihood of being sustained. We establish a liability for unrecognized tax benefits and related interest and penalties. We adjust this liability in the period in which an uncertain tax position is effectively settled, the statute of limitations expires for the relevant taxing authority to examine the tax position, or more information becomes available. On June 7, 2010, we reached a settlement with the IRS which concluded the examination of our federal income tax returns for 2004 through 2008 and closed the respective years. As a result of the settlement, we agreed to pay a total of $7.6 million in federal and state taxes and interest related to these years. The settlement includes $6.2 million of taxes that represent an acceleration of taxes already provided for in prior periods and the payment did not have an impact on our net income during the reporting periods. We also concluded that all 2004 through 2008 uncertain federal jurisdiction tax positions taken in previous periods are effectively settled and we recorded a reversal of corresponding accrued reserves and interest. This reversal had a favorable impact of $6.2 million (after-tax) on our net income for the year ended December 31, 2010. For additional information, see Note 10 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.
Key Factors:	To the extent we prevail in matters for which a liability has been established or are required to pay amounts in excess of our established liability, our effective income tax rate in future periods could be materially affected.

Liquidity and Capital Resources

We need capital to fund new Loans and pay Dealer Holdback. Our primary sources of capital are cash flows from operating activities, collections of Consumer Loans and borrowings under: (1) a revolving secured line of credit with a commercial bank syndicate; (2) revolving secured warehouse facilities with institutional investors; (3) Term ABS financings with qualified institutional investors; and (4) Senior Notes. There are various restrictive debt covenants for each financing arrangement and we are in compliance with those covenants as of December 31, 2010. For information regarding these financings and the covenants included in the related documents, see Note 7 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

During the first quarter of 2010, we issued $250.0 million aggregate principal amount of 9.125% First Priority Senior Notes. Concurrently with the issuance of the Senior Notes, we amended the agreements governing our revolving secured line of credit facility with a commercial bank syndicate to facilitate the issuance of the Senior Notes and future secured indebtedness. The net proceeds from the offering of the Senior Notes were used to repay all outstanding borrowings under our revolving secured line of credit facility and to repay all outstanding borrowings under our $325.0 million revolving secured warehouse facility, subject to our ability to reborrow in each case.

The Senior Notes were issued pursuant to an indenture, dated as of February 1, 2010 (the "Indenture"), among us, BVPP and Vehicle Remarketing Services, Inc. ("VRS"), as guarantors (the "Guarantors"), and U.S. Bank National Association, as trustee (the "Trustee"). The Senior Notes mature on February 1, 2017 and bear interest at a rate of 9.125% per annum, computed on the basis of 360-day year composed of twelve 30-day months and payable semi-annually on February 1 and August 1 of each year, beginning on August 1, 2010. The Senior Notes were issued at 97.495% of the aggregate principal amount for net proceeds of $243.7 million, representing a yield to maturity of 9.625%.

During the second quarter of 2010, we extended the maturity of the revolving secured line of credit facility with a commercial bank syndicate from June 23, 2011 to June 22, 2012. The interest rate on borrowings under the facility was changed from the prime rate plus 1.0% or the Eurodollar rate plus 2.75%, at the Company's option, to the prime rate plus 1.25% or the Eurodollar rate plus 2.25%, at the Company's option. The floor on the Eurodollar rate decreased from 1.50% to 0.75%. None of the financial covenants were modified.

Also during the second quarter of 2010, we extended the date on which our $325.0 million revolving secured warehouse facility will cease to revolve from August 23, 2010 to June 15, 2013. The interest rate on borrowings under the $325.0 million revolving secured warehouse facility was decreased from a floating rate equal to the commercial paper rate plus 5% to the commercial paper rate plus 3.5%. In addition, the agreement was modified to provide that in the event that the facility is not renewed and the borrower is in compliance with the terms and conditions of the agreement, any amounts outstanding will be repaid over time as the collections on the loans securing the facility are received.

During the second quarter of 2010, we commenced a tender offer to repurchase up to 4.0 million shares of our outstanding common stock at a price of $50.00 per share. Upon expiration of the tender offer during the third quarter of 2010, we repurchased 4.0 million common shares at a cost of $200.0 million, which included approximately 2.9 million shares beneficially owned by Donald A. Foss, our Chairman of the Board, and approximately 0.8 million shares beneficially owned by the trustee of certain grantor retained annuity trusts created by Mr. Foss. We financed the repurchase of our common stock in the tender offer by borrowing under our $170.0 million revolving secured line of credit facility and $325.0 million revolving secured warehouse facility.

During the third quarter of 2010, we extended the date on which our $75.0 million revolving secured warehouse facility will cease to revolve from August 31, 2011 to September 10, 2013. The maturity of the facility was also extended from August 31, 2012 to September 10, 2014. The interest rate on the facility was decreased from a floating rate equal to LIBOR plus 3.75% to LIBOR plus 3.0%. There were no other material changes to the terms of the facility.

During the third quarter of 2010, we increased the amount of the revolving secured line of credit facility from $150.0 million to $170.0 million.

During the fourth quarter of 2010, we completed a $100.5 million Term ABS financing which was used to repay outstanding indebtedness. The financing has an expected annualized cost of approximately 3.1% (including the initial purchaser's fees and other costs) and it will revolve for 24 months after which it will amortize based upon the cash flows on the contributed loans.

On February 9, 2011, we commenced a tender offer to purchase up to 1,904,761 shares of our common stock at a price of $65.625 per share. The tender offer is scheduled to expire at 5:00 p.m., Eastern Standard Time, on March 10, 2011, subject to our right to extend the offer. The tender offer is conditioned upon, among other things, consummation of the Debt Financing on terms reasonably satisfactory to us. We anticipate that we will obtain all of the funds necessary to purchase shares in the tender offer, and to pay related fees and expenses, through a combination of the proceeds of the Debt Financing and by borrowing under our $170.0 million revolving secured line of credit facility. The tender offer is being made pursuant to an offer to purchase issued in connection with the tender offer, and this Form 10-K is not an offer to purchase any of our shares of common stock.

Cash and cash equivalents increased to $3.8 million as of December 31, 2010 from $2.2 million as of December 31, 2009. During 2010, we (1) secured additional borrowing capacity with the issuance of Senior Notes and by increasing the amount of our revolving secured line of credit facility, and (2) extended the maturities of our revolving secured line of credit facility and revolving secured warehouse facilities. As a result of the increase in borrowing capacity and the extension of the maturities of our revolving credit facilities, we determined that not all the additional financing was needed to fund new Consumer Loan assignments, and used a portion of our borrowing capacity to repurchase $200.0 million of our common stock. As a result, our total balance sheet indebtedness increased to $685.7 million as of December 31, 2010 from $507.0 million as of December 31, 2009. We had over $340.0 million of available borrowing capacity as of December 31, 2010.

Restricted cash and cash equivalents decreased to $66.5 million as of December 31, 2010 from $82.5 million as of December 31, 2009. The following table summarizes restricted cash and cash equivalents:

(In thousands)	As of December 31,	
	2010	2009
Cash collections related to secured financings	$ 35,160	$ 42,115
Cash held in trusts for future vehicle service contract claims (1)	31,376	40,341
Total restricted cash and cash equivalents	$ 66,536	$ 82,456

(1) The unearned premium and claims reserve associated with the trusts are included in accounts payable and accrued liabilities in the consolidated balance sheets. As of December 31, 2010, the outstanding balance includes $31,246 related to VSC Re and $130 related to the remaining profit sharing trust. As of December 31, 2009, the outstanding balance includes $39,127 related to VSC Re and $1,214 related to the remaining profit sharing trust.

As of December 31, 2010 and 2009, restricted securities available for sale were $0.8 million and $3.1 million, respectively. Restricted securities available for sale consist of amounts held in accordance with vehicle service contract trust agreements.

Contractual Obligations

A summary of the total future contractual obligations requiring repayments as of December 31, 2010 is as follows:

(In thousands)	Payments Due by Period					
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Other
Long-term debt, including current maturities (1)	$691,323	$ 54,573	$ 325,976	$ 60,774	$ 250,000	$ -
Operating lease obligations	2,183	704	1,147	332	-	-
Purchase obligations (2)	937	586	351	-	-	-
Other future obligations (3)	7,815	-	-	-	-	7,815
Total contractual obligations (4)	$702,258	$ 55,863	$ 327,474	$ 61,106	$ 250,000	$ 7,815

(1) Long-term debt obligations included in the above table consist solely of principal repayments. The amounts are presented on a gross basis to exclude the unamortized debt discount of $5.7 million. We are also obligated to make interest payments at the applicable interest rates, as discussed in Note 7 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference. Based on the actual amounts outstanding under our revolving secured line of credit, our warehouse facilities, and our Senior Notes as of December 31, 2010, the forecasted amounts outstanding on all other debt and the actual interest rates in effect as of December 31, 2010, interest is expected to be approximately $37.0 million during 2011; $31.5 million during 2012; and $108.0 million during 2013 and thereafter.

(2) Purchase obligations consist primarily of contractual obligations related to our information system and facility needs.

(3) Other future obligations included in the above table consist solely of reserves for uncertain tax positions. Payments are contingent upon examination and would occur in the periods in which the uncertain tax positions are settled.

(4) We have contractual obligations to pay Dealer Holdback to our Dealer-Partners; however, as payments of Dealer Holdback are contingent upon the receipt of consumer payments and the repayment of advances, these obligations are excluded from the table above.

Based upon anticipated cash flows, management believes that cash flows from operations and its various financing alternatives will provide sufficient financing for debt maturities, including the Debt Financing and other borrowing incurred in connection with our announced tender offer, and for future operations. Our ability to borrow funds may be impacted by economic and financial market conditions. If the various financing alternatives were to become limited or unavailable to us, our operations and liquidity could be materially and adversely affected.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Market Risk

We are exposed primarily to market risks associated with movements in interest rates. Our policies and procedures prohibit the use of financial instruments for speculative purposes. A discussion of our accounting policies for derivative instruments is included in Note 2 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

Interest Rate Risk. We rely on various sources of financing, some of which contain floating rates of interest and expose us to risks associated with increases in interest rates. We manage such risk primarily by entering into interest rate cap and interest rate swap agreements.

As of December 31, 2010, we had $136.7 million of floating rate debt outstanding on our revolving secured line of credit, without interest rate protection. For every 1.0% increase in rates on our revolving secured line of credit, annual after-tax earnings would decrease by approximately $0.9 million, assuming we maintain a level amount of floating rate debt.

As of December 31, 2010, we had $49.1 million in floating rate debt outstanding under our $325.0 million revolving secured warehouse facility covered by an interest rate cap with a cap rate of 6.75% on the underlying benchmark rate. Based on the difference between the underlying benchmark rate on our $325.0 million revolving secured warehouse facility as of December 31, 2010 and the interest rate cap rate, our maximum interest rate risk on the $325:0 million revolving secured warehouse facility was 6.43%. This maximum interest rate risk would reduce annual after-tax earnings by approximately $2.0 million, assuming we maintain a level amount of floating rate debt.

As of December 31, 2010, we had $12.5 million in floating rate debt outstanding under our $75.0 million revolving secured warehouse facility covered by an interest rate cap with a cap rate of 6.75% on the underlying benchmark rate. Based on the difference between the underlying benchmark rate on our $75.0 million revolving secured warehouse facility as of December 31, 2010 and the interest rate cap rate, our maximum interest rate risk on the $75.0 million revolving secured warehouse facility was 6.50%. This maximum interest rate risk would reduce annual after-tax earnings by approximately $0.5 million, assuming we maintain a level amount of floating rate debt. Additionally, we had $2.5 million of floating rate debt outstanding on our $75.0 million revolving secured warehouse facility, without interest rate protection. Assuming we maintain a level amount of unprotected floating rate debt on our $75.0 million revolving secured warehouse facility, our annual after-tax earnings would decrease by a nominal amount for a 1.0% increase in the interest rate. The remaining $25.0 million in floating rate debt outstanding under our $75.0 million revolving secured warehouse facility has been converted into fixed rate debt by an interest rate swap, bearing an interest rate of 4.36%. The fair value of this interest rate swap is based on quoted prices for similar instruments in active markets, which are influenced by a number of factors, including interest rates, notional amount of the derivative, and number of months until maturity. We have designated this interest rate swap as a cash flow hedge. The effective portion of changes in the fair value of the swap is recorded in other comprehensive income, net of income taxes, and the ineffective portion of changes in fair value is recorded in interest expense. There has been no such ineffectiveness in the swap since the inception of the hedge through December 31, 2010.

New Accounting Pronouncements and Updates

See Note 2 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference, for information concerning the following new accounting pronouncements and updates and the impact of the implementation of these pronouncements and updates on our financial statements:

- Accounting for Transfers of Financial Assets
- Amendments to Financial Accounting Standards Board ("FASB") Interpretation No. 46(R)
- Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset
- Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses
- Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

Forward-Looking Statements

We make forward-looking statements in this report and may make such statements in future filings with the SEC. We may also make forward-looking statements in our press releases or other public or shareholder communications. Our forward-looking statements are subject to risks and uncertainties and include information about our expectations and possible or assumed future results of operations. When we use any of the words "may," "will," "should," "believe," "expect," "anticipate," "assume," "forecast," "estimate," "intend," "plan," "target" or similar expressions, we are making forward-looking statements.

We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all of our forward-looking statements. These forward-looking statements represent our outlook only as of the date of this report. While we believe that our forward-looking statements are reasonable, actual results could differ materially since the statements are based on our current expectations, which are subject to risks and uncertainties. Factors that might cause such a difference include, but are not limited to, the factors set forth under Item 1A of this Form 10-K, which is incorporated herein by reference, elsewhere in this report and the risks and uncertainties discussed in our other reports filed or furnished from time to time with the SEC.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by Item 7A is incorporated herein by reference from the information in Item 7 under the caption "Market Risk" in this Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of Credit Acceptance Corporation

We have audited the accompanying consolidated balance sheets of Credit Acceptance Corporation (a Michigan corporation) and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Credit Acceptance Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Credit Acceptance Corporation and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 24, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ GRANT THORNTON LLP

Southfield, Michigan
February 24, 2011

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of December 31, 2010	As of December 31, 2009
ASSETS:		
Cash and cash equivalents	$ 3,792	$ 2,170
Restricted cash and cash equivalents	66,536	82,456
Restricted securities available for sale	805	3,121
Loans receivable (including $9,031 and $12,674 from affiliates as of December 31, 2010 and December 31, 2009, respectively)	1,344,881	1,167,558
Allowance for credit losses	(126,868)	(117,545)
Loans receivable, net	1,218,013	1,050,013
Property and equipment, net	16,311	18,735
Income taxes receivable	12,002	3,956
Other assets	26,056	15,785
Total Assets	$1,343,515	$1,176,236
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Liabilities:		
Accounts payable and accrued liabilities	$ 75,297	$ 77,295
Line of credit	136,700	97,300
Secured financing	300,100	404,597
Mortgage note and capital lease obligations	4,523	5,082
Senior notes	244,344	-
Deferred income taxes, net	108,077	93,752
Total Liabilities	869,041	678,026
Commitments and Contingencies - See Note 13		
Shareholders' Equity:		
Preferred stock, $.01 par value, 1,000 shares authorized, none issued	-	-
Common stock, $.01 par value, 80,000 shares authorized, 27,304 and 31,038 shares issued and outstanding as of December 31, 2010 and December 31, 2009, respectively	273	311
Paid-in capital	30,985	24,370
Retained earnings	443,326	474,433
Accumulated other comprehensive loss, net of tax of $64 and $526 as of December 31, 2010 and December 31, 2009, respectively	(110)	(904)
Total Shareholders' Equity	474,474	498,210
Total Liabilities and Shareholders' Equity	$1,343,515	$1,176,236

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	For the Years Ended December 31,		
	2010	2009	2008
Revenue:			
Finance charges	$ 388,050	$ 329,437	$ 286,823
Premiums earned	32,659	33,605	3,967
Other income	21,426	17,622	21,396
Total revenue	442,135	380,664	312,186
Costs and expenses:			
Salaries and wages	61,327	66,893	68,993
General and administrative	26,432	30,391	27,536
Sales and marketing	19,661	14,808	16,776
Provision for credit losses	10,037	(12,164)	46,029
Interest	47,752	32,399	43,189
Provision for claims	23,429	19,299	2,651
Total costs and expenses	188,638	151,626	205,174
Income from continuing operations before provision for income taxes	253,497	229,038	107,012
Provision for income taxes	83,390	82,992	39,944
Income from continuing operations	170,107	146,046	67,068
Discontinued operations			
(Loss) gain from discontinued United Kingdom operations	(30)	137	307
(Credit) provision for income taxes	-	(72)	198
(Loss) gain from discontinued operations	(30)	209	109
Net income	$ 170,077	$ 146,255	$ 67,177
Net income per share:			
Basic	$ 5.79	$ 4.78	$ 2.22
Diluted	$ 5.67	$ 4.62	$ 2.16
Income from continuing operations per share:			
Basic	$ 5.79	$ 4.77	$ 2.22
Diluted	$ 5.67	$ 4.61	$ 2.16
(Loss) gain from discontinued operations per share:			
Basic	$ -	$ 0.01	$ -
Diluted	$ -	$ 0.01	$ -
Weighted average shares outstanding:			
Basic	29,393	30,590	30,250
Diluted	29,985	31,669	31,105

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Total Shareholders' Equity	Comprehensive Income	Common Stock Number	Common Stock Amount	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 2008	$ 265,450		30,241	$ 302	$ 4,134	$ 261,001	$ 13
Comprehensive income:							
Net income	67,177	$ 67,177	-	-	-	67,177	-
Other comprehensive income:							
Unrealized loss on interest rate swap, net of tax of $1,488	(2,580)	(2,580)	-	-	-	-	(2,580)
Unrealized gain on securities available for sale, net of tax of $(3)	5	5	-	-	-	-	5
Total comprehensive income		$ 64,602					-
Stock-based compensation	4,309		-	-	4,309	-	-
Restricted stock awards, net of forfeitures	-		64	1	(1)	-	-
Repurchase of common stock	(66)		(4)	-	(66)	-	-
Stock options exercised	2,375		306	3	2,372	-	-
Tax benefit for exercised stock options	1,081		-	-	1,081	-	-
Balance, December 31, 2008	337,751		30,607	306	11,829	328,178	(2,562)
Comprehensive income:							
Net income	146,255	$ 146,255	-	-	-	146,255	-
Other comprehensive income:							
Unrealized gain on interest rate swap, net of tax of $(957)	1,667	1,667	-	-	-	-	1,667
Unrealized loss on securities available for sale, net of tax of $5	(9)	(9)	-	-	-	-	(9)
Total comprehensive income		$ 147,913					-
Stock-based compensation	6,805		-	-	6,805	-	-
Restricted stock awards, net of forfeitures	-		103	-	-	-	-
Repurchase of common stock	(541)		(31)	-	(541)	-	-
Stock options exercised	1,941		359	5	1,936	-	-
Tax benefit for exercised stock options	4,341		-	-	4,341	-	-
Balance, December 31, 2009	498,210		31,038	311	24,370	474,433	(904)
Comprehensive income:							
Net income	170,077	$ 170,077	-	-	-	170,077	-
Other comprehensive income:							
Unrealized gain on interest rate swap, net of tax of $(466)	802	802	-	-	-	-	802
Unrealized loss on securities available for sale, net of tax of $4	(8)	(8)	-	-	-	-	(8)
Total comprehensive income		$ 170,871					-
Stock-based compensation	4,127		-	-	4,127	-	-
Restricted stock awards, net of forfeitures	-		13	-	-	-	-
Repurchase of common stock	(202,247)		(4,047)	(41)	(1,022)	(201,184)	-
Stock options exercised	2,903		300	3	2,900	-	-
Tax benefit for exercised stock options	610		-	-	610	-	-
Balance, December 31, 2010	$ 474,474		27,304	$ 273	$ 30,985	$ 443,326	$ (110)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	For the Years Ended December 31, 2010	2009	2008
Cash Flows From Operating Activities:			
Net income	$ 170,077	$ 146,255	$ 67,177
Adjustments to reconcile cash provided by operating activities:			
Provision for credit losses	10,037	(12,164)	46,029
Depreciation and amortization	11,080	9,660	9,606
Loss on retirement of property and equipment	65	100	74
Loss on impairment of software	1,362	-	-
Provision for deferred income taxes	13,863	17,740	11,777
Stock-based compensation	4,127	6,805	4,309
Change in operating assets and liabilities:			
(Decrease) increase in accounts payable and accrued liabilities	(730)	(4,029)	46
(Increase) decrease in income taxes receivable / (decrease) increase in income taxes payable	(8,046)	(4,837)	21,593
(Increase) decrease in other assets	(1,137)	831	(781)
Net cash provided by operating activities	200,698	160,361	159,830
Cash Flows From Investing Activities:			
Decrease (increase) in restricted cash and cash equivalents	15,920	(2,123)	(6,231)
Purchases of restricted securities available for sale	(1,063)	(1,451)	(1,514)
Proceeds from sale of restricted securities available for sale	2,111	-	373
Maturities of restricted securities available for sale	1,256	1,661	1,094
Principal collected on Loans receivable	785,947	661,246	610,029
Advances to Dealer-Partners	(786,909)	(516,093)	(506,070)
Purchases of Consumer Loans	(100,430)	(103,283)	(280,326)
Accelerated payments of Dealer Holdback	(32,629)	(17,372)	(18,426)
Payments of Dealer Holdback	(44,220)	(44,269)	(58,503)
Net decrease (increase) in other loans	207	(152)	(120)
Purchases of property and equipment	(3,440)	(2,925)	(6,341)
Net cash used in investing activities	(163,250)	(24,761)	(266,035)
Cash Flows From Financing Activities:			
Borrowings under line of credit	1,097,900	630,900	809,700
Repayments under line of credit	(1,058,500)	(594,900)	(784,700)
Proceeds from secured financing	327,700	397,000	605,700
Repayments of secured financing	(432,197)	(566,578)	(519,590)
Principal payments under mortgage note and capital lease obligations	(559)	(1,157)	(1,526)
Proceeds from sale of senior notes	243,738	-	-
Payments of debt issuance costs	(15,171)	(7,581)	(4,350)
Repurchase of common stock	(202,247)	(541)	(66)
Proceeds from stock options exercised	2,903	1,941	2,375
Tax benefits from stock-based compensation plans	610	4,341	1,081
Net cash (used in) provided by financing activities	(35,823)	(136,575)	108,624
Effect of exchange rate changes on cash	(3)	(9)	23
Net increase (decrease) in cash and cash equivalents	1,622	(984)	2,442
Cash and cash equivalents, beginning of period	2,170	3,154	712
Cash and cash equivalents, end of period	$ 3,792	$ 2,170	$ 3,154
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the period for interest	$ 42,548	$ 27,559	$ 38,991
Cash paid during the period for income taxes	$ 81,750	$ 67,563	$ 3,681

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Principal Business. Since 1972, Credit Acceptance Corporation (referred to as the "Company", "Credit Acceptance", "we", "our" or "us") has provided auto loans to consumers, regardless of their credit history. Our product is offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

We refer to dealers who participate in our programs and who share our commitment to changing consumers' lives as "Dealer-Partners". Upon enrollment in our financing programs, the Dealer-Partner enters into a dealer servicing agreement with us that defines the legal relationship between Credit Acceptance and the Dealer-Partner. The dealer servicing agreement assigns the responsibilities for administering, servicing, and collecting the amounts due on retail installment contracts (referred to as "Consumer Loans") from the Dealer-Partner to us. We are an indirect lender from a legal perspective, meaning the Consumer Loan is originated by the Dealer-Partner and assigned to us.

We have two programs: the Portfolio Program and the Purchase Program. Under the Portfolio Program, we advance money to Dealer-Partners (referred to as a "Dealer Loan") in exchange for the right to service the underlying Consumer Loans. Under the Purchase Program, we buy the Consumer Loans from the Dealer-Partners (referred to as a "Purchased Loan") and keep all amounts collected from the consumer. Dealer Loans and Purchased Loans are collectively referred to as "Loans". The following table shows the percentage of Consumer Loans assigned to us based on unit volumes under each of the programs for each of the last 12 quarters:

Quarter Ended	Portfolio Program	Purchase Program
March 31, 2008	70.2%	29.8%
June 30, 2008	65.4%	34.6%
September 30, 2008	69.2%	30.8%
December 31, 2008	78.2%	21.8%
March 31, 2009	82.3%	17.7%
June 30, 2009	86.0%	14.0%
September 30, 2009	89.0%	11.0%
December 31, 2009	90.8%	9.2%
March 31, 2010	90.9%	9.1%
June 30, 2010	90.5%	9.5%
September 30, 2010	90.5%	9.5%
December 31, 2010	91.8%	8.2%

Portfolio Program

As payment for the vehicle, the Dealer-Partner generally receives the following:

- a down payment from the consumer;
- a non-recourse cash payment ("advance") from us; and
- after the advance has been recovered by us, the cash from payments made on the Consumer Loan, net of certain collection costs and our servicing fee ("Dealer Holdback").

1. DESCRIPTION OF BUSINESS – (Continued)

We record the amount advanced to the Dealer-Partner as a Dealer Loan, which is classified within Loans receivable in our consolidated balance sheets. Cash advanced to Dealer-Partners is automatically assigned to the originating Dealer-Partner's open pool of advances. We require Dealer-Partners to group advances into pools of at least 100 Consumer Loans. At the Dealer-Partner's option, a pool containing at least 100 Consumer Loans can be closed and subsequent advances assigned to a new pool. All advances within a Dealer-Partner's pool are secured by the future collections on the related Consumer Loans assigned to the pool. For Dealer-Partners with more than one pool, the pools are cross-collateralized so the performance of other pools is considered in determining eligibility for Dealer Holdback. We perfect our security interest in the Dealer Loans by taking possession of the Consumer Loans, which list us as lien holder on the vehicle title.

The dealer servicing agreement provides that collections received by us during a calendar month on Consumer Loans assigned by a Dealer-Partner are applied on a pool-by-pool basis as follows:

- First, to reimburse us for certain collection costs;
- Second, to pay us our servicing fee, which generally equals 20% of collections;
- Third, to reduce the aggregate advance balance and to pay any other amounts due from the Dealer-Partner to us; and
- Fourth, to the Dealer-Partner as payment of Dealer Holdback.

If the collections on Consumer Loans from a Dealer-Partner's pool are not sufficient to repay the advance balance and any other amounts due to us, the Dealer-Partner will not receive Dealer Holdback.

Dealer-Partners have an opportunity to receive an accelerated Dealer Holdback payment at the time a pool of 100 or more Consumer Loans is closed. The amount paid to the Dealer-Partner is calculated using a formula that considers the forecasted collections and the advance balance on the closed pool.

Since typically the combination of the advance and the consumer's down payment provides the Dealer-Partner with a cash profit at the time of sale, the Dealer-Partner's risk in the Consumer Loan is limited. We cannot demand repayment of the advance from the Dealer-Partner except in the event the Dealer-Partner is in default of the dealer servicing agreement. Advances are made only after the consumer and Dealer-Partner have signed a Consumer Loan contract, we have received the original Consumer Loan contract and supporting documentation, and we have approved all of the related stipulations for funding. The Dealer-Partner can also opt to repurchase Consumer Loans that have been assigned to us under the Portfolio Program, at their discretion, for a fee.

For accounting purposes, the transactions described under the Portfolio Program are not considered to be loans to consumers. Instead, our accounting reflects that of a lender to the Dealer-Partner. The classification as a Dealer Loan for accounting purposes is primarily a result of (1) the Dealer-Partner's financial interest in the Consumer Loan and (2) certain elements of our legal relationship with the Dealer-Partner.

Purchase Program

The Purchase Program differs from our Portfolio Program in that the Dealer-Partner receives a one-time payment from us at the time of assignment to purchase the Consumer Loan instead of a cash advance at the time of assignment and future Dealer Holdback payments. New Purchase Loan unit and dollar volume as a percentage of total unit and dollar volume decreased during 2010 and 2009 due to pricing and program enrollment changes we implemented in order to increase the profitability of the Purchase Program. For accounting purposes, the transactions described under the Purchase Program are considered to be originated by the Dealer-Partner and then purchased by us.

1. DESCRIPTION OF BUSINESS – (Concluded)

Program Enrollment

Dealer-Partners that enroll in our programs have two enrollment options available to them. The first enrollment option allows Dealer-Partners to assign Consumer Loans under the Portfolio Program and requires payment of an upfront, one-time fee of $9,850. The second enrollment option, which became effective September 1, 2009, allows Dealer-Partners to assign Consumer Loans under the Portfolio Program and requires payment of an upfront, one-time fee of $1,950 and an agreement to allow us to keep 50% of their first accelerated Dealer Holdback payment. Prior to September 1, 2009, we offered Dealer-Partners an enrollment option that allowed us to keep 50% of their first accelerated Dealer Holdback payment with no upfront fee. For all Dealer-Partners enrolling in our program after August 31, 2008, access to the Purchase Program is typically only granted after the first accelerated Dealer Holdback payment has been made under the Portfolio Program.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include our accounts and our wholly-owned subsidiaries. All significant intercompany transactions have been eliminated. Our primary subsidiaries as of December 31, 2010 are: Buyer's Vehicle Protection Plan, Inc. ("BVPP"), Vehicle Remarketing Services, Inc. ("VRS"), VSC Re Company ("VSC Re"), CAC Warehouse Funding Corp. II, CAC Warehouse Funding III, LLC, Credit Acceptance Funding LLC 2009-1, and Credit Acceptance Funding LLC 2010-1.

Business Segment Information

We currently operate in one reportable segment which represents our core business of offering auto loans, and related products and services to consumers through our network of Dealer-Partners. For information regarding our reportable segment and related entity-wide disclosures, see Note 12 to the consolidated financial statements.

Discontinued Operations

Effective June 30, 2003, we stopped originating Consumer Loans in the United Kingdom and we sold the remainder of the portfolio on December 30, 2005. The United Kingdom business was formally dissolved in 2010. The results for the United Kingdom business are reported as a discontinued operation in the consolidated statements of income for all periods presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounts which are subject to significant estimation include the allowance for credit losses, finance charge revenue, premiums earned, stock-based compensation expense, contingencies, and uncertain tax positions. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of readily marketable securities with original maturities at the date of acquisition of three months or less.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents decreased to $66.5 million as of December 31, 2010 from $82.5 million as of December 31, 2009. The following table summarizes restricted cash and cash equivalents:

(In thousands)	As of December 31, 2010	As of December 31, 2009
Cash collections related to secured financings	$ 35,160	$ 42,115
Cash held in trusts for future vehicle service contract claims (1)	31,376	40,341
Total restricted cash and cash equivalents	$ 66,536	$ 82,456

(1) The unearned premium and claims reserve associated with the trusts are included in accounts payable and accrued liabilities in the consolidated balance sheets. As of December 31, 2010, the outstanding balance includes $31,246 related to VSC Re and $130 related to the remaining profit sharing trust. As of December 31, 2009, the outstanding balance includes $39,127 related to VSC Re and $1,214 related to the remaining profit sharing trust.

Restricted Securities Available for Sale

Restricted securities available for sale consist of amounts held in accordance with vehicle service contract trust agreements. We determine the appropriate classification of our investments in debt securities at the time of purchase and reevaluate such determinations at each balance sheet date. Debt securities for which we do not have the intent or ability to hold to maturity are classified as available for sale, and stated at fair value with unrealized gains and losses, net of income taxes included in the determination of comprehensive income and reported as a component of shareholders' equity.

Restricted securities available for sale consisted of the following:

(In thousands)	As of December 31, 2010			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
US Government and agency securities	$ 298	$ 3	$ -	$ 301
Corporate bonds	504	5	(5)	504
Total restricted securities available for sale	$ 802	$ 8	$ (5)	$ 805

	As of December 31, 2009			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
US Government and agency securities	$ 726	$ 18	$ (2)	$ 742
Corporate bonds	2,381	7	(9)	2,379
Total restricted securities available for sale	$ 3,107	$ 25	$ (11)	$ 3,121

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

The cost and estimated fair values of debt securities by contractual maturity were as follows (securities with multiple maturity dates are classified in the period of final maturity). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In thousands)	As of December 31,			
	2010		2009	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Contractual Maturity				
Within one year	$ 499	$ 496	$ 1,486	$ 1,495
Over one year to five years	303	309	1,621	1,626
Total restricted securities available for sale	$ 802	$ 805	$ 3,107	$ 3,121

Finance Charges

Finance charges is comprised of: (1) servicing fees earned as a result of servicing Consumer Loans assigned to us by Dealer-Partners under the Portfolio Program; (2) finance charge income from Purchased Loans; (3) fees earned from our third party ancillary product offerings; (4) monthly program fees charged to Dealer-Partners under the Portfolio Program; and (5) fees associated with certain Loans. We recognize finance charges under the interest method such that revenue is recognized on a level-yield basis based upon forecasted cash flows. For Dealer Loans only, certain direct origination costs such as salaries and credit reports are deferred and the net costs are recognized as an adjustment to finance charges over the life of the related Dealer Loan on a level-yield basis.

We provide Dealer-Partners the ability to offer vehicle service contracts to consumers. A vehicle service contract provides the consumer protection by paying for the repair or replacement of certain components of the vehicle in the event of a mechanical failure. BVPP, our wholly-owned subsidiary, has relationships with third party administrators ("TPAs") whereby the TPAs process claims on vehicle service contracts that are underwritten by third party insurers. BVPP receives a commission for all vehicle service contracts sold by our Dealer-Partners when the vehicle is financed by us. The commission is included in the retail price of the vehicle service contract which is added to the Consumer Loan. We provide Dealer-Partners with an additional advance based on the retail price of the vehicle service contract. We recognize our commission from the vehicle service contracts as part of finance charges on a level-yield basis based upon forecasted cash flows. We bear the risk of loss for claims on certain vehicle service contracts that are reinsured by us. Effective January 1, 2010, the commission received by BVPP increased due to a change in our relationship with the TPAs. Prior to 2010, we relied on the TPAs to market their vehicle service contracts to our Dealer-Partners. Effective January 1, 2010, we now market the vehicle service contracts directly to our Dealer-Partners.

BVPP also has a relationship with a TPA that allows Dealer-Partners to offer a Guaranteed Asset Protection ("GAP") product to consumers whereby the TPA processes claims that are underwritten by a third party insurer. GAP provides the consumer protection by paying the difference between the loan balance and the amount covered by the consumer's insurance policy in the event of a total loss of the vehicle due to severe damage or theft. We receive a commission for all GAP contracts sold by our Dealer-Partners when the vehicle is financed by us, and do not bear any risk of loss for claims. The commission is included in the retail price of the GAP contract which is added to the Consumer Loan. We provide Dealer-Partners with an additional advance based on the retail price of the GAP contract. We recognize our commission from the GAP contracts as part of finance charges on a level-yield basis based upon forecasted cash flows.

Program fees represent monthly fees of $599 charged to Dealer-Partners for access to our Credit Approval Processing System ("CAPS"); administration, servicing and collection services offered by us; documentation related to or affecting our program; and all tangible and intangible property owned by Credit Acceptance. We charge a monthly fee of $599 to Dealer-Partners participating in our Portfolio Program and we collect it from future Dealer Holdback payments. As a result, we record program fees under the Portfolio Program as a yield adjustment, recognizing these fees as finance charge revenue over the forecasted net cash flows of the Dealer Loan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Reinsurance

During the fourth quarter of 2008, we formed VSC Re, our wholly-owned subsidiary that is engaged in the business of reinsuring coverage under vehicle service contracts sold to consumers by Dealer-Partners on vehicles financed by us. Prior to October 31, 2009, VSC Re reinsured vehicle service contracts that were underwritten by two of our three third party insurers. Effective October 31, 2009, we terminated our arrangement with one of our three third party insurers. VSC Re currently reinsures vehicle service contracts that are underwritten by one of our two third party insurers. Vehicle service contract premiums, which represent the selling price of the vehicle service contract to the consumer, less commissions and certain administrative costs, are contributed to trust accounts controlled by VSC Re. These premiums are used to fund claims covered under the vehicle service contracts. VSC Re is a bankruptcy remote entity. As such, our exposure to fund claims is limited to the trust assets controlled by VSC Re and our net investment in VSC Re. We formed VSC Re in order to enhance our control and security of the trust assets that are used to pay future vehicle service contract claims. The amount of income we earn from the vehicle service contracts over time is not impacted by the formation of VSC Re, as both before and after the formation, the income we recognize, excluding our commissions, is based on the amount by which vehicle service contract premiums exceed claims. The only change in our risk associated with adverse claims experience relates to our net investment in VSC Re, which is now at risk in the event claims exceed premiums. Under the prior structure, our risk was limited to the amount of premiums contributed to the trusts.

Premiums from the reinsurance of vehicle service contracts are recognized over the life of the policy in proportion to expected costs of servicing those contracts. Expected costs are determined based on our historical claims experience. Claims are expensed through a provision for claims in the period the claim was incurred. Capitalized acquisition costs are comprised of premium taxes and are amortized as general and administrative expense over the life of the contracts in proportion to premiums earned. A summary of reinsurance activity is as follows:

(In thousands)	For the Years Ended December 31,		
	2010	2009	2008
Net assumed written premiums	$ 34,461	$ 29,100	$ 27,485
Net premiums earned	32,659	33,597	3,895
Provision for claims	23,429	19,300	2,654
Amortization of capitalized acquisition costs	763	737	81

We are considered the primary beneficiary of the trusts and as a result, the trusts have been consolidated on our balance sheet. The trust assets and related reinsurance liabilities are as follows:

(In thousands)		As of December 31,	
	Balance Sheet location	2010	2009
Trust assets	Restricted cash and cash equivalents	$ 31,246	$ 39,127
Unearned premium	Accounts payable and accrued liabilities	24,757	22,955
Claims reserve (1)	Accounts payable and accrued liabilities	1,029	965

(1) The claims reserve is estimated based on historical claims experience.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Prior to the formation of VSC Re, our agreements with two of our vehicle service contract TPAs allowed us to receive profit sharing payments depending upon the performance of the vehicle service contract programs. The agreements also required that vehicle service contract premiums be placed in trust accounts. Funds in the trust accounts were utilized by the TPA to pay claims on the vehicle service contracts. Upon the formation of VSC Re during the fourth quarter of 2008, the unearned premiums on the majority of the vehicle service contracts that had been written through these two TPAs were ceded to VSC Re along with any related trust assets. Vehicle service contracts written prior to 2008 through one of the TPAs remain under this profit sharing arrangement. Profit sharing payments, if any, on the vehicle service contracts are distributed to us periodically after the term of the vehicle service contracts have substantially expired provided certain loss rates are met. We are considered the primary beneficiary of the remaining trust and as a result, the assets of the trust and the related liabilities have been consolidated on our balance sheet. As of December 31, 2010 and 2009, the remaining trust had $0.9 million and $4.3 million, respectively, in assets available to pay claims. As of December 31, 2010, there was a nominal related claims reserve and as of December 31, 2009, there was a related claims reserve of $3.5 million. The trust assets are included in restricted cash and cash equivalents and restricted securities available for sale. The claims reserve is included in accounts payable and accrued liabilities in the consolidated balance sheets. A third party insures claims in excess of funds in the trust account.

Our determination to consolidate the VSC Re trusts and the remaining profit sharing trust was based on the following:

- First, we determined that the trusts qualified as variable interest entities. The trusts have insufficient equity at risk as no parties to the trusts were required to contribute assets that provide them with any ownership interest.
- Next, we determined that we have variable interests in the trusts. We have a residual interest in the assets of the trusts, which is variable in nature, given that it increases or decreases based upon the actual loss experience of the related service contracts. In addition, VSC Re is required to absorb any losses in excess of the trusts' assets.
- Next, we evaluated the purpose and design of the trusts. The primary purpose of the trusts is to provide TPAs with funds to pay claims on vehicle service contracts and to accumulate and provide us with proceeds from investment income and residual funds.
- Finally, we determined that we are the primary beneficiary of the trusts. We control the amount of premium written and placed in the trusts through Consumer Loan assignments under our Programs, which is the activity that most significantly impacts the economic performance of the trusts. We have the right to receive benefits from the trusts that could potentially be significant. In addition, VSC Re has the obligation to absorb losses of the trusts that could potentially be significant.

Other Income

Other income consists of the following:

(In thousands)	For the Years Ended December 31,		
	2010	2009	2008
Dealer support products and services	$ 7,184	$ 7,011	$ 6,630
Marketing income	5,798	6,276	4,198
Vehicle service contract and GAP profit sharing income	4,083	228	3,738
Dealer enrollment fees	2,743	1,943	1,905
Interest income	108	394	2,019
Other	1,510	1,770	2,906
Total	$ 21,426	$ 17,622	$ 21,396

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Dealer support products and services revenue primarily consists of remarketing fees retained from the sale of repossessed vehicles by VRS, our wholly-owned subsidiary that is responsible for remarketing vehicles for Credit Acceptance. VRS coordinates vehicle repossessions with a nationwide network of repossession agents, the redemption of the vehicle by the consumer, or the sale of the vehicle through a nationwide network of vehicle auctions. VRS recognizes income from the retained fees at the time of the sale and does not retain a fee if a repossessed vehicle is redeemed by the consumer prior to the sale. Dealer support products and services revenue also includes income from products and services provided to Dealer-Partners to assist with their vehicle inventory and is recognized in the period the service is provided.

Marketing income primarily consists of payments received on a monthly basis from vendors that process payments. We recognize marketing income in the period the services are provided. Marketing income also includes fees we receive from third parties for providing Dealer-Partners in certain states the ability to purchase Global Positioning Systems ("GPS") with Starter Interrupt Devices ("SID"). Through this program, Dealer-Partners can install a GPS-based SID ("GPS-SID") on vehicles financed by us that can be activated if the consumer fails to make payments on their account, and can result in the prompt repossession of the vehicle. Dealer-Partners purchase the GPS-SID directly from third parties and the third parties pay us a marketing fee for each device sold. GPS-SID revenue is recognized when the unit is sold and installed in the consumer's vehicle.

Dealer enrollment fees include fees from Dealer-Partners that enroll in our programs under our two enrollment options. The first enrollment option requires payment of an upfront, one-time fee of $9,850. A portion of this fee is considered to be dealer support products and services revenue. The remaining portion of this fee is considered to be a dealer enrollment fee, which is amortized on a straight-line basis over the estimated life of the Dealer-Partner relationship. The second enrollment option requires payment of an upfront, one-time fee of $1,950 and an agreement to allow us to keep 50% of their first accelerated Dealer Holdback payment. For Dealer-Partners that choose the second enrollment option, the entire upfront fee is considered to be dealer support products and services revenue and the 50% portion of the first accelerated Dealer Holdback payment is considered to be a dealer enrollment fee. Under this option, we do not recognize any dealer enrollment fees until the Dealer-Partner has met the eligibility requirements to receive an accelerated Dealer Holdback payment and the amount of the first payment, if any, has been calculated. Once the accelerated Dealer Holdback payment has been calculated, we defer the 50% portion that we keep and recognize it on a straight-line basis over the remaining estimated life of the Dealer-Partner relationship.

Interest income primarily includes income on restricted cash relating to collections on securitized Loans and vehicle service contract trust accounts and is recognized in the period earned.

Vehicle service contract and GAP profit sharing income is from payments received from TPAs based upon the performance of vehicle service contracts and GAP products provided by BVPP. The formation of VSC Re eliminated the profit sharing arrangements related to vehicle service contracts, except for vehicle service contracts written prior to 2008 through one of the TPAs. Profit sharing payments from the TPAs are received periodically during the year, if eligible. Profit sharing payments are currently not estimable and therefore, revenue related to these payments is recognized in the period the payments are received.

Loans Receivable and Allowance for Credit Losses

Consumer Loan Assignment. For accounting purposes, a Consumer Loan is considered to have been assigned to us after all of the following has occurred:

- the consumer and Dealer-Partner have signed a Consumer Loan contract;
- we have received the original Consumer Loan contract and supporting documentation;
- we have approved all of the related stipulations for funding; and
- we have provided funding to the Dealer-Partner in the form of either an advance under the Portfolio Program or one-time purchase payment under the Purchase Program.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Portfolio Segments and Classes: We are considered to be a lender to our Dealer-Partners for Consumer Loans assigned under our Portfolio Program and a purchaser of Consumer Loans assigned under our Purchase Program. As a result, our Loan portfolio consists of two portfolio segments: Dealer Loans and Purchased Loans. We have only one class of Consumer Loans assigned under our programs, which are retail installment contracts with deteriorated credit quality that were originated by Dealer-Partners to finance consumer purchases of vehicles and related ancillary products.

Dealer Loans. Amounts advanced to Dealer-Partners for Consumer Loans assigned under the Portfolio Program are recorded as Dealer Loans and are aggregated by Dealer-Partner for purposes of recognizing revenue and evaluating impairment. We account for Dealer Loans in a manner consistent with loans acquired with deteriorated credit quality. The outstanding balance of each Dealer Loan included in Loans receivable is comprised of the following:

- the aggregate amount of all cash advances paid;
- finance charges;
- Dealer Holdback payments;
- accelerated Dealer Holdback payments; and
- recoveries.

Less:
- collections (net of certain collection costs); and
- write-offs.

An allowance for credit losses is maintained at an amount that reduces the net asset value (Dealer Loan balance less the allowance) to the value of forecasted future cash flows discounted at the yield established at the time of assignment. This allowance calculation is completed for each individual Dealer-Partner. The discounted value of future cash flows is comprised of estimated future collections on the Consumer Loans, less any estimated Dealer Holdback payments. We write off Dealer Loans once there are no forecasted future collections on any of the associated Consumer Loans, which generally occurs 120 months after the last Consumer Loan assignment.

Future collections on Dealer Loans are forecasted based on the historical performance of Consumer Loans with similar characteristics, adjusted for recent trends in payment patterns. Dealer Holdback is forecasted based on the expected future collections and current advance balance of each Dealer Loan. Cash flows from any individual Dealer Loan are often different than estimated cash flows at the time of assignment. If such difference is favorable, the difference is recognized prospectively into income over the remaining life of the Dealer Loan through a yield adjustment. If such difference is unfavorable, a provision for credit losses is recorded immediately as a current period expense and a corresponding allowance for credit losses is established. Because differences between estimated cash flows at the time of assignment and actual cash flows occur often, an allowance is required for a significant portion of our Dealer Loan portfolio. An allowance for credit losses does not necessarily indicate that a Dealer Loan is unprofitable, and in recent years, very seldom are cash flows from a Dealer Loan insufficient to repay the initial amounts advanced to the Dealer-Partner.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Purchased Loans. Amounts paid to Dealer-Partners for Consumer Loans assigned under the Purchase Program are recorded as Purchased Loans and are aggregated into pools based on the month of purchase for purposes of recognizing revenue and evaluating impairment. We account for Purchased Loans as loans acquired with deteriorated credit quality. The outstanding balance of each Purchased Loan pool included in Loans receivable is comprised of the following:

- the aggregate amount of all amounts paid during the month of purchase to purchase Consumer Loans from Dealer-Partners;
- finance charges; and
- recoveries.

Less:
- collections (net of certain collection costs); and
- write-offs.

An allowance for credit losses is maintained at an amount that reduces the net asset value (Purchased Loan pool balance less the allowance) to the value of forecasted future cash flows discounted at the yield established at the time of assignment. This allowance calculation is completed for each individual pool of Purchased Loans. The discounted value of future cash flows is comprised of estimated future collections on the pool of Purchased Loans. We write off pools of Purchased Loans once there are no forecasted future collections on any of the Purchased Loans included in the pool, which generally occurs 120 months after the month of purchase.

Future collections on Purchased Loans are forecasted based on the historical performance of Consumer Loans with similar characteristics, adjusted for recent trends in payment patterns. Cash flows from any individual pool of Purchased Loans are often different than estimated cash flows at the time of assignment. If such difference is favorable, the difference is recognized prospectively into income over the remaining life of the pool of Purchased Loans through a yield adjustment. If such difference is unfavorable, a provision for credit losses is recorded immediately as a current period expense and a corresponding allowance for credit losses is established.

Credit Risk: Substantially all of the Consumer Loans assigned to us are made to individuals with impaired or limited credit histories or higher debt-to-income ratios than are permitted by traditional lenders. Consumer Loans made to these individuals generally entail a higher risk of delinquency, default and repossession and higher losses than loans made to consumers with better credit. Since most of our revenue and cash flows are generated from these Consumer Loans, our ability to accurately forecast Consumer Loan performance is critical to our business and financial results. At the time the Consumer Loan is submitted to us for assignment, we forecast future expected cash flows from the Consumer Loan. Based on these forecasts, an advance or one-time purchase payment is made to the related Dealer-Partner at a price designed to achieve an acceptable return on capital. We use a statistical model that considers a number of credit quality indicators to estimate the expected collection rate for each Consumer Loan at the time of assignment. Since all known, significant credit quality indicators have already been factored into our forecasts and pricing, we are not able to use any credit quality indicators to predict or explain variances in actual performance from our initial expectations. Any variances in performance from our initial expectations are the result of Consumer Loans performing differently than historical Consumer Loans with similar characteristics.

When overall forecasted collection rates underperform our initial expectations for certain Consumer Loan assignment periods, the decline in forecasted collections has a more adverse impact on Purchased Loans than Dealer Loans. For Purchased Loans, the decline in forecasted collections is absorbed entirely by us. For Dealer Loans, the decline in the forecasted collections is substantially offset by a decline in forecasted payments of Dealer Holdback.

Forecast Methodology Changes and Modifications. For the years ended December 31, 2010 and 2009, we did not make any methodology changes or significant modifications to our forecasts of future collections on Consumer Loans. For the year ended December 31, 2008, we implemented a new forecasting methodology and made significant modifications to our forecasts of future collections on Consumer Loans, which are described more fully in Note 4 to the consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Property and Equipment

Purchases of property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Estimated useful lives are generally as follows: buildings – 40 years, building improvements – 10 years, data processing equipment – 3 years, software – 5 years, office furniture and equipment – 7 years, and leasehold improvements – the lesser of the lease term or 7 years. The cost of assets sold or retired and the related accumulated depreciation are removed from the balance sheet at the time of disposition and any resulting gain or loss is included in operations. Maintenance, repairs and minor replacements are charged to operations as incurred; major replacements and improvements are capitalized. We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Costs incurred during the application development stage of software developed for internal use are capitalized and generally amortized on a straight-line basis over five years. Costs incurred to maintain existing product offerings are expensed as incurred. For additional information regarding our property and equipment, see Note 6 to the consolidated financial statements.

Deferred Debt Issuance Costs

As of December 31, 2010 and 2009, deferred debt issuance costs were $15.6 million and $6.4 million, respectively, and are included in other assets in the consolidated balance sheets. Expenses associated with the issuance of debt instruments are capitalized and amortized as interest expense over the term of the debt instrument using the effective interest method for term secured financings and senior notes and the straight-line method for lines of credit and revolving secured financings.

Income Taxes

Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

We follow a two-step approach for recognizing uncertain tax positions. First, we evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, for positions that we determine are more-likely-than-not to be sustained, we recognize the tax benefit as the largest benefit that has a greater than 50% likelihood of being sustained. We establish a liability for unrecognized tax benefits and related interest and penalties. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. We recognize interest and penalties related to uncertain tax positions in the provision for income taxes. For additional information regarding our income taxes, see Note 10 to the consolidated financial statements.

Derivative and Hedging Instruments

We rely on various sources of financing, some of which contain floating rates of interest and expose us to risks associated with increases in interest rates. We manage such risk primarily by entering into interest rate cap and interest rate swap agreements ("derivative instruments").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

For derivative instruments that are designated and qualify as hedging instruments, we formally document all relationships between the hedging instruments and hedged items, as well as their risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as cash flow hedges to specific assets and liabilities on the balance sheet. We also formally assess (both at the hedge's inception and on a quarterly basis) whether the derivative instruments that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivative instruments may be expected to remain highly effective in the future periods. The effective portion of changes in the fair value of the derivative instruments is recorded in other comprehensive income, net of income taxes. When it is determined that a derivative instrument is not (or has ceased to be) highly effective as a hedge, we would discontinue hedge accounting prospectively and the ineffective portion of changes in fair value would be recorded in interest expense.

For derivative instruments not designated as hedges, changes in the fair value of these agreements increase or decrease interest expense.

We recognize derivative instruments as either other assets or accounts payable and accrued liabilities on our consolidated balance sheets.

For additional information regarding our derivative and hedging instruments, see Note 8 to the consolidated financial statements.

Stock Compensation Plans

We apply a fair-value-based measurement method in accounting for stock-based payment transactions with team members. We recognize stock-based compensation expense over the requisite service period of the grant as salaries and wages expense. As of December 31, 2010, we have three stock-based compensation plans for team members and non-employee directors, which are described more fully in Note 11 to the consolidated financial statements.

Employee Benefit Plan

We sponsor a 401(k) plan that covers substantially all of our team members. We offer matching contributions to the 401(k) plan based on each enrolled team members' eligible annual gross pay (subject to statutory limitations). Effective January 1, 2010, the maximum employer contribution rate was increased to 3.5 percent up from the 3.0 percent maximum employer contribution rate offered during January 1, 2009 to December 31, 2009. Prior to January 1, 2009, the maximum matching employer contribution amount was $1,250 for each enrolled team member. For the years ended December 31, 2010, 2009 and 2008, we recognized compensation expense of $1.4 million, $1.0 million, and $0.5 million, respectively, for our matching contributions to the plan.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were $0.1 million for the year ended December 31, 2010. There were nominal advertising expenses for the year ended December 31, 2009 and advertising expenses were $0.4 million for the year ended December 31, 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

New Accounting Pronouncements and Updates

Accounting for Transfers of Financial Assets. In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 166, "Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140" ("SFAS 166"). SFAS 166 was incorporated into the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") through Accounting Standards Update ("ASU") No. 2009-16 and is intended to improve the information provided in financial statements about the transfer of financial assets and the effects of the transfer on financial position and performance, and cash flows for transfers occurring on or after the effective date. The adoption on January 1, 2010 did not have a material impact on our consolidated financial statements.

Amendments to FASB Interpretation No. 46(R). In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167"). SFAS 167 was incorporated into the FASB ASC through ASU No. 2009-17 and is intended to improve financial reporting related to variable interest entities. The adoption on January 1, 2010 did not have a material impact on our consolidated financial statements, but expanded our disclosures.

Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset. In April 2010, the FASB incorporated ASU No. 2010-18 into the FASB ASC. ASU No. 2010-18 is intended to improve comparability by eliminating diversity in practice about the treatment of modifications of loans accounted for within pools under FASB ASC 310-30. Additionally, the amendments clarify guidance about maintaining the integrity of a pool as the unit of accounting for acquired loans with credit deterioration. ASU No. 2010-18 is effective prospectively for modifications of loans accounted for within pools under FASB ASC 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. Early application is permitted. The guidance within ASU No. 2010-18 is consistent with how we have historically accounted for our Loan portfolio; therefore, adoption of this guidance on July 1, 2010 had no impact on our consolidated financial statements.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. In July 2010, the FASB issued ASU No. 2010-20 which amends Topic 310 (Receivables). ASU 2010-20 was intended to provide additional information to assist financial statement users in assessing an entity's credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period were effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, comparative disclosures are provided for those reporting periods ending after initial adoption. While ASU 2010-20 did not have a material impact on our consolidated financial statements, it expanded our disclosures related to Loans Receivable and Allowance for Credit Losses.

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. In October, 2010, the FASB issued ASU No. 2010-26, which amends Topic 944 (Financial Services – Insurance). ASU No. 2010-26 is intended to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. The amendments specify which costs incurred in the acquisition of new and renewal contracts should be capitalized. ASU No. 2010-26 is effective for fiscal years beginning after December 15, 2011. While the guidance in this ASU is required to be applied prospectively upon adoption, retrospective application is also permitted (to all prior periods presented). Early adoption is also permitted, but only at the beginning of an entity's annual reporting period. The adoption of guidance within ASU No. 2010-26 beginning on January 1, 2012 is not expected to have a material impact on our consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Concluded)

Reclassification

Certain amounts for prior periods have been reclassified to conform to the current presentation. We have changed the presentation of our consolidated statement of cash flows to reflect the increased significance of debt issuance costs during the current period. Under our current presentation, payments of debt issuance costs are presented as a separate financing activity and the related amortization is presented within operating activities as depreciation and amortization. Under our previous presentation, payments of debt issuance costs and the related amortization were presented as a net change in other assets within operating activities. We have also changed the presentation of our consolidated statement of cash flows to present advances to Dealer-Partners and accelerated payments of Dealer Holdback as separate investing activities. Under our previous presentation, advances to Dealer-Partners and accelerated payments of Dealer Holdback were presented as a combined investing activity.

Subsequent Events

We have evaluated events and transactions occurring subsequent to the consolidated balance sheet date of December 31, 2010, for items that could potentially be recognized or disclosed in these financial statements. For additional information regarding subsequent events, see Note 14 of these consolidated financial statements.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate their value.

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents. The carrying amount of cash and cash equivalents and restricted cash and cash equivalents approximate their fair value due to the short maturity of these instruments.

Restricted Securities Available for Sale. Restricted securities consist of amounts held in trusts by TPAs to pay claims on vehicle service contracts. Securities for which we do not have the intent or ability to hold to maturity are classified as available for sale and stated at fair value. The fair value of restricted securities are based on quoted market values.

Net Investment in Loans Receivable. Loans receivable, net represents our net investment in Consumer Loans. The fair value is determined by calculating the present value of future Loan payment inflows and Dealer Holdback outflows estimated by us utilizing a discount rate comparable with the rate used to calculate our allowance for credit losses.

Derivative Instruments. The fair value of interest rate caps and interest rate swaps are based on quoted prices for similar instruments in active markets, which are influenced by a number of factors, including interest rates, notional amount of the derivative, and number of months until maturity.

Liabilities. The fair value of debt is determined using quoted market prices, if available, or calculated using the estimated value of each debt instrument based on current rates offered to us for debt with similar maturities.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS – (Concluded)

A comparison of the carrying value and estimated fair value of these financial instruments is as follows:

(In thousands)	As of December 31,			
	2010		2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets				
Cash and cash equivalents	$ 3,792	$ 3,792	$ 2,170	$ 2,170
Restricted cash and cash equivalents	66,536	66,536	82,456	82,456
Restricted securities available for sale	805	805	3,121	3,121
Net investment in Loans receivable	1,218,013	1,224,830	1,050,013	1,056,059
Derivative instruments	56	56	82	82
Liabilities				
Line of credit	$ 136,700	$ 136,700	$ 97,300	$ 97,300
Secured financing	300,100	302,377	404,597	404,725
Mortgage note	4,523	4,523	4,744	4,757
Senior notes	244,344	261,250	-	-
Derivative instruments	176	176	1,445	1,445

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We group assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates or assumptions that market participants would use in pricing the asset or liability.

The following table provides the fair value measurements of applicable assets and liabilities, measured at fair value on a recurring basis, as of December 31, 2010 and 2009:

(In thousands)	As of December 31, 2010			As of December 31, 2009		
	Level 1	Level 2	Total Fair Value	Level 1	Level 2	Total Fair Value
Assets						
Restricted securities available for sale	$ 805	$ -	$ 805	$ 3,121	$ -	$ 3,121
Derivative instruments	-	56	56	-	82	82
Liabilities						
Derivative instruments	$ -	$ 176	$ 176	$ -	$ 1,445	$ 1,445

4. LOANS RECEIVABLE

Loans receivable consists of the following:

(In thousands)

	As of December 31, 2010		
	Dealer Loans	Purchased Loans	Total
Loans receivable	$ 1,082,039	$ 262,842	$ 1,344,881
Allowance for credit losses	(113,227)	(13,641)	(126,868)
Loans receivable, net	$ 968,812	$ 249,201	$ 1,218,013

	As of December 31, 2009		
	Dealer Loans	Purchased Loans	Total
Loans receivable	$ 869,603	$ 297,955	$ 1,167,558
Allowance for credit losses	(108,792)	(8,753)	(117,545)
Loans receivable, net	$ 760,811	$ 289,202	$ 1,050,013

A summary of changes in Loans receivable is as follows:

(In thousands)

	For the Year Ended December 31, 2010		
	Dealer Loans	Purchased Loans	Total
Balance, beginning of period	$ 869,603	$ 297,955	$1,167,558
New Consumer Loan assignments (1)	786,909	100,430	887,339
Principal collected on Loans receivable	(632,616)	(153,331)	(785,947)
Accelerated Dealer Holdback payments	32,629	-	32,629
Dealer Holdback payments	44,220	-	44,220
Transfers (2)	(17,807)	17,807	-
Write-offs	(3,043)	(143)	(3,186)
Recoveries	2,318	124	2,442
Net change in other loans	(207)	-	(207)
Currency translation	33	-	33
Balance, end of period	$ 1,082,039	$ 262,842	$1,344,881

(In thousands)

	For the Year Ended December 31, 2009		
	Dealer Loans	Purchased Loans	Total
Balance, beginning of period	$ 823,567	$ 325,185	$1,148,752
New Consumer Loan assignments (1)	516,093	103,283	619,376
Principal collected on Loans receivable	(515,847)	(145,399)	(661,246)
Accelerated Dealer Holdback payments	17,372	-	17,372
Dealer Holdback payments	44,269	-	44,269
Transfers (2)	(14,935)	14,935	-
Write-offs	(4,234)	(95)	(4,329)
Recoveries	2,996	46	3,042
Net change in other loans	152	-	152
Currency translation	170	-	170
Balance, end of period	$ 869,603	$ 297,955	$1,167,558

4. LOANS RECEIVABLE – (Continued)

(In thousands)	For the Year Ended December 31, 2008		
	Dealer Loans	Purchased Loans	Total
Balance, beginning of period	$ 804,245	$ 140,453	$ 944,698
New Consumer Loan assignments (1)	506,070	280,326	786,396
Principal collected on Loans receivable	(506,600)	(103,429)	(610,029)
Accelerated Dealer Holdback payments	18,426	-	18,426
Dealer Holdback payments	58,503	-	58,503
Transfers (2)	(7,953)	7,953	-
Write-offs	(48,966)	(146)	(49,112)
Recoveries	-	28	28
Net change in other loans	120	-	120
Currency translation	(278)	-	(278)
Balance, end of period	$ 823,567	$ 325,185	$1,148,752

(1) The Dealer Loans amount represents advances paid to Dealer-Partners on Consumer Loans assigned under our Portfolio Program. The Purchased Loans amount represents one-time payments made to Dealer-Partners to purchase Consumer Loans assigned under our Purchase Program.

(2) Under our Portfolio Program, certain events may result in Dealer-Partners forfeiting their rights to Dealer Holdback. We transfer the Dealer-Partner's outstanding Dealer Loan balance to Purchased Loans in the period this forfeiture occurs.

A summary of changes in the allowance for credit losses is as follows:

(In thousands)	For the Year Ended December 31, 2010		
	Dealer Loans	Purchased Loans	Total
Balance, beginning of period	$ 108,792	$ 8,753	$ 117,545
Provision for credit losses	5,130	4,907	10,037
Write-offs	(3,043)	(143)	(3,186)
Recoveries	2,318	124	2,442
Currency translation	30	-	30
Balance, end of period	$ 113,227	$ 13,641	$ 126,868

	For the Year Ended December 31, 2009		
	Dealer Loans	Purchased Loans	Total
Balance, beginning of period	$ 113,831	$ 17,004	$ 130,835
Provision for credit losses	(3,962)	(8,202)	(12,164)
Write-offs	(4,234)	(95)	(4,329)
Recoveries	2,996	46	3,042
Currency translation	161	-	161
Balance, end of period	$ 108,792	$ 8,753	$ 117,545

	For the Year Ended December 31, 2008		
	Dealer Loans	Purchased Loans	Total
Balance, beginning of period	$ 133,201	$ 944	$ 134,145
Provision for credit losses	29,851	16,178	46,029
Write-offs	(48,966)	(146)	(49,112)
Recoveries	-	28	28
Currency translation	(255)	-	(255)
Balance, end of period	$ 113,831	$ 17,004	$ 130,835

4. LOANS RECEIVABLE – (Concluded)

Forecast Methodology Changes and Modifications. For the years ended December 31, 2010 and 2009, while we experienced improvements in forecasted collection rates, we did not make any methodology changes or significant modifications to our forecasts of future collections on Consumer Loans. During the first quarter of 2008, we implemented a new methodology for forecasting future collections on Consumer Loans. The new methodology increased the dollar amount of overall forecasted collections by 0.3%. While the new methodology produces overall collection rates that are very similar to those produced by the prior methodology, the new methodology utilizes a more sophisticated approach which allows us to expand the number of variables on which the forecast is based. As a result, we believe the new forecast improves the precision of our estimates in two respects: (i) the new forecast is believed to be more accurate when applied to a smaller group of Consumer Loans, which allows us to forecast more accurately at the dealer pool level and more precisely measure the performance of specific segments of our portfolio and (ii) the new forecast is believed to be more sensitive to changes in Consumer Loan performance and will allow us to react more quickly to changes in Consumer Loan performance. Implementation of the new methodology resulted in a reversal of $3.4 million in provision for credit losses on Dealer Loans as higher forecasted collections reduced the amount of Loan impairment. In conjunction with our implementation of the new forecasting methodology, we reevaluated our forecast of future collections on old, fully-reserved Dealer Loans. As a result, we wrote off $22.7 million of Dealer Loans and the related allowance for credit losses as we were no longer forecasting any future collections on these Dealer Loans. This write-off had no impact on net income for the first quarter of 2008 as all of these Dealer Loans were fully-reserved.

Our forecast of future collections prior to the second quarter of 2008 assumed that Consumer Loans within our current portfolio would produce similar collection rates as produced by historical Consumer Loans with the same attributes. During the second quarter of 2008, actual collection rates were less than our forecast, and the economic environment began to deteriorate. As a result, we modified our forecast to assume that Consumer Loans assigned during 2006, 2007 and 2008 would perform 100 to 300 basis points lower than historical Consumer Loans with the same attributes. As a result, we reduced our estimate of future cash flows by $22.2 million, or 1.7% of the total undiscounted cash flow stream expected from our Loan portfolio. Of the total reduction, $20.8 million was recorded as provision for credit losses during the second quarter of 2008, of which $15.5 million and $5.3 million were related to Dealer Loans and Purchased Loans, respectively. We did not modify our forecast related to 2005 and prior Consumer Loans as these Consumer Loans continued to perform as expected.

During the fourth quarter of 2008, we again realized lower than expected collection rates and as a result implemented an additional modification to our forecasting methodology. This modification reduced estimated future net cash flows by $9.5 million, or 0.7% of the total undiscounted cash flow stream expected from our Loan portfolio. The adjustment impacted only Consumer Loans assigned during the fourth quarter of 2007 and during 2008. Forecasted collection rates on Consumer Loans assigned on or before September 30, 2007 were not modified as collection results during the fourth quarter of 2008 were consistent with our expectations. In addition, during the fourth quarter of 2008, we revised the estimated timing of future collections to reflect declining trends in Consumer Loan prepayments. During 2008, we experienced a reduction in prepayments, which typically result from payoffs that occur when consumers reestablish a positive credit history, trade-in their vehicle, and finance another vehicle purchase with a more traditional auto loan. As the availability of traditional financing was curtailed during this period as a result of economic conditions, prepayment rates had declined. As a result of these forecast modifications, we recognized a provision for credit losses of $10.6 million during the fourth quarter of 2008, of which $4.3 million and $6.3 million were related to Dealer Loans and Purchased Loans, respectively.

5. LEASED PROPERTIES

We lease office space and office equipment. We expect that in the normal course of business, leases will be renewed or replaced by other leases. Total rental expense from continuing operations on all operating leases was $1.0 million, $1.3 million and $1.0 million for 2010, 2009 and 2008, respectively. Contingent rentals under the operating leases were insignificant. Our total minimum future lease commitments under operating leases as of December 31, 2010 are as follows:

(In thousands)

Year		Minimum Future Lease Commitments
2011	$	704
2012		654
2013		493
2014		332
2015		-
Thereafter		-
Total	$	2,183

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

(In thousands)	As of December 31, 2010	As of December 31, 2009
Land and land improvements	$ 2,251	$ 2,251
Building and improvements	11,843	11,790
Data processing equipment and software	33,536	34,765
Office furniture and equipment	2,941	2,937
Leasehold improvements	111	111
Total property and equipment	50,682	51,854
Less:		
Accumulated depreciation on property and equipment	(34,371)	(30,581)
Accumulated depreciation on capital leased assets	-	(2,538)
Total accumulated depreciation	(34,371)	(33,119)
Total property and equipment, net	$ 16,311	$ 18,735

Our capital leased assets included in property and equipment were zero and $2.7 million as of December 31, 2010 and 2009, respectively. Depreciation expense on property and equipment, including capital leased assets, was $4.4 million, $5.1 million, and $5.3 million for the years ended December 31, 2010, 2009, and 2008, respectively.

For the years ended December 31, 2010, 2009 and 2008, we capitalized software developed for internal use of $1.9 million, $1.0 million, and $3.4 million, respectively. As of December 31, 2010 and 2009, capitalized software costs, net of accumulated depreciation, totaled $2.9 million and $4.1 million, respectively.

During 2010, we determined that we would no longer use certain components of software that we were developing for internal use. As a result, the costs we had previously capitalized related to these software components were considered impaired. We recognized impairment of $1.4 million for the year ended December 31, 2010, of which $0.7 million was included in salaries and wages expense and $0.7 million was included in general and administrative expense.

7. DEBT

We currently utilize the following primary forms of debt financing: (1) a revolving secured line of credit with a commercial bank syndicate; (2) revolving secured warehouse facilities with institutional investors; (3) asset-backed secured financings ("Term ABS") with qualified institutional investors; and (4) Senior Secured Notes due 2017 issued pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended ("Senior Notes"). General information for each of our financing transactions in place as of December 31, 2010 is as follows:

(Dollars in thousands)

Financings	Wholly-owned Subsidiary	Issue Number	Close Date	Maturity Date	Financing Amount	Interest Rate as of December 31, 2010
Revolving Secured Line of Credit	n/a	n/a	June 9, 2010	June 22, 2012	$170,000	At our option, either the Eurodollar rate plus 225 basis points or the prime rate plus 125 basis points
Revolving Secured Warehouse Facility (1)	CAC Warehouse Funding Corp. II	2003-2	June 16, 2010	June 15, 2013 (2)	$325,000	Commercial paper rate plus 350 basis points or LIBOR plus 450 basis points (4) (5)
Revolving Secured Warehouse Facility (1)	CAC Warehouse Funding III, LLC	2008-2	September 10, 2010	September 10, 2013 (6)	$ 75,000	Commercial paper rate plus 300 basis points or LIBOR plus 300 basis points (3) (4) (5)
Term ABS 2009-1 (1)	Credit Acceptance Funding LLC 2009-1	2009-1	December 3, 2009	May 15, 2011 (2)	$110,500	Fixed rate
Term ABS 2010-1 (1)	Credit Acceptance Funding LLC 2010-1	2010-1	November 4, 2010	October 15, 2012 (2)	$100,500	Fixed rate
Senior Notes	n/a	n/a	February 1, 2010	February 1, 2017	$250,000	Fixed rate

(1) Financing made available only to a specified subsidiary of the Company.
(2) Represents the revolving maturity date. The outstanding balance will amortize after the maturity date based on the cash flows of the contributed assets.
(3) A portion of the outstanding balance is a floating rate obligation that has been converted to a fixed rate obligation via an interest rate swap.
(4) The LIBOR rate is used if funding is not available from the commercial paper market.
(5) Interest rate cap agreements are in place to limit the exposure to increasing interest rates.
(6) Represents the revolving maturity date. The outstanding balance will amortize after the revolving maturity date and any amounts remaining on September 10, 2014 will be due.

7. DEBT – (Continued)

Additional information related to the amounts outstanding on each facility is as follows:

(In thousands)	For the Years Ended December 31, 2010	2009
Revolving Secured Line of Credit		
Maximum outstanding balance	$ 141,500	$ 128,900
Average outstanding balance	64,788	90,494
Revolving Secured Warehouse Facility (2003-2)		
Maximum outstanding balance	$ 180,000	$ 325,000
Average outstanding balance	81,101	260,798
Revolving Secured Warehouse Facility (2008-2)		
Maximum outstanding balance	$ 75,000	$ 75,000
Average outstanding balance	66,000	55,068

(Dollars in thousands)	As of December 31, 2010	2009
Revolving Secured Line of Credit		
Balance outstanding	$ 136,700	$ 97,300
Letter(s) of credit	500	514
Amount available for borrowing (2)	32,800	42,186
Interest rate	3.03 %	4.25 %
Revolving Secured Warehouse Facility (2003-2)		
Balance outstanding	$ 49,100	$ 152,600
Amount available for borrowing (2)	275,900	172,400
Contributed eligible Loans	83,652	192,921
Interest rate	3.82 %	5.24 %
Revolving Secured Warehouse Facility (2008-2)		
Balance outstanding	$ 40,000	$ 75,000
Amount available for borrowing (2)	35,000	-
Contributed eligible Loans	70,950	94,073
Interest rate	3.94 %	4.36 %
Term ABS 2008-1		
Balance outstanding	$ -	$ 66,497
Contributed eligible Loans	-	142,267
Interest rate	-	6.37 %
Term ABS 2009-1		
Balance outstanding	$ 110,500	$ 110,500
Contributed eligible Loans	142,490	142,315
Interest rate	4.40 %	4.40 %
Term ABS 2010-1		
Balance outstanding	$ 100,500	$ -
Contributed eligible Loans	127,054	-
Interest rate	2.36 %	-
Senior Notes		
Balance outstanding (1)	$ 244,344	$ -
Interest rate	9.13 %	-

(1) Senior Notes presented net of unamortized debt discount of $5.7 million.
(2) Availability may be limited by the amount of eligible Loans contributed.

7. DEBT – (Continued)

Revolving Secured Line of Credit Facility

During the first quarter of 2010, we increased the amount of the revolving secured line of credit facility from $140.0 million to $150.0 million and, concurrently with the issuance of the Senior Notes, amended the agreements governing our revolving secured line of credit facility to facilitate the issuance of the Senior Notes and certain future secured indebtedness.

During the second quarter of 2010, we extended the maturity of the revolving secured line of credit facility from June 23, 2011 to June 22, 2012. Additionally, the interest rate on borrowings under the facility was changed from the prime rate plus 1.0% or the Eurodollar rate plus 2.75%, at our option, to the prime rate plus 1.25% or the Eurodollar rate plus 2.25%, at our option. The floor on the Eurodollar rate was decreased from 1.50% to 0.75%. None of the financial covenants were modified.

During the third quarter of 2010, we increased the amount of the revolving secured line of credit facility from $150.0 million to $170.0 million.

Borrowings under the revolving secured line of credit facility, including any letters of credit issued under the facility, are subject to a borrowing-base limitation. This limitation equals 80% of the net book value of Loans, less a hedging reserve (not exceeding $1.0 million), and the amount of other debt secured by the collateral which secures the line of credit. Borrowings under the line of credit agreement are secured by a lien on most of our assets. We must pay quarterly fees on the amount of the facility.

Revolving Secured Warehouse Facilities

We have two revolving secured warehouse facilities that are provided to our wholly-owned subsidiaries. One is a $325.0 million facility with an institutional investor and the other is a $75.0 million facility with another institutional investor.

During the second quarter of 2010, we extended the date on which our $325.0 million revolving secured warehouse facility will cease to revolve from August 23, 2010 to June 15, 2013. The interest rate on borrowings under the facility was decreased from a floating rate equal to the commercial paper rate plus 5.0% to the commercial paper rate plus 3.5%. In addition, the agreement was modified to provide that in the event that the facility is not renewed and the borrower is in compliance with the terms and conditions of the agreement, any amounts outstanding will be repaid over time as the collections on the loans securing the facility are received.

During the third quarter of 2010, we extended the date on which our $75.0 million revolving secured warehouse facility will cease to revolve from August 31, 2011 to September 10, 2013. The maturity of the facility was also extended from August 31, 2012 to September 10, 2014. The interest rate on the facility was decreased from a floating rate equal to LIBOR plus 3.75% to LIBOR plus 3.0%. There were no other material changes to the terms of the facility.

Under both revolving secured warehouse facilities we can contribute Loans to our wholly-owned subsidiaries in return for cash and equity in each subsidiary. In turn, each subsidiary pledges the Loans as collateral to institutional investors to secure financing that will fund the cash portion of the purchase price of the Loans. The financing provided to each subsidiary under the applicable facility is limited to the lesser of 80% of the net book value of the contributed Loans or the facility limit.

The financings create indebtedness for which the subsidiaries are liable and which is secured by all the assets of each subsidiary. Such indebtedness is non-recourse to us, even though we are consolidated for financial reporting purposes with the subsidiaries. Because the subsidiaries are organized as legal entities separate from us, their assets (including the conveyed Loans) are not available to our creditors.

7. DEBT – (Continued)

Interest on borrowings under the $325.0 million revolving secured warehouse facility has been limited through interest rate cap agreements to a maximum rate of 6.75% plus the spread over the LIBOR rate or the commercial paper rate, as applicable. Interest on borrowings for a portion of the $75.0 million revolving secured warehouse facility has also been limited through interest rate cap agreements to a maximum rate of 6.75% plus the spread over the LIBOR rate or the commercial paper rate, as applicable. We have also entered into an interest rate swap to convert $25.0 million of the $75.0 million revolving secured warehouse facility into fixed rate debt bearing an interest rate of 4.36%. For additional information, see Note 8 of these consolidated financial statements.

The subsidiaries pay us a monthly servicing fee equal to 6% of the collections received with respect to the conveyed Loans. The fee is paid out of the collections. Except for the servicing fee and holdback payments due to Dealer-Partners, if a facility is amortizing, we do not have any rights in any portion of such collections until all outstanding principal, accrued and unpaid interest, fees and other related costs have been paid in full. If a facility is not amortizing, the applicable subsidiary may be entitled to retain a portion of such collections provided that the borrowing base requirements of the facility are satisfied.

Term ABS Financings

In 2008, 2009, and 2010, three of our wholly-owned subsidiaries (the "Funding LLCs"), each completed a secured financing transaction. In connection with these transactions, we contributed Loans on an arms-length basis to each Funding LLC for cash and the sole membership interest in that Funding LLC. In turn, each Funding LLC contributed the Loans to a respective trust that issued notes to qualified institutional investors. The Term ABS 2008-1 ceased to revolve on April 15, 2009 and was paid in full during the second quarter of 2010. The Term ABS 2010-1 and 2009-1 transactions consist of three classes of notes. The Class A Notes were rated by S&P and DBRS, Inc. for both secured financing transactions. The Class B Notes were rated by S&P for both secured financing transactions. The Class C Notes for both secured financing transactions do not bear interest, were not rated and have been retained by us.

Each financing at the time of issuance has a specified revolving period during which we may be required, and are likely, to convey additional Loans to each Funding LLC. Each Funding LLC will then convey the Loans to their respective trust. At the end of the revolving period, the debt outstanding under each financing will begin to amortize.

The financings create indebtedness for which the trusts are liable and which is secured by all the assets of each trust. Such indebtedness is non-recourse to us, even though we are consolidated for financial reporting purposes with the trusts and the Funding LLCs. Because the Funding LLCs are organized as legal entities separate from us, their assets (including the conveyed Loans) are not available to our creditors. We receive a monthly servicing fee on each financing equal to 6% of the collections received with respect to the conveyed Loans. The fee is paid out of the collections. Except for the servicing fee and Dealer Holdback payments due to Dealer-Partners, if a facility is amortizing, we do not have any rights in any portion of such collections until all outstanding principal, accrued and unpaid interest, fees and other related costs have been paid in full. If a facility is not amortizing, the applicable subsidiary may be entitled to retain a portion of such collections provided that the borrowing base requirements of the facility are satisfied. However, in our capacity as servicer of the Loans, we do have a limited right to exercise a "clean-up call" option to purchase Loans from the Funding LLCs and/or the trusts under certain specified circumstances. Alternatively, when a trust's underlying indebtedness is paid in full, either through collections or through a prepayment of the indebtedness, the trust is to pay any remaining collections over to its Funding LLC as the sole beneficiary of the trust. The collections will then be available to be distributed to us as the sole member of the respective Funding LLC.

7. DEBT – (Continued)

The table below sets forth certain additional details regarding the outstanding Term ABS Financings:

(Dollars in thousands)

Term ABS Financings	Issue Number	Close Date	Net Book Value of Dealer Loans Conveyed at Closing		Revolving Period	Expected Annualized Rates (1)
Term ABS 2009-1	2009-1	December 3, 2009	$	142,301	18 months (Through May 15, 2011)	5.2 %
Term ABS 2010-1	2010-1	November 4, 2010	$	126,751	24 months (Through October 15, 2012)	3.1 %

(1) Includes underwriter's fees and other costs.

Senior Notes

During the first quarter of 2010, we issued $250.0 million aggregate principal amount of 9.125% First Priority Senior Notes. The Senior Notes were issued pursuant to an indenture, dated as of February 1, 2010 (the "Indenture"), among us, BVPP and VRS, as guarantors (the "Guarantors"), and U.S. Bank National Association, as trustee (the "Trustee").

The Senior Notes mature on February 1, 2017 and bear interest at a rate of 9.125% per annum, computed on the basis of 360-day year composed of twelve 30-day months and payable semi-annually on February 1 and August 1 of each year, beginning on August 1, 2010. The Senior Notes were issued at 97.495% of the aggregate principal amount for gross proceeds of $243.7 million, representing a yield to maturity of 9.625%. The discount is being amortized over the life of the Senior Notes using the effective interest method.

The Senior Notes are guaranteed on a senior secured basis by the Guarantors, which are also guarantors of obligations under our line of credit facility. Our other existing and future subsidiaries may become guarantors of the Senior Notes. The Senior Notes and the Guarantors' Senior Note guarantees are secured on a first-priority basis (subject to specified exceptions and permitted liens), together with all indebtedness outstanding from time to time under the line of credit facility and, under certain circumstances, certain future indebtedness, by a security interest in substantially all of our assets and those of the Guarantors, subject to certain exceptions such as real property, cash (except to the extent it is deposited with the collateral agent), certain leases, and equity interests of our subsidiaries (other than those of specified subsidiaries including the Guarantors). Our assets and those of the Guarantors securing the Senior Notes and the Senior Note guarantees will not include our assets transferred to special purpose subsidiaries in connection with securitization transactions and will generally be the same as the collateral securing indebtedness under the line of credit facility and, under certain circumstances, certain future indebtedness, subject to certain limited exceptions as provided in the security and intercreditor agreements related to the line of credit facility.

Mortgage Loan

During 2009, the mortgage note on our Southfield headquarters was amended to extend the maturity date from June 9, 2009 to June 22, 2014. Additionally, the interest rate on the note was increased from 5.35% to 5.70%. There was $4.5 million and $4.7 million outstanding on this loan as of December 31, 2010 and 2009, respectively.

Capital Lease Obligations

We did not have any capital lease obligations outstanding as of December 31, 2010. We had various capital lease obligations outstanding for computer equipment as of December 31, 2009 of $0.3 million with interest rates ranging from 6.41% to 8.59%. The capital lease obligations had maturity dates between June 2010 and October 2010.

7. DEBT – (Concluded)

Letters of Credit

Letters of credit are issued by a commercial bank syndicate and reduce amounts available under our revolving secured line of credit. As of December 31, 2010, we had one letter of credit outstanding of $0.5 million. As of December 31 2009, we had two letters of credit outstanding of $0.5 million. The letters of credit are required by regulatory agencies and relate to reinsurance agreements. The letter of credit expires on October 31, 2011, at which time it will be automatically extended for a period of one year unless we are notified otherwise by the commercial bank syndicate.

Principal Debt Maturities

The scheduled principal maturities of our debt as of December 31, 2010 are as follows:

(In thousands)

Year	Revolving Secured Line of Credit Facility	Revolving Secured Warehouse Facilities	Term ABS Financings (1)	Senior Notes (2)	Mortgage Note	Total
2011	$ -	$ -	$ 54,338	$ -	$ 235	$ 54,573
2012	136,700	-	70,526	-	248	207,474
2013	-	32,103	86,136	-	263	118,502
2014	-	56,997	-	-	3,777	60,774
2015	-	-	-	-	-	-
Thereafter	-	-	-	250,000	-	250,000
Total	$ 136,700	$ 89,100	$ 211,000	$ 250,000	$ 4,523	$ 691,323

(1) The principal maturities of the Term ABS transactions are estimated based on forecasted collections.
(2) The amounts are presented on a gross basis to exclude the unamortized debt discount of $5.7 million.

Debt Covenants

As of December 31, 2010, we are in compliance with all our debt covenants relating to the revolving secured line of credit facility, including those that require the maintenance of certain financial ratios and other financial conditions. These covenants require a minimum ratio of our assets to debt and a minimum ratio of our earnings before interest, taxes and non-cash expenses to fixed charges. These covenants also limit the maximum ratio of our funded debt to tangible net worth. Additionally, we must maintain consolidated net income of not less than $1 for the two most recently ended fiscal quarters. Some of these debt covenants may indirectly limit the repurchase of common stock or payment of dividends on common stock.

Our revolving secured warehouse facilities and Term ABS financing also contain covenants that measure the performance of the contributed assets. As of December 31, 2010, we were in compliance with all such covenants. As of the end of the year, we are also in compliance with our covenants under the Senior Notes Indenture. The Indenture includes covenants that limit the maximum ratio of our funded debt to tangible net worth and also require a minimum collateral coverage ratio.

8. DERIVATIVE AND HEDGING INSTRUMENTS

Interest Rate Caps. We purchase interest rate cap agreements to manage the interest rate risk on certain borrowings.

As of December 31, 2010, we had interest rate cap agreements to manage the interest rate risk on our $325.0 million revolving secured warehouse facility with various maturities between February 2011 and May 2012. We also had an interest rate cap agreement that matures on September 19, 2013 to manage the interest rate risk on a portion of our $75.0 million revolving secured warehouse facility. These instruments limit the interest rate on both revolving secured warehouse facilities to 6.75% plus the spread over the LIBOR rate or the commercial paper rate, as applicable.

As of December 31, 2009, we had interest rate cap agreements to manage the interest rate risk on our $325.0 million revolving secured warehouse facility, as well as on $50.0 million of the $75.0 million revolving secured warehouse facility with various maturities between May 2010 and August 2011. These instruments limit the interest rate on both revolving secured warehouse facilities to 6.75% plus the spread over the LIBOR rate or the commercial paper rate, as applicable.

The interest rate caps have not been designated as hedging instruments.

Interest Rate Swaps. As of December 31, 2010 we had an interest rate swap outstanding, which matures in August 2011, to convert $25.0 million of the $75.0 million 2008-2 revolving secured warehouse facility into fixed rate debt, bearing an interest rate of 4.36%. This interest rate swap has been designated as a cash flow hedging instrument.

As of December 31, 2009, in addition to the interest rate swap discussed above, the following were also outstanding:

- An interest rate swap to convert the outstanding balance of the 2008-1 floating rate Term ABS financing, which ceased to revolve on April 15, 2009 and was paid in full during the second quarter of 2010, into fixed rate debt, bearing an interest rate of 6.37%. This interest rate swap was designated as a cash flow hedging instrument.
- An interest rate swap, also related to the outstanding balance of the 2008-1 floating rate Term ABS financing, that required the counterparties to make a payment depending on our actual debt balance outstanding on the facility relative to our original forecasted balance and on the level of interest rates. This interest rate swap was not designated as a hedging instrument.

As of December 31, 2010, we had minimal exposure to credit loss on the outstanding interest rate swap. We do not believe that any reasonably likely change in interest rates would have a materially adverse effect on our financial position, our results of operations or our cash flows.

8. DERIVATIVE INSTRUMENTS – (Concluded)

Information related to the fair values of derivative instruments in our consolidated balance sheets as of December 31, 2010 and December 31, 2009 is as follows:

(In thousands)

	Balance Sheet location	Fair Value as of December 31, 2010	Fair Value as of December 31, 2009
Derivatives designated as hedging instruments			
Liability Derivatives			
Interest rate swap	Accounts payable and accrued liabilities	$ 176	$ 1,445
Derivatives not designated as hedging instruments			
Asset Derivatives			
Interest rate caps	Other assets	$ 56	$ 82
Total Asset Derivatives		$ 56	$ 82
Total Liability Derivatives		$ 176	$ 1,445

Information related to the effect of derivative instruments designated as hedging instruments on our consolidated statements of income for the years ended December 31, 2010, 2009 and 2008 is as follows:

(In thousands)

Derivatives in Cash Flow Hedging Relationships	Gain / (Loss) Recognized in OCI on Derivative (Effective Portion) For the Years Ended December 31, 2010	2009	2008	Loss Reclassified from Accumulated OCI into Income (Effective Portion) Location	For the Years Ended December 31, 2010	2009	2008
Interest rate swap	$ 523	$ (1,017)	$ (4,903)	Interest expense	$ (746)	$ (3,641)	$ (835)

As of December 31, 2010, we expect to reclassify losses of $0.2 million from accumulated other comprehensive income into income during the next twelve months.

Information related to the effect of derivative instruments not designated as hedging instruments on our consolidated statements of income for the years ended December 31, 2010, 2009 and 2008 is as follows:

(In thousands)

Derivatives Not Designated as Hedging Instruments	Location	Amount of (Loss)/ Gain Recognized in Income on Derivative For the Years Ended December 31, 2010	2009	2008
Interest rate caps	Interest expense	$ (159)	$ (112)	$ (117)
Interest rate swap	Interest expense	(590)	106	(1,193)
Total		$ (749)	$ (6)	$ (1,310)

9. RELATED PARTY TRANSACTIONS

In the normal course of our business, affiliated Dealer-Partners assign Consumer Loans to us under the Portfolio and Purchase Programs. Dealer Loans and Purchased Loans with affiliated Dealer-Partners are on the same terms as those with non-affiliated Dealer-Partners. Affiliated Dealer-Partners are comprised of Dealer-Partners owned or controlled by: (1) our majority shareholder and Chairman; and (2) a member of the Chairman's immediate family.

Affiliated Dealer Loan balances were $9.0 million and $12.7 million as of December 31, 2010 and 2009, respectively. Affiliated Dealer Loan balances were 0.8% and 1.5% of total consolidated Dealer Loan balances as of December 31, 2010 and 2009, respectively. A summary of related party Loan activity is as follows:

(In thousands)	For the Years Ended December 31,					
	2010		2009		2008	
	Affiliated Dealer-Partner activity	% of consolidated	Affiliated Dealer-Partner activity	% of consolidated	Affiliated Dealer-Partner activity	% of consolidated
Dealer Loan revenue	$ 3,097	1.0%	$ 3,714	1.5%	$ 4,045	1.9%
New Consumer Loan assignments (1)	3,473	0.4%	5,690	0.9%	9,854	1.3%
Accelerated Dealer Holdback payments	285	0.9%	287	1.6%	471	2.6%
Dealer Holdback payments	1,788	4.0%	1,787	4.0%	2,121	3.6%

(1) Represents advances paid to Dealer-Partners on Consumer Loans assigned under our Portfolio Program and one-time payments made to Dealer-Partners to purchase Consumer Loans assigned under our Purchase Program.

Our majority shareholder and Chairman has indirect control over entities that, in the past, offered secured lines of credit to automobile dealers, and has the right or obligation to reacquire these entities under certain circumstances until December 31, 2014 or the repayment of the related purchase money note.

10. INCOME TAXES

The income tax provision, excluding the results of the discontinued United Kingdom operations, consists of the following:

(In thousands)	For the Years Ended December 31, 2010	2009	2008
Income (loss) from continuing operations before provision for income taxes:			
Domestic	$253,490	$228,885	$ 107,319
Foreign	7	153	(307)
	$253,497	$229,038	$ 107,012
Current provision (benefit) for income taxes:			
Federal	$ 66,316	$ 63,321	$ 23,800
State	3,651	2,197	3,333
Foreign	(66)	(7)	(27)
	69,901	65,511	27,106
Deferred provision (benefit) for income taxes:			
Federal	16,654	15,120	13,541
State	(2,837)	3,583	(1,783)
Foreign	46	-	5
	13,863	18,703	11,763
Interest and penalties (benefit) expense:			
Interest	(222)	(29)	1,227
Penalties	(152)	(1,193)	(152)
	(374)	(1,222)	1,075
Provision for income taxes	$ 83,390	$ 82,992	$ 39,944

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following:

(In thousands)	As of December 31, 2010	2009
Deferred tax assets:		
Allowance for credit losses	$ 46,343	$ 43,070
Stock-based compensation	5,741	6,102
Deferred state net operating loss	2,450	659
Other, net	4,022	3,911
Total deferred tax assets	58,556	53,742
Deferred tax liabilities:		
Valuation of Loans receivable	161,232	142,280
Deferred Loan origination costs	2,721	2,318
Other, net	2,680	2,896
Total deferred tax liabilities	166,633	147,494
Net deferred tax liability	$ 108,077	$ 93,752

The deferred state net operating loss tax asset arising from the operating loss carry forward for state income tax purposes is expected to expire at various times beginning in 2017, if not utilized. We do not anticipate expiration of the net operating loss carry forwards prior to their utilization.

10. INCOME TAXES – (Continued)

A reconciliation of the U.S. federal statutory rate to our effective tax rate, excluding the results of the discontinued United Kingdom operations, is as follows:

	For the Years Ended December 31,		
	2010	2009	2008
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income taxes	0.2%	1.6%	0.9%
Decrease in reserve for uncertain tax positions as a result of settlements and lapsed statutes	-2.4%	-0.1%	-0.4%
Other	0.1%	-0.3%	1.8%
Effective tax rate	32.9%	36.2%	37.3%

The differences between the U.S. federal statutory rate and our effective tax rates for 2010, 2009 and 2008 are primarily due to state income taxes and reserves for uncertain tax positions and related interest and penalties that are included in the provision for income taxes. The decrease in the effective tax rate for the year ended December 31, 2010, as compared to the same periods in 2009 and 2008, is primarily due to a settlement of the Internal Revenue Service ("IRS") examination detailed below and related adjustments to accrued tax reserves and interest as well as adjustments to our state tax liability.

The state income taxes for the years ended December 31, 2010, 2009, and 2008 fluctuate due to variability in the amount of income taxable in various state tax jurisdictions and changes in effective state tax rates. As a result of an adjustment to the deferred tax liability arising from changes in the effective state income tax rate, the effective tax rate for 2009 was increased by approximately 30 basis points, while the effective tax rate for 2008 was reduced by approximately 100 basis points.

On June 7, 2010, we reached a settlement with the IRS which concluded the examination of our federal income tax returns for 2004 through 2008 and closed the respective tax years. As a result of the settlement, we agreed to pay a total of $7.6 million in federal and state taxes and interest related to these years. The settlement includes $6.2 million of taxes that represent an acceleration of taxes already provided for in prior periods and the payment did not have an impact on our net income during the reporting periods. We also concluded that all 2004 through 2008 uncertain federal jurisdiction tax positions taken in previous periods are effectively settled and we recorded a reversal of corresponding accrued reserves and interest. This reversal had a favorable impact of $6.2 million (after-tax) on our net income for the year ended December 31, 2010.

The following table is a summary of changes in unrecognized tax benefits:

(In thousands)	For the Years Ended December 31,		
	2010	2009	2008
Unrecognized tax benefits as of January 1,	$ 11,830	$ 12,274	$ 9,451
Additions based on tax positions related to current year	2,329	2,564	1,897
Additions in tax positions of prior years	11	-	1,081
Reductions in tax positions of prior years	-	(836)	-
Settlements	(5,813)	(559)	-
Reductions as a result of a lapse of the statute of limitations	(542)	(1,613)	(155)
Unrecognized tax benefits as of December 31,	$ 7,815	$ 11,830	$ 12,274

The total amount of unrecognized tax benefit that, if recognized, would favorably affect our effective income tax rate in future periods, was approximately $7.8 million as of December 31, 2010. Accrued interest and penalties related to uncertain tax positions were $1.4 million and $3.9 million as of December 31, 2010 and 2009, respectively.

We are subject to income tax in multiple federal and state jurisdictions. Substantially all material foreign tax matters have been concluded through 2009. For state returns, we are generally no longer subject to tax examinations for years prior to 2004.

10. INCOME TAXES – (Concluded)

During 2010, 2009, and 2008, we remitted substantially all of our accumulated earnings from foreign subsidiaries as profits to the U.S. and accrued or paid U.S. income taxes accordingly.

11. CAPITAL TRANSACTIONS

Net Income Per Share

Basic net income per share has been computed by dividing net income by the basic number of weighted average shares outstanding. Diluted net income per share has been computed by dividing net income by the diluted number of weighted average shares outstanding using the treasury stock method. The share effect is as follows:

(In thousands)	For the Years Ended December 31,		
	2010	**2009**	**2008**
Weighted average shares outstanding:			
Common shares	29,141	30,475	30,199
Vested restricted stock units	252	115	51
Basic number of weighted average shares outstanding	29,393	30,590	30,250
Dilutive effect of stock options	336	624	596
Dilutive effect of restricted stock and restricted stock units	256	455	259
Dilutive number of weighted average shares outstanding	29,985	31,669	31,105

There were no stock options, restricted stock or restricted stock units that would be anti-dilutive for the years presented.

Stock Repurchases

In 1999, our board of directors approved a stock repurchase program which authorizes us to repurchase common shares in the open market or in privately negotiated transactions at price levels we deem attractive. As of December 31, 2010, we had authorization to repurchase up to $29.1 million of our common stock.

During the second quarter of 2010, we commenced a tender offer to repurchase up to 4.0 million shares of our outstanding common stock at a price of $50.00 per share. Upon expiration of the tender offer during the third quarter of 2010, we repurchased 4.0 million common shares at a cost of $200.0 million, which included approximately 2.9 million shares beneficially owned by Donald A. Foss, our Chairman of the Board, and approximately 0.8 million shares beneficially owned by the trustee of certain grantor retained annuity trusts created by Mr. Foss. We financed the repurchase of our common stock in the tender offer by borrowing under our $170.0 million revolving secured line of credit facility and $325.0 million revolving secured warehouse facility.

See Note 14 of the consolidated financial statements for information on a tender offer we commenced subsequent to December 31, 2010.

Stock Compensation Plans

Pursuant to our Amended and Restated Incentive Compensation Plan (the "Incentive Plan"), the number of shares reserved for granting of restricted stock, restricted stock units, stock options, and performance awards to team members, officers, directors, and contractors at any time prior to April 6, 2019, to 1.5 million shares. The shares available for future grants under the Incentive Plan totaled 327,218 as of December 31, 2010.

11. CAPITAL TRANSACTIONS – (Continued)

A summary of the restricted stock activity under the Incentive Plan for the years ended December 31, 2010, 2009 and 2008 is presented below:

(In thousands, except per share data)

Restricted Stock	Number of Shares	Weighted Average Grant-Date Fair Value Per Share
Outstanding as of January 1, 2008	202	$ 23.25
Granted	80	16.54
Vested	(21)	25.71
Forfeited	(16)	21.37
Outstanding as of December 31, 2008	245	$ 21.65
Granted	122	17.82
Vested	(106)	20.17
Forfeited	(19)	17.78
Outstanding as of December 31, 2009	242	$ 20.23
Granted	19	40.36
Vested	(143)	21.79
Forfeited	(6)	27.59
Outstanding as of December 31, 2010	112	$ 21.09

The shares of restricted stock are part of the annual incentive compensation program and are granted annually based on attaining certain individual and company performance criteria. Based on the terms of individual restricted stock grants, time-based shares vest over a period of three to five years, based on continuous employment, while performance-based shares vest based on the increase in adjusted net income per diluted share, a non-GAAP financial measure.

11. CAPITAL TRANSACTIONS – (Continued)

A summary of the restricted stock unit activity under the Incentive Plan for the years ended December 31, 2010, 2009 and 2008 is presented below:

(In thousands, except per share data)	Nonvested		Vested		Total	
Restricted Stock Units	Number of Restricted Stock Units	Weighted Average Grant-Date Fair Value Per Share	Number of Restricted Stock Units	Weighted Average Grant-Date Fair Value Per Share	Number of Restricted Stock Units	
Outstanding as of January 1, 2008	300	$ 26.30	-	$ -	300	
Granted	400	14.61	-	-	400	(1)
Vested	(60)	26.30	60	26.30	-	(2)
Outstanding as of December 31, 2008	640	$ 18.99	60	$ 26.30	700	
Granted	101	23.89	-	-	101	(3)
Vested	(60)	26.30	60	26.30	-	(2)
Forfeited	(33)	13.51	-	-	(33)	
Outstanding as of December 31, 2009	648	$ 19.35	120	$ 26.30	768	
Granted	33	39.89	-	-	33	(4)
Vested	(150)	20.24	150	20.24	-	(5)
Forfeited	(10)	39.89	-	-	(10)	
Outstanding as of December 31, 2010	521	$ 19.99	270	$ 22.94	791	

(1) The distribution date of vested restricted stock units is February 22, 2016.
(2) The distribution date of vested restricted stock units is February 22, 2014.
(3) The distribution date of vested restricted stock units is February 22, 2016 for 81 restricted stock units and February 22, 2017 for 20 restricted stock units.
(4) The distribution date of vested restricted stock units is February 22, 2017.
(5) The distribution date of vested restricted stock units is February 22, 2014 for 60 restricted stock units and February 22, 2016 for 90 restricted stock units.

The restricted stock units are part of a long-term incentive compensation program. Each restricted stock unit represents and has a value equal to one share of common stock. The restricted stock units will be earned over a five year period based upon the compounded annual growth rate in our adjusted economic profit, a non-GAAP financial measure.

Pursuant to our 1992 Stock Option Plan (the "1992 Plan"), we had reserved 8.0 million shares of our common stock for the future granting of options to officers and other team members. Pursuant to our Director Stock Option Plan (the "Director Plan"), we had reserved 200,000 shares of our common stock for future granting of options to members of our Board of Directors. The exercise price of the options is no less than the fair market value on the date of the grant. Options expire ten years from the date of grant. The 1992 Plan and the Director Plan were terminated as to future grants on May 13, 2004, with shareholder approval of the Incentive Plan. All options outstanding as of December 31, 2010 and 2009 are vested.

11. CAPITAL TRANSACTIONS – (Continued)

Additional stock option information relating to the 1992 Plan and the Director Plan is as follows:

(In thousands, except per share data)	1992 Plan			Director Plan		
	Number of Options	Weighted Average Exercise Per Share	Aggregate Intrinsic Value	Number of Options	Weighted Average Exercise Per Share	Aggregate Intrinsic Value
Outstanding as of January 1, 2008	1,277	$ 7.91		100	$ 17.25	
Options granted	-	-		-	-	
Options exercised	(306)	7.76	$ 3,004	-	-	$ -
Options forfeited	(2)	7.79		-	-	
Outstanding as of December 31, 2008	969	$ 8.14		100	$ 17.25	
Options granted	-	-		-	-	
Options exercised	(359)	5.41	$ 9,200	-	-	$ -
Options forfeited	(2)	9.01		-	-	
Outstanding as of December 31, 2009	608	$ 9.75		100	$ 17.25	
Options granted	-	-		-	-	
Options exercised	(300)	9.66	$ 10,038	-	-	$ -
Options forfeited	(1)	7.45		-	-	
Outstanding as of December 31, 2010	307	$ 9.84		100	$ 17.25	
Exercisable as of December 31:						
2008	969	$ 8.14	$ 5,630	100	$ 17.25	$ -
2009	608	$ 9.75	$ 19,688	100	$ 17.25	$ 2,486
2010	307	$ 9.84	$ 16,256	100	$ 17.25	$ 4,553

The following tables summarize information about options outstanding under the 1992 Plan and the Director Plan as of December 31, 2010:

(In thousands, except per share data)	Options Outstanding and Exercisable		
Range of Exercisable Prices Per Share	Options as of 12/31/10	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price Per Share
1992 Plan			
$ 7.09 - $ 9.95	278	1.0 Years	$ 9.68
$ 9.96 - $ 13.27	24	1.2	$ 10.24
$ 16.59 - $ 17.05	5	3.2	$ 17.05
Totals	307	1.1	$ 9.84
Director Plan			
$ 17.25	100	3.2 Years	$ 17.25

11. CAPITAL TRANSACTIONS – (Concluded)

Stock compensation expense consists of the following:

(In thousands)	For the Years Ended December 31,		
	2010	2009	2008
Restricted stock	$ 938	$ 2,208	$ 2,138
Restricted stock units	3,189	4,597	2,171
Total	$ 4,127	$ 6,805	$ 4,309

While the restricted stock units are expected to vest in equal, annual installments over a five-year period, the related stock compensation expense is not recognized on a straight-line basis over this period. Each installment is accounted for as a separate award and as a result, the fair value of each installment is recognized as stock compensation expense on a straight-line basis over the related vesting period. The following table details how the expenses associated with restricted stock and restricted stock units, which are expected to be recognized over a weighted average period of 1.1 years, will be recorded assuming performance targets are achieved in the periods currently estimated:

(In thousands)

For the Years Ended December 31,	Restricted Stock Units	Restricted Stock	Total Projected Expense (pre-tax)
2011	$ 1,877	$ 465	$ 2,342
2012	902	106	1,008
2013	429	9	438
2014	59	-	59
Total	$ 3,267	$ 580	$ 3,847

12. BUSINESS SEGMENT AND OTHER INFORMATION

Business Segment Overview

We identify operating segments as components of our business for which separate financial information is regularly evaluated by the chief operating decision-maker ("CODM") in making decisions regarding resource allocation and assessing performance. We periodically review and redefine our segment reporting as internal management reporting practices evolve and the components of our business change. Previously, we reported two business segments: United States and Other. The United States segment represented our core business of providing auto loans, and related products and services to consumers through our network of Dealer-Partners within the United States. The Other segment consisted of businesses in liquidation that we strategically decided to exit in prior years. The Other segment financial results are no longer reviewed on a regular basis by the CODM to allocate resources or assess performance since the liquidation process is near completion. Instead the CODM reviews consolidated financial statements and metrics to allocate resources and assess performance. Thus, we have determined that we operate in one reportable operating segment. The consolidated financial statements reflect the financial results of our one reportable operating segment.

Geographic Information

Our revenues derived outside the United States from continuing operations were less than one percent for the years ended December 31, 2010, 2009, and 2008. Our long-lived assets and total assets maintained outside the United States were less than one percent for the years ended December 31, 2010 and 2009.

12. BUSINESS SEGMENT AND OTHER INFORMATION – (Concluded)

Products and Services Information

Our primary product consists of providing auto loans to consumers, regardless of their credit history, through our network of Dealer-Partners within the United States. We also provide Dealer-Partners the ability to offer vehicle service contracts and a GAP product to consumers on vehicles financed by us.

Major Customer Information

We did not have any Dealer-Partners that provided 10% or more of our revenue during 2010, 2009 or 2008. Additionally, no single Dealer-Partner's Loans receivable balance accounted for more than 10% of total Loans receivable as of December 31, 2010 or 2009.

13. LITIGATION AND CONTINGENT LIABILITIES

In the normal course of business and as a result of the customer-oriented nature of the industry in which we operate, industry participants are frequently subject to various customer claims and litigation seeking damages and statutory penalties. The claims allege, among other theories of liability, violations of state, federal and foreign truth-in-lending, credit availability, credit reporting, customer protection, warranty, debt collection, insurance and other customer-oriented laws and regulations, including claims seeking damages for physical and mental damages relating to our repossession and sale of the customer's vehicle and other debt collection activities. As the assignee of Consumer Loans originated by Dealer-Partners, we may also be named as a co-defendant in lawsuits filed by customers principally against Dealer-Partners. We may also have disputes and litigation with Dealer-Partners. The claims may allege, among other theories of liability, that we breached its dealer servicing agreement. Many of these cases are filed as purported class actions and seek damages in large dollar amounts. An adverse ultimate disposition in any such action could have a material adverse impact on our financial position, liquidity and results of operations.

On December 3, 2010, we received a civil investigative demand from the Missouri Attorney General Office relating to our practices regarding collections from Missouri consumers who claim to have not received title from the Dealer-Partner at the time of their purchase. On January 24, 2011, we provided our response and are in continued discussions with the Attorney General with respect to the demand for information. We are cooperating with the inquiry.

14. SUBSEQUENT EVENTS

Tender Offer

On February 9, 2011, we commenced a tender offer to purchase up to 1,904,761 shares of our common stock at a price of $65.625 per share. The tender offer is scheduled to expire at 5:00 p.m., Eastern Standard Time, on March 10, 2011, subject to our right to extend the offer. The tender offer is conditioned upon, among other things, consummation of a new debt financing (the "Debt Financing") on terms reasonably satisfactory to us. We anticipate that we will obtain all of the funds necessary to purchase shares in the tender offer, and to pay related fees and expenses, through a combination of the proceeds of the Debt Financing and by borrowing under our $170.0 million revolving secured line of credit facility. The tender offer is being made pursuant to an offer to purchase issued in connection with the tender offer, and this Form 10-K is not an offer to purchase any of our shares of common stock.

15. QUARTERLY FINANCIAL DATA (unaudited)

The following is a summary of the quarterly financial position and results of operations as of and for the years ended December 31, 2010 and 2009, which have been prepared in accordance with GAAP.

(In thousands, except per share data)	2010			
	Quarters Ended			
	March 31	June 30	September 30	December 31
Balance Sheets				
Loans receivable, net	$1,088,342	$1,134,776	$ 1,176,118	$1,218,013
All other assets	139,414	120,042	108,167	125,502
Total assets	$1,227,756	$1,254,818	$ 1,284,285	$1,343,515
Total debt	$ 498,287	$ 493,472	$ 679,561	$ 685,667
Other liabilities	198,685	179,728	180,299	183,374
Total liabilities	696,972	673,200	859,860	869,041
Shareholders' equity (1)	530,784	581,618	424,425	474,474
Total liabilities and shareholders' equity	$1,227,756	$1,254,818	$ 1,284,285	$1,343,515
Income Statements				
Revenue	$ 103,262	$ 111,779	$ 111,661	$ 115,433
Costs and expenses	50,805	45,143	46,465	46,225
Income from continuing operations before provision for income taxes	52,457	66,636	65,196	69,208
Provision for income taxes	20,442	17,571	23,149	22,228
Income from continuing operations	32,015	49,065	42,047	46,980
Loss from discontinued operations, net of tax	(5)	(25)	-	-
Net income	$ 32,010	$ 49,040	$ 42,047	$ 46,980
Net income per share:				
Basic	$ 1.03	$ 1.57	$ 1.50	$ 1.72
Diluted	$ 1.01	$ 1.55	$ 1.48	$ 1.69
Income from continuing operations per share:				
Basic	$ 1.03	$ 1.57	$ 1.50	$ 1.72
Diluted	$ 1.01	$ 1.55	$ 1.48	$ 1.69
Loss from discontinued operations per share:				
Basic	$ -	$ -	$ -	$ -
Diluted	$ -	$ -	$ -	$ -
Weighted average shares outstanding:				
Basic	31,042	31,172	28,063	27,351
Diluted	31,584	31,601	28,452	27,865

(1) No dividends were paid during the periods presented.

15. QUARTERLY FINANCIAL DATA (unaudited) – (Concluded)

(In thousands, except per share data)

	2009			
	Quarters Ended			
	March 31	June 30	September 30	December 31
Balance Sheets				
Loans receivable, net	$1,048,100	$1,056,941	$ 1,057,100	$1,050,013
All other assets	128,877	114,351	120,801	126,223
Total assets	$1,176,977	$1,171,292	$ 1,177,901	$1,176,236
Total debt	$ 627,027	$ 590,114	$ 544,276	$ 506,979
Other liabilities	181,560	174,017	182,017	171,047
Total liabilities	808,587	764,131	726,293	678,026
Shareholders' equity (1)	368,390	407,161	451,608	498,210
Total liabilities and shareholders' equity	$1,176,977	$1,171,292	$ 1,177,901	$1,176,236
Income Statements				
Revenue	$ 87,888	$ 92,373	$ 100,268	$ 100,135
Costs and expenses	41,933	35,299	37,965	36,429
Income from continuing operations before provision for income taxes	45,955	57,074	62,303	63,706
Provision for income taxes	16,943	20,924	21,491	23,634
Income from continuing operations	29,012	36,150	40,812	40,072
(Loss) gain from discontinued operations, net of tax	(11)	35	(78)	263
Net income	$ 29,001	$ 36,185	$ 40,734	$ 40,335
Net income per common share:				
Basic	$ 0.95	$ 1.18	$ 1.33	$ 1.31
Diluted	$ 0.93	$ 1.15	$ 1.29	$ 1.27
Income from continuing operations per share:				
Basic	$ 0.95	$ 1.18	$ 1.33	$ 1.30
Diluted	$ 0.93	$ 1.15	$ 1.29	$ 1.26
(Loss) gain from discontinued operations per share:				
Basic	$ -	$ -	$ -	$ 0.01
Diluted	$ -	$ -	$ -	$ 0.01
Weighted average shares outstanding:				
Basic	30,480	30,601	30,659	30,798
Diluted	31,180	31,423	31,539	31,868

(1) No dividends were paid during the periods presented.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.

(a) *Disclosure Controls and Procedures.* Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) *Internal Control Over Financial Reporting.* There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting.

We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we believe that as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Grant Thornton LLP, audited our internal control over financial reporting as of December 31, 2010 and their report dated February 24, 2011 expressed an unqualified opinion on our internal control over financial reporting and is included in this Item 9A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of Credit Acceptance Corporation

We have audited Credit Acceptance Corporation (a Michigan Corporation) and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Credit Acceptance Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Credit Acceptance Corporation and subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Credit Acceptance Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Credit Acceptance Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholder's equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 24, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ GRANT THORNTON LLP

Southfield, Michigan
February 24, 2011

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information is contained under the captions "Matters to Come Before the Meeting – Election of Directors" (excluding the "Report of the Audit Committee") and "Section 16 (a) Beneficial Ownership Reporting Compliance" in our Proxy Statement and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information is contained under the caption "Compensation of Executive Officers" (excluding the "Report of the Executive Compensation Committee") in our Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information is contained under the caption "Common Stock Ownership of Certain Beneficial Owners and Management" in our Proxy Statement and is incorporated herein by reference.

Our Incentive Compensation Plan (the "Incentive Plan"), which was approved by shareholders on May 13, 2004, provides for the granting of restricted stock, restricted stock units, stock options, and performance awards to team members, officers, and directors. We also have two stock option plans pursuant to which we have granted stock options with time or performance-based vesting requirements to team members, officers, and directors. Our 1992 Stock Option Plan (the "1992 Plan") was approved by shareholders in 1992 prior to our initial public offering and was terminated as to future grants on May 13, 2004, when shareholders approved the Incentive Plan. Our Director Stock Option Plan (the "Director Plan") was approved by shareholders in 2002 and was terminated as to future grants on May 13, 2004, with shareholder approval of the Incentive Plan.

The following table sets forth, with respect to each of the equity compensation plans, (1) the number of shares of common stock to be issued upon the exercise of outstanding options or restricted stock units, (2) the weighted average exercise price of outstanding options, and (3) the number of shares remaining available for future issuance, as of December 31, 2010:

(In thousands, except per share amounts)

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options	Number of shares remaining available for future issuance under equity compensation plans (a)
Equity compensation plans approved by shareholders:			
1992 Plan	307	$ 9.84	-
Director Plan	100	17.25	-
Incentive Plan	791		327
Total	1,198	$ 11.66	327

(a) For additional information regarding our equity compensation plans, see Note 11 to the consolidated financial statements contained in Item 8 of this Form 10-K, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information is contained under the caption "Certain Relationships and Transactions" and "Matters to Come Before the Meeting – Election of Directors – Meetings and Committees of the Board of Directors" in our Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information is contained under the caption "Independent Accountants" in our Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) The following consolidated financial statements of the Company and Report of Independent Public Accountants are contained in Item 8 — Financial Statements and Supplementary Data of this Form 10-K, which is incorporated herein by reference.

Report of Independent Public Accountants

Consolidated Financial Statements:
— Consolidated Balance Sheets as of December 31, 2010 and 2009
— Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008
— Consolidated Statements of Shareholders' Equity for the years ended December 31, 2010, 2009 and 2008
— Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

(3) The Exhibits filed in response to Item 601 of Regulation S-K are listed in the Exhibit Index, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT ACCEPTANCE CORPORATION

By: /s/ BRETT A. ROBERTS
Brett A. Roberts
Chief Executive Officer
(Principal Executive Officer)
Date: February 24, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 24, 2011 on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ BRETT A. ROBERTS Brett A. Roberts	Chief Executive Officer and Director (Principal Executive Officer)
/s/ KENNETH S. BOOTH Kenneth S. Booth	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ GLENDA J. FLANAGAN Glenda J. Flanagan	Director
/s/ DONALD A. FOSS Donald A. Foss	Director and Chairman of the Board
/s/ THOMAS N. TRYFOROS Thomas N. Tryforos	Director
/s/ SCOTT J. VASSALLUZZO Scott J. Vassalluzzo	Director

EXHIBIT INDEX

The following documents are filed as part of this report. Those exhibits previously filed and incorporated herein by reference are identified below. Exhibits not required for this report have been omitted. The Company's commission file number is 000-20202.

Exhibit No.		Description
3(a)(1)	1	Articles of Incorporation, as amended July 1, 1997.
3(b)	2	Amended and Restated Bylaws of the Company, as amended, February 24, 2005.
4(c)(19)	3	Amendment No. 1, dated September 20, 2006, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among the Company, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent.
4(c)(20)	3	Amendment No. 2, dated January 19, 2007, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among the Company, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent.
4(c)(21)	3	Amendment No. 3, dated June 14, 2007, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among the Company, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent.
4(c)(22)	4	Amendment No. 4, dated January 25, 2008, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among the Company, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent.
4(f)(40)	5	Second Amendment, dated as of June 10, 2002, to the Intercreditor Agreement dated as of December 15, 1998, among Comerica Bank, as collateral agent, and various lenders and note holders.
4(f)(53)	6	Contribution Agreement, dated September 30, 2003, between the Company and CAC Warehouse Funding Corporation II.
4(f)(55)	6	Back-Up Servicing Agreement, dated September 30, 2003, among the Company, Systems & Services Technologies, Inc., Wachovia Capital Markets, LLC, and CAC Warehouse Funding Corporation II.
4(f)(67)	7	The Fourth Amended and Restated Credit Agreement, dated February 7, 2006, between the Company, the Lenders which are parties thereto from time to time, Comerica Bank, as administrative agent, and Banc of America Securities LLC as sole lead arranger and sole book manager.
4(f)(68)	7	Third Amended and Restated Security Agreement, dated February 7, 2006, between the Company, certain subsidiaries of the Company and Comerica Bank, as agent.
4(f)(77)	8	Certificate Funding Agreement, dated September 20, 2006, between the Company, Credit Acceptance Residual Funding LLC, Wachovia Bank, National Association, Variable Funding Capital Company LLC and Wachovia Capital Markets, LLC.
4(f)(78)	9	Indenture, dated November 21, 2006, between Credit Acceptance Auto Dealer Loan Trust 2006-2 and Deutsche Bank Trust Company Americas.
4(f)(79)	9	Sale and Servicing Agreement, dated November 21, 2006, among the Company, Credit Acceptance Auto Dealer Loan Trust 2006-2, Credit Acceptance Funding LLC 2006-2, Deutsche Bank Trust Company Americas, N.A., and Systems & Services Technologies, Inc.
4(f)(80)	9	Backup Servicing Agreement, dated November 21, 2006, among the Company, Credit Acceptance Funding LLC 2006-2, Credit Acceptance Auto Dealer Loan Trust 2006-2, Systems & Services Technologies, Inc., Radian Asset Assurance Inc., XL Capital Assurance Inc. and Deutsche Bank Trust Company Americas.
4(f)(81)	9	Amended and Restated Trust Agreement, dated November 21, 2006, between Credit Acceptance Funding LLC 2006-2 and U.S. Bank Trust National Association.
4(f)(82)	9	Contribution Agreement, dated November 21, 2006, between the Company and Credit Acceptance Funding LLC 2006-2.
4(f)(87)	10	Indenture, dated April 12, 2007, between Credit Acceptance Auto Dealer Loan Trust 2007-1 and Wells Fargo Bank, National Association.
4(f)(88)	10	Sale and Servicing Agreement, dated April 12, 2007, among the Company, Credit Acceptance Auto Dealer Loan Trust 2007-1, Credit Acceptance Funding LLC 2007-1 and Wells Fargo Bank, National Association.

Exhibit No.		Description
4(f)(89)	10	Backup Servicing Agreement, dated April 12, 2007, among the Company, Credit Acceptance Funding LLC 2007-1, Credit Acceptance Auto Dealer Loan Trust 2007-1, Wells Fargo Bank, National Association, and XL Capital Assurance Inc.
4(f)(90)	10	Amended and Restated Trust Agreement, dated April 12, 2007, between Credit Acceptance Funding LLC 2007-1 and U.S. Bank Trust National Association.
4(f)(91)	10	Contribution Agreement, dated April 12, 2007, between the Company and Credit Acceptance Funding LLC 2007-1.
4(f)(93)	11	Second Amended and Restated Loan and Security Agreement, dated August 31, 2007, between the Company, CAC Warehouse Funding Corporation II, Wachovia Bank, National Association, JPMorgan Chase Bank, N.A., Variable Funding Capital Company, LLC, Park Avenue Receivables Company, LLC, Wachovia Capital Markets, LLC and Systems & Services Technologies, Inc.
4(f)(94)	12	Amendment No. 1, dated September 11, 2007, to the Certificate Funding Agreement dated as of September 20, 2006, between the Company, Credit Acceptance Residual Funding LLC, Wachovia Bank, National Association, Variable Funding Capital Company LLC and Wachovia Capital Markets, LLC.
4(f)(95)	13	Indenture, dated October 29, 2007, between Credit Acceptance Auto Dealer Loan Trust 2007-2 and Wells Fargo Bank, National Association.
4(f)(96)	13	Sale and Servicing Agreement, dated October 29, 2007, among the Company, Credit Acceptance Auto Dealer Loan Trust 2007-2, Credit Acceptance Funding LLC 2007-2 and Wells Fargo Bank, National Association.
4(f)(97)	13	Backup Servicing Agreement, dated October 29, 2007, among the Company, Credit Acceptance Funding LLC 2007-2, Credit Acceptance Auto Dealer Loan Trust 2007-2, Wells Fargo Bank, National Association, and XL Capital Assurance Inc.
4(f)(98)	13	Amended and Restated Trust Agreement, dated October 29, 2007, between Credit Acceptance Funding LLC 2007-2 and U.S. Bank Trust National Association.
4(f)(99)	13	Contribution Agreement, dated October 29, 2007, between the Company and Credit Acceptance Funding LLC 2007-2.
4(f)(100)	14	Amendment No. 1, dated December 21, 2007, to the Second Amended and Restated Loan and Security Agreement dated as of August 31, 2007, between the Company, CAC Warehouse Funding Corporation II, Wachovia Bank, National Association, JPMorgan Chase Bank, N.A., Variable Funding Capital Company, LLC, Park Avenue Receivables Company, LLC, Wachovia Capital Markets, LLC and Systems & Services Technologies, Inc.
4(f)(101)	15	Amendment No. 2 dated as of February 13, 2008, to the Second Amended and Restated Loan and Security Agreement, dated as of August 31, 2007, among the Company, CAC Warehouse Funding Corporation II, Wachovia Bank, National Association, JPMorgan Chase Bank, N.A., Variable Funding Capital Company, LLC, Park Avenue Receivables Company LLC, Wachovia Capital Markets, LLC and Systems & Services Technologies, Inc.
4(f)(102)	16	New Bank Addendum, dated as of February 26, 2008, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, by and among the Company, the Banks and Comerica Bank, as Agent for the Banks.
4(f)(103)	17	Indenture dated April 18, 2008 between Credit Acceptance Auto Loan Trust 2008-1 and Wells Fargo Bank, National Association.
4(f)(104)	17	Sale and Servicing Agreement dated April 18, 2008 among the Company, Credit Acceptance Auto Loan Trust 2008-1, Credit Acceptance Funding LLC 2008-1, and Wells Fargo Bank, National Association.
4(f)(105)	17	Backup Servicing Agreement dated April 18, 2008 among the Company, Credit Acceptance Funding LLC 2008-1, Credit Acceptance Auto Loan Trust 2008-1, and Wells Fargo Bank, National Association.
4(f)(106)	17	Amended and Restated Trust Agreement dated April 18, 2008 between Credit Acceptance Funding LLC 2008-1 and U.S. Bank Trust National Association.
4(f)(107)	17	Contribution Agreement dated April 18, 2008 between the Company and Credit Acceptance Funding LLC 2008-1.
4(f)(109)	18	Loan and Security Agreement dated May 23, 2008 among the Company, CAC Warehouse Funding III, LLC, Fifth Third Bank, Relationship Funding Company, LLC and Systems & Services Technologies, Inc.

Exhibit No.		Description
4(f)(110)	18	Backup Servicing Agreement dated May 23, 2008 among the Company, CAC Warehouse Funding III, LLC, Fifth Third Bank and Systems & Services Technologies, Inc.
4(f)(111)	18	Contribution Agreement dated May 23, 2008 between the Company and CAC Warehouse Funding III, LLC.
4(f)(112)	18	Intercreditor Agreement dated May 23, 2008 among the Company, CAC Warehouse Funding Corporation II, Credit Acceptance Funding LLC 2006-2, Credit Acceptance Auto Dealer Loan Trust 2006-2, Credit Acceptance Funding LLC 2007-1, Credit Acceptance Auto Dealer Loan Trust 2007-1, Credit Acceptance Funding LLC 2007-2, Credit Acceptance Auto Dealer Loan Trust 2007-2, Credit Acceptance Funding LLC 2008-1, Credit Acceptance Auto Loan Trust 2008-1, CAC Warehouse Funding III, LLC, Wachovia Capital Markets, LLC, as agent, Deutsche Bank Trust Company Americas, as agent, Wells Fargo Bank, National Association, as agent, Comerica Bank, as agent, and Fifth Third Bank, as agent.
4(f)(113)	19	Amendment No. 4 as of August 27, 2008, to the Second Amended and Restated Loan and Security Agreement, dated as of August 31, 2007 among the Company, CAC Warehouse Funding Corporation II, Wachovia Bank, National Association, Variable Funding Capital Company, LLC, Wachovia Capital Markets, LLC and Systems & Services Technologies, Inc.
4(f)(114)	19	Second Amendment dated as of August 27, 2008, to the Certificate Funding Agreement dated September 20, 2006, among the Company, Credit Acceptance Residual Funding LLC, Wachovia Bank, National Association, Variable Funding Capital Company LLC, and Wachovia Capital Markets, LLC.
4(f)(115)	20	Amendment No. 3 dated as of July 10, 2008, to the Second Amended and Restated Loan and Security Agreement, dated as of August 31, 2007, among the Company, CAC Warehouse Funding Corporation II, Wachovia Bank, National Association, JPMorgan Chase Bank, N.A., Variable Funding Capital Company, LLC, Park Avenue Receivables Company LLC, Wachovia Capital Markets, LLC and Systems & Services Technologies, Inc.
4(f)(116)	20	Third Amendment, dated as of July 31, 2008, to Intercreditor Agreement dated as of December 15, 1998, among Comerica Bank, as collateral agent, and various lenders and note holders.
4(f)(117)	20	Fifth Amendment, dated as of July 31, 2008, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, between the Company, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent for the Banks.
4(f)(118)	21	First Amendment, dated as of November 21, 2008, to the Third Amended and Restated Security Agreement, dated February 7, 2006, between the Company, certain subsidiaries of the Company and Comerica Bank, as agent.
4(f)(119)	21	Sixth Amendment, dated as of December 9, 2008, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, between the Company, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent for the Banks.
4(f)(120)	22	Seventh Amendment, dated as of June 15, 2009, to Fourth Amended and Restated Credit Agreement, dated February 7, 2006, between the Company, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent for the Banks.
4(f)(121)	23	Third Amended and Restated Loan and Security Agreement, dated as of August 24, 2009 among the Company, CAC Warehouse Funding Corporation II, Wachovia Bank, National Association, Variable Funding Capital Company LLC, Wells Fargo Securities, LLC, and Wells Fargo Bank, National Association.
4(f)(122)	24	First Amendment to Loan and Security Agreement, dated as of August 31, 2009 among the Company, CAC Warehouse Funding III, LLC, Fifth Third Bank and Relationship Funding Company, LLC.
4(f)(123)	25	Indenture, dated December 3, 2009, between Credit Acceptance Auto Loan Trust 2009-1 and Wells Fargo Bank, National Association.
4(f)(124)	25	Sale and Servicing Agreement dated December 3, 2009, among the Company, Credit Acceptance Auto Loan Trust 2009-1, Credit Acceptance Funding LLC 2009-1, and Wells Fargo Bank, National Association.
4(f)(125)	25	Backup Servicing Agreement dated December 3, 2009, among the Company, Credit Acceptance Funding LLC 2009-1, Credit Acceptance Auto Loan Trust 2009-1, and Wells Fargo Bank, National Association.
4(f)(126)	25	Amended and Restated Trust Agreement dated December 3, 2009, between Credit Acceptance Funding LLC 2009-1 and U.S. Bank Trust National Association.

Exhibit No.		Description
4(f)(127)	25	Sale and Contribution Agreement dated December 3, 2009, between the Company and Credit Acceptance Funding LLC 2009-1.
4(f)(128)	25	Intercreditor Agreement dated December 3, 2009, among the Company, CAC Warehouse Funding Corporation II, CAC Warehouse Funding III, LLC, Credit Acceptance Funding LLC 2008-1, Credit Acceptance Funding LLC 2009-1, Credit Acceptance Auto Loan Trust 2008-1, Credit Acceptance Auto Loan Trust 2009-1, Wells Fargo Securities, LLC, as agent, Fifth Third Bank, as agent, Wells Fargo Bank, National Association, as agent, and Comerica Bank, as agent.
4(f)(129)	26	Indenture, dated as of February 1, 2010, among the Company, the Guarantors named therein and U.S. Bank National Association, as trustee.
4(f)(130)	26	Registration Rights Agreement, dated February 1, 2010, among the Company, Buyers Vehicle Protection Plan, Inc., Vehicle Remarketing Services, Inc. and the representative of the initial purchasers of the Company's 9.125% First Priority Senior Secured Notes due 2017.
4(f)(131)	26	Ninth Amendment, dated as of February 1, 2010, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among the Company, the lenders which are parties thereto from time to time and Comerica Bank, as administrative agent.
4(f)(132)	26	Fourth Amended and Restated Security Agreement, dated as of February 1, 2010, among the Company, the other Debtors party thereto and Comerica Bank, as collateral agent.
4(f)(133)	27	Eighth Amendment, dated as of October 20, 2009, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, between the Company, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent for the Banks.
4(f)(134)	28	Tenth Amendment, dated as of June 9, 2010, to Fourth Amended and Restated Credit Agreement, dated February 7, 2006, between the Company, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent for the Banks.
4(f)(135)	29	Fourth Amended and Restated Loan and Security Agreement, dated as of June 16, 2010 among the Company, CAC Warehouse Funding Corporation II, Variable Funding Capital Company LLC, Wells Fargo Securities, LLC, and Wells Fargo Bank, National Association
4(f)(136)	30	Second Amended and Restated Contribution Agreement, dated as of June 16, 2010, between the Company and CAC Warehouse Funding Corporation II.
4(f)(137)	31	Second Amendment to Loan and Security Agreement, dated as of September 10, 2010 among the Company, CAC Warehouse Funding III, LLC, and Fifth Third Bank.
4(f)(138)	32	Indenture, dated November 4, 2010, between Credit Acceptance Auto Loan Trust 2010-1 and Wells Fargo Bank, National Association.
4(f)(139)	32	Sale and Servicing Agreement dated November 4, 2010, among the Company, Credit Acceptance Auto Loan Trust 2010-1, Credit Acceptance Funding LLC 2010-1, and Wells Fargo Bank, National Association.
4(f)(140)	32	Backup Servicing Agreement dated November 4, 2010, among the Company, Credit Acceptance Funding LLC 2010-1, Credit Acceptance Auto Loan Trust 2010-1, and Wells Fargo Bank, National Association.
4(f)(141)	32	Amended and Restated Trust Agreement dated November 4, 2010, between Credit Acceptance Funding LLC 2010-1 and U.S. Bank Trust National Association.
4(f)(142)	32	Sale and Contribution Agreement dated November 4, 2010, between the Company and Credit Acceptance Funding LLC 2010-1.
4(f)(143)	32	Intercreditor Agreement dated November 4, 2010, among the Company, CAC Warehouse Funding Corporation II, CAC Warehouse Funding III, LLC, Credit Acceptance Funding LLC 2010-1, Credit Acceptance Funding LLC 2009-1, Credit Acceptance Auto Loan Trust 2010-1, Credit Acceptance Auto Loan Trust 2009-1, Wells Fargo Securities, LLC, as agent, Fifth Third Bank, as agent, Wells Fargo Bank, National Association, as agent, and Comerica Bank, as agent.

Exhibit No.		Description
4(g)(2)	33	Intercreditor Agreement, dated as of December 15, 1998, among Comerica Bank, as collateral agent, and various lenders and note holders.
4(g)(5)	34	First Amendment, dated as of March 30, 2001, to the Intercreditor Agreement dated as of December 15, 1998, among Comerica Bank, as collateral agent, and various lenders and note holders.
4(g)(6)	26	Amended and Restated Intercreditor Agreement, dated as of February 1, 2010, among Credit Acceptance Corporation, the other Grantors party thereto, representatives of the Secured Parties thereunder and Comerica Bank, as administrative agent under the Original Credit Agreement (as defined therein) and as collateral agent.
Note:		Other instruments, notes or extracts from agreements defining the rights of holders of long-term debt of the Company or its subsidiaries have not been filed because (i) in each case the total amount of long-term debt permitted there under does not exceed 10% of the Company's consolidated assets and (ii) the Company hereby agrees that it will furnish such instruments, notes and extracts to the Securities and Exchange Commission upon its request
10(d)(9)	35	Form of Servicing Agreement, as of April 2003.
10(d)(10)	36	Purchase Program Agreement Recitals, as of April 2007.
10(f)(4)*	37	Credit Acceptance Corporation 1992 Stock Option Plan, as amended and restated May 1999.
10(p)	38	Credit Acceptance Corporation Director Stock Option Plan.
10(q)*	39	Credit Acceptance Corporation Incentive Compensation Plan, effective April 1, 2004.
10(q)(2)*	40	Form of Restricted Stock Grant Agreement.
10(q)(3)*	41	Incentive Compensation Bonus Formula for 2005.
10(q)(4)*	42	Form of Restricted Stock Grant Agreement, dated February 22, 2007.
10(q)(5)*	42	Credit Acceptance Corporation Restricted Stock Unit Award Agreement, dated February 22, 2007.
10(q)(6)*	43	Credit Acceptance Corporation Restricted Stock Unit Award Agreement, dated October 2, 2008.
10(q)(7)*	44	Credit Acceptance Corporation Restricted Stock Unit Award Agreement, dated November 13, 2008.
10(q)(8)*	44	Credit Acceptance Corporation Restricted Stock Unit Award Agreement, dated November 13, 2008.
10(q)(9)*	45	Credit Acceptance Corporation Restricted Stock Unit Award Agreement, dated March 27, 2009.
10(q)(10)*	46	Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended, April 6, 2009.
10(q)(11)*	47	Form of Credit Acceptance Corporation Restricted Stock Unit Award Agreement.
10(q)(12)*	47	Form of Credit Acceptance Corporation Board of Directors Restricted Stock Unit Award Agreement.
21(1)(a)	48	Schedule of Credit Acceptance Corporation Subsidiaries.
23(a)	48	Consent of Grant Thornton LLP.
31(a)	48	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act.
31(b)	48	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act.
32(a)	48	Certification of Chief Executive Officer, Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	48	Certification of Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Management compensatory contracts and arrangements.

1 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 1997, and incorporated herein by reference.

2 Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.

3 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated June 19, 2007, and incorporated herein by reference.

4 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated January 31, 2008, and incorporated herein by reference.

5 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2002, and incorporated herein by reference.

6 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended September 30, 2003, and incorporated herein by reference.

7 Previously filed as an exhibit to the Company's Current Report on Form 8-K dated February 10, 2006, and incorporated herein by reference.

8 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated September 22, 2006, and incorporated herein by reference.

9 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated November 27, 2006, and incorporated herein by reference.

10 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated April 18, 2007, and incorporated herein by reference.

11 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated September 7, 2007, and incorporated herein by reference.

12 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated September 13, 2007, and incorporated herein by reference.

13 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated November 2, 2007, and incorporated herein by reference.

14 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated December 27, 2007, and incorporated herein by reference.

15 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated February 15, 2008, and incorporated herein by reference.

16 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated March 3, 2008, and incorporated herein by reference.

17 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated April 24, 2008, and incorporated herein by reference.

18 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated June 2, 2008, and incorporated herein by reference.

19 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated August 29, 2008, and incorporated herein by reference.

20 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended September 30, 2008, and incorporated herein by reference.

21 Previously filed as an exhibit to the Company's Form 10-K Annual Report for the year ended December 31, 2008, and incorporated herein by reference.

22 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated June 18, 2009, and incorporated herein by reference.

23 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated August 27, 2009, and incorporated herein by reference.

24 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated August 31, 2009, and incorporated herein by reference.

25 Previously filed as an exhibit to the Company's Current Report on Form 8-K dated December 9, 2009, and incorporated herein by reference.

26 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated February 5, 2010, and incorporated herein by reference.
27 Previously filed as an exhibit to the Company's Form 10-K Annual Report for the year ended December 31, 2009, and incorporated herein by reference.
28 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated June 9, 2010, and incorporated herein by reference.
29 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated June 18, 2010, and incorporated herein by reference.
30 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2010, and incorporated herein by reference.
31 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated September 10, 2010, and incorporated herein by reference.
32 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated November 8, 2010, and incorporated herein by reference.
33 Previously filed as an exhibit to the Company's Form 10-K Annual Report for the year ended December 31, 1998, and incorporated herein by reference.
34 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended March 31, 2001, and incorporated herein by reference.
35 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2003, and incorporated herein by reference.
36 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended March 31, 2007, and incorporated herein by reference.
37 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 1999, and incorporated herein by reference.
38 Previously filed as an exhibit to the Company's Form 10-K Annual Report for the year ended December 31, 2001, and incorporated herein by reference.
39 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2004, and incorporated herein by reference.
40 Previously filed as an exhibit to the Company's Current Report on Form 8-K dated March 2, 2005, and incorporated herein by reference.
41 Previously filed as an exhibit to the Company's Current Report on Form 8-K dated April 4, 2005, and incorporated herein by reference.
42 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated February 28, 2007, and incorporated herein by reference.
43 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated October 7, 2008, and incorporated herein by reference.
44 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated November 19, 2008, and incorporated herein by reference.
45 Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated April 2, 2009, and incorporated herein by reference.
46 Previously filed as Annex A to the Company's Definitive Proxy Statement on Schedule 14A, dated April 10, 2009, and incorporated herein by reference.
47 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended September 30, 2009, and incorporated herein by reference.
48 Filed herewith.

Board of Directors

Donald A. Foss
Chairman of the Board of Directors
Credit Acceptance Corporation

Glenda J. Flanagan
Executive Vice President and
Chief Financial Officer
Whole Foods Market, Inc.

Brett A. Roberts
Chief Executive Officer
Credit Acceptance Corporation

Thomas N. Tryforos
Private Investor

Scott J. Vassalluzzo
General Partner
Prescott Investors, Inc.


Credit Acceptance
We change lives!

Other Information

Corporate Headquarters
25505 West Twelve Mile Road
Southfield, MI 48034
(248) 353-2700

Transfer Agent and Registrar
Computershare Trust Company, N.A.
2 North LaSalle Street
Chicago, IL 60602
(312) 588-4993

Corporate Counsel
Skadden, Arps, Slate, Meagher & Flom LLP
Chicago, IL

Certified Public Accountants
Grant Thornton LLP
Southfield, MI

Stock Listing
CACC

Investor Relations
Information requests should be forwarded to:
Douglas W. Busk
(248) 353-2700 Ext. 4432

Annual Meeting of Shareholders
May 19, 2011
8:00 a.m.
Corporate Headquarters
25505 West Twelve Mile Road
Southfield, MI 48034

Shareholders may obtain, without charge, a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, by writing the Investor Relations Department at the corporate headquarters address or by accessing our investor information on the Company's website at creditacceptance.com.


Credit Acceptance
We change lives!

25505 West Twelve Mile Road
Southfield, MI 48034
(248) 353-2700

Visit us at creditacceptance.com